Teck

2019 ANNUAL REPORT

2019 ANNUAL REPORT

IN THIS REPORT

Our Business

Teck is a diversified resource company committed to responsible mining and mineral development with business units focused on steelmaking coal, copper, zinc and energy. Headquartered in Vancouver, British Columbia (B.C.), Canada, we own or have interests in 11 operating mines, a large metallurgical complex, and several major development projects in the Americas. We have expertise across a wide range of activities related to exploration, development, mining and minerals processing, including smelting and refining, health and safety, environmental protection, materials stewardship, recycling and research.

Our corporate strategy is focused on exploring for, developing, acquiring and operating world-class, long-life assets in stable jurisdictions that operate through multiple price cycles. We maximize productivity and efficiency at our existing operations, maintain a strong balance sheet, and are nimble in recognizing and acting on opportunities. The pursuit of sustainability guides our approach to business, and we recognize that our success depends on our ability to ensure safe workplaces, collaborative community relationships, and a healthy environment.

Mineral reserve and resource estimates for our properties are disclosed in our most recent Annual Information Form, which is available on our website at www.teck.com, under Teck's profile at www.sedar.com (SEDAR), and on the EDGAR section of the United States Securities and Exchange Commission (SEC) website at www.sec.gov.

Forward-Looking Statements

This annual report contains forward-looking statements. Please refer to the "Cautionary Statement on Forward-Looking Statements" on page 66.

All dollar amounts expressed throughout this report are in Canadian dollars unless otherwise noted.


Operations & Major Projects:
Steelmaking Coal
1 Cardinal River
2 Steelmaking Coal Mines in B.C.
· Fording River
· Greenhills
· Line Creek
· Elkview
Copper
1 Highland Valley Copper
2 Antamina
3 Quebrada Blanca
4 Carmen de Andacollo
5 Quebrada Blanca Phase 2
Zinc
1 Red Dog
2 Trail Operations
Energy
1 Fort Hills
Producing Operation
Development Project

Steelmaking Coal

We are the world's second-largest seaborne exporter of steelmaking coal, with five operations in Western Canada that have significant high-quality steelmaking coal reserves.

Copper

We are a significant copper producer in the Americas, with four operating mines in Canada, Chile and Peru, and copper development projects in North and South America.

Zinc

We are one of the world's largest producers of mined zinc, with two operating mines in the United States and Peru, and we own one of the world's largest fully integrated zinc and lead smelting and refining facilities located in Canada.

Energy

We have an interest in a large producing oil sands mine in Alberta, as well as oil sands exploration assets.

2019 Highlights

Safety

- Reduced High-Potential Incident Frequency by 16%
- Reduced Lost-Time Disabling Injury Frequency by 18%

Financial

- Revenues of $11.9 billion and cash flow from operations of $3.5 billion
- Gross profit before depreciation and amortization[1, 2] of $5.0 billion
- Adjusted EBITDA[1, 2] of $4.3 billion and adjusted profit attributable to shareholders[1, 2] of $1.6 billion
- Reduced our outstanding term notes by US$600 million
- Upgraded to investment grade credit ratings by four rating agencies, eliminating $1.1 billion in letter of credit requirements
- Returned $111 million in cash to shareholders through dividends and announced $600 million in share buybacks, of which approximately $393 million were completed in 2019, with the balance of approximately $207 million expected to be completed in 2020
- Ended the year with $1.0 billion of cash and $6.2 billion of liquidity

Operating and Development

- Commenced construction of the Quebrada Blanca Phase 2 (QB2) project, with first production targeted for the fourth quarter of 2021
- Our RACE21™ innovation-driven business transformation program has implemented initiatives aimed at achieving $160 million in annualized EBITDA[1] improvements as of the end of 2019, based on commodity prices at December 31, 2019[3], exceeding our initial announced target of $150 million

Sustainability

- Named to Dow Jones Sustainability World Index for the tenth consecutive year, and recognized as the top-ranked mining company in the world on both the World and North American Index. Included on the MSCI World ESG Leaders Index, and as the top-ranked mining company on the Sustainalytics ESG index.
- On track towards meeting our existing sustainability strategy short-term goals in 2020, and launched a new long-term sustainability strategy in 2020, including an objective to be carbon neutral across all operations and activities by 2050

Revenues[(3)]
($ in billions)


2019
$11.9
2018
$12.6
2017
$11.9
2016
$9.3
2015
$8.3

Adjusted Profit Attributable to Shareholders[(1)(2)(3)]
($ in billions)


2019
$1.6
2018
$2.4
2017
$2.5
2016
$1.1
2015
$0.2

Cash Flow from Operations[(3)]
($ in billions)


2019
$3.5
2018
$4.4
2017
$5.0
2016
$3.1
2015
$2.0

Notes:
(1) Non-GAAP Financial Measure. See "Use of Non-GAAP Financial Measures" section for further information.
(2) See "Use of Non-GAAP Financial Measures" section for reconciliation.
(3) Certain 2017 comparatives have been restated, while 2016 and prior years have not been restated.

Notes:
[1] Non-GAAP Financial Measure. See "Use of Non-GAAP Financial Measures" section for further information.
[2] See "Use of Non-GAAP Financial Measures" section for reconciliation.
[3] At prices in effect when the program was implemented on May 31, 2019, the annualized EBITDA improvements associated with these initiatives would have been $184 million, in consideration of commodity prices of US$204 per tonne for steelmaking coal, US$2.62 per pound for copper, US$1.22 per pound for zinc and a US/CDN exchange rate of 1.35. Based on December 31, 2019 commodity prices of US$136.50 per tonne for steelmaking coal, US$2.79 per pound for copper, US$1.04 per pound for zinc and a US/CDN exchange rate of 1.30, the equivalent annualized EBITDA improvement is $160 million.



Letter from the Chair

Sheila A. Murray
Chair of the Board

To the Shareholders

I am truly honoured to have been appointed as Chair of the Board of Directors for Teck — a Canadian company with a long and proud history and an equally bright future.

I want to thank my predecessor in this role, Dominic Barton. We were incredibly fortunate as a Board to have the benefit of Dominic's strategic insight and broad scope of business experience for the time he was with Teck, prior to stepping down to assume the position of Canada's Ambassador to China.

It is exciting to be taking on the role of Chair at this transformational time for Teck, with the company poised for growth through responsible value creation.

A big part of this is the Quebrada Blanca Phase 2 project (QB2), now under construction in northern Chile. QB2 is a long-life, low-cost asset that will significantly increase Teck's copper production. This growth in copper will coincide with increasing demand for electric vehicles, alternative energy and other low-carbon technologies that rely on copper. This will put Teck in a strong position to help meet this demand by providing a material essential to a greener future.

Teck is also putting cutting-edge technology and innovation to work to transform how mining is done. Under the banner of the RACE21™ program, breakthroughs in machine learning, data analytics and automation are strengthening safety, enhancing sustainability and improving productivity across every aspect of the business. Already this program has exceeded expectations and has set a target to generate $1 billion in annualized EBITDA by the end of 2021.

Perhaps most importantly, Teck is focused on building on its strong environmental, social and governance (ESG) track record by continuing to be one of the world's most responsible providers of metals and minerals. As part of this, Teck has updated its long-term sustainability strategy, which sets out ambitious new objectives in everything from safety to water stewardship — including an objective to become carbon neutral across operations and activities by 2050. Further, it sets out the near-term steps we intend to take to achieve those objectives.

This continued focus on ESG performance is of critical importance to Teck's Board and management. Global shifts underway — including the rising middle class and the transition to a low-carbon economy — will all depend on a continued supply of mined materials. Whether it is the steel and steelmaking coal needed to build rapid transit, schools and hospitals; the copper for power infrastructure and electric vehicles; or zinc to protect and extend the lifespan of essential infrastructure.

At the same time, we know that our shareholders, employees, customers and other stakeholders want to know that these materials have been produced in a manner that is environmentally and socially responsible, and sustainable for the future. Ensuring that Teck continues to strike that balance is one of the most important duties of our Board, and a priority as we move through 2020 and beyond.

I look forward to working with the Board of Directors and management to continue building on Teck's strong track record of creating sustainable value and supplying materials essential to our modern world.



Sheila A. Murray, Chair of the Board
Vancouver, B.C., Canada
February 26, 2020



Letter from the CEO

Donald R. Lindsay
President and Chief Executive Officer

To the Shareholders

The year of 2019 was a tale of two halves. We had a strong start to the year, focusing on maximizing production to capture margin during a period of higher commodity prices. However, the market tides began to shift in the second half of the year as prices declined due to global economic uncertainties.

In response to this shift, we moved quickly to address those factors within our control to further improve our efficiency and productivity while reducing costs. We have set out four key priorities for our company going forward that will ensure we achieve those goals and position Teck for future growth:

1. Executing on our Quebrada Blanca Phase 2 (QB2) copper project to significantly grow our copper production
2. Accelerating our RACE21™ business transformation program to drive $1 billion in new annualized EBITDA by the end of 2021
3. Improving the competitiveness of our steelmaking coal logistics chain, including upgrades at Neptune Terminals
4. Implementing a company-wide cost reduction program to achieve $610 million in savings through to the end of 2020

Underpinning these priorities are our new short- and long-term sustainability goals that will build on our track record of strong environmental, social and governance (ESG) performance.

Growth through QB2

Construction continues at our Quebrada Blanca Phase 2 project in Chile, a world-class copper project and a key component of Teck's future growth. As of February 2020, there were over 7,500 people actively working on-site across the six major construction areas, and we continue to target first production in the fourth quarter of 2021.

QB2 will significantly increase our copper production at a time when the world needs significantly more copper to support the transition to a low-carbon economy. Renewable energy systems, like solar, can require 10 times more copper than traditional energy systems. Zero-emission electric vehicles need up to four times as much copper as an internal combustion vehicle. Recent research by S&P Global Market Intelligence points to the need for between 11 million and 70 million tonnes of incremental copper production by 2030 to meet climate targets outlined in the Paris Agreement. While this range reflects a number of market scenarios, even at the low range of 11 million tonnes of incremental production, the world would need to build the equivalent of about three QB2s every year for 11 years to provide the copper needed to meet these climate targets. Through QB2 and future expansion opportunities, Teck will be well positioned to take advantage of this growing market.

Transformation through RACE21™

One of our core priorities is RACE21™, our innovation-driven business transformation program launched in 2019. We are implementing proven digital technologies across the mining value chain to improve productivity and lower costs. At the end of the year, we had initiatives underway in areas such as machine learning, mining analytics and processing

improvements. These are expected to generate an additional $160 million in annualized EBITDA improvements based on commodity prices at December 31, 2019, exceeding our initial target of $150 million set in May 2019 when commodity prices were significantly higher. More than 30 different projects have been implemented across our operations to date, and we're continuing to set our sights higher. We are targeting to achieve a cumulative total of $1 billion in ongoing annualized EBITDA improvements by the end of 2021, which represents significant value.

Strengthening Coal Logistics

We have a world-class steelmaking coal business, and we are committed to improving the competitiveness of our logistics chain. In 2019, we continued to advance rail and terminal agreements and upgrades at Neptune Bulk Terminals, all with the goal of significantly increasing flexibility and optionality within the supply chain and improving our capability to meet our delivery commitments to customers — while lowering our overall transportation costs. The Neptune upgrades are expected to be complete in the first quarter of 2021.

Cost Reduction Program

Our final priority has been reducing cost across our business. In the third quarter of 2019, we introduced a company-wide cost reduction program. By the end of 2019, we achieved approximately $210 million of capital and operating reductions, exceeding our target of $170 million. In 2020, we expect approximately $400 million of capital and operating reductions, for total reductions in previously planned spending of approximately $610 million through the end of 2020, surpassing our previous target of $500 million.

Sustainability Performance

I'm pleased to report that we are on track to achieve all 21 of our current short-term sustainability goals by the end of 2020. We also launched an updated long-term sustainability strategy this year, including an ambitious new objective to be carbon neutral across our operations and activities by 2050. Our focus on responsible mining continues to be recognized, including being named to the Dow Jones Sustainability World Index for the 10th consecutive year, and listed as the top-ranked mining company in the world on both the World and North American Index. We were also the only mining company on the Global 100 Most Sustainable Corporations list.

Financial and Operational Performance

We continued to generate significant free cash flow in 2019, particularly from our steelmaking coal business. We had revenues of $11.9 billion, and gross profit before depreciation and amortization of $5.0 billion. We reduced our outstanding term notes by US$600 million, and we were upgraded to investment grade credit ratings by four rating agencies, eliminating $1.1 billion in letter of credit requirements.

Our financial position remains strong, as we ended 2019 with $1.0 billion of cash and $6.2 billion of liquidity. In addition, in the fourth quarter of 2019, we closed $2.5 billion in limited recourse project financing to fund the development of QB2. We also returned $111 million in cash to shareholders through dividends and announced $600 million in share buybacks, of which approximately $393 million were completed in 2019, with the balance of approximately $207 million expected to be completed in 2020.

Our People

We remain focused on our core value of safety across every aspect of our business in 2019. High-Potential Incidents and Lost-Time Disabling Injury Frequency were down 16% and 18%, respectively, year over year. We were deeply saddened by a fatality that took place in November 2019 at our QB2 project. We have carried out an in-depth investigation into the incident to learn as much as possible and to implement measures to prevent reoccurrences.

Turning to our senior management, Andrew Stonkus, Senior Vice President, Marketing and Logistics, retired in 2019, following over 30 years of service to Teck. He has been an invaluable member of our sales team for decades and was instrumental in opening up new markets for our products. Réal Foley has succeeded Andrew Stonkus as Senior Vice

President, Marketing and Logistics. New members of our senior team in 2019 are Ian Anderson, Vice President, Logistics; and André Stark as Vice President, Marketing, with responsibility for Coal and Base Metals.

I would also like to welcome our new Chair of the Board, Sheila Murray. The former President of CI Financial Corp., Sheila had a distinguished career practising corporate and securities law prior to joining CI, where she advised a variety of companies in the mining industry. She has been on our Board since 2018 and served as Acting Board Chair following the departure of Dominic Barton, who was appointed Canada's Ambassador to China in September 2019. I would like to say a special thank you to Dominic for his outstanding contribution as Chair. In his year of service he dramatically improved the engagement, performance and culture of the Board, which continues today. We wish him every success in his new, very important role and thank him for his contribution to Canada.

As I look to the year ahead, we remain focused on our key priorities: expanding RACE21™, building QB2, enhancing our steelmaking coal logistics chain and reducing costs — all while continuously improving our sustainability performance and providing materials necessary for society. Because we know that better mining ultimately contributes to a better world and better future for everyone.



Donald R. Lindsay
President and Chief Executive Officer
Vancouver, B.C., Canada
February 26, 2020

MANAGEMENT'S DISCUSSION AND AND ANALYSIS

Management's Discussion and Analysis

Our business is exploring for, acquiring, developing and producing natural resources. We are organized into business units focused on steelmaking coal, copper, zinc and energy. These are supported by our corporate offices, which manage our corporate growth initiatives and provide marketing, administrative, technical, health, safety, environment, community, financial and other services.

Through our interests in mining and processing operations in Canada, the United States (U.S.), Chile and Peru, we are the world's second-largest seaborne exporter of steelmaking coal, an important producer of copper, one of the world's largest producers of mined zinc, and we have an interest in a large producing oil sands mine. We also produce lead, silver, molybdenum and various specialty and other metals, chemicals and fertilizers. We actively explore for copper, zinc and gold, and we hold interests in oil sands assets in the Athabasca region of Alberta.

This Management's Discussion and Analysis of our results of operations is prepared as at February 26, 2020 and should be read in conjunction with our audited annual consolidated financial statements for the year ended December 31, 2019. Unless the context otherwise dictates, a reference to Teck, Teck Resources, the Company, us, we or our refers to Teck Resources Limited and its subsidiaries, including Teck Metals Ltd. and Teck Coal Partnership. All dollar amounts are in Canadian dollars, unless otherwise stated, and are based on our 2019 audited annual consolidated financial statements that are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. In addition, we use certain financial measures, which are identified throughout the Management's Discussion and Analysis in this report, that are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS. See "Use of Non-GAAP Financial Measures" on page 56 for an explanation of these financial measures and reconciliation to the most directly comparable financial measures under IFRS.

This Management's Discussion and Analysis contains certain forward-looking information and forward-looking statements. You should review the cautionary statement on forward-looking statements under the heading "Cautionary Statement on Forward-Looking Statements" on page 66, which forms part of this Management's Discussion and Analysis, as well as the risk factors discussed in our most recent Annual Information Form.

Additional information about us, including our most recent Annual Information Form, is available on our website at www.teck.com, under Teck's profile at www.sedar.com (SEDAR), and on the EDGAR section of the United States Securities and Exchange Commission (SEC) website at www.sec.gov.

Business Unit Results

The following table shows a summary of our production of our major commodities for the last five years and estimated production for 2020.

Five-Year Production Record and Our Estimated Production in 2020

Principal Products		2015	2016	2017	2018	**2019**	2020 estimate[3]
Steelmaking coal	million tonnes	25.3	27.6	26.6	26.2	**25.7**	24.0
Copper[1]	thousand tonnes	358	324	287	294	**297**	293
Zinc							
Contained in concentrate[1]	thousand tonnes	658	662	659	705	**640**	620
Refined	thousand tonnes	307	312	310	303	**287**	310
Bitumen[1][2]	million barrels	–	–	–	6.8	**12.3**	13.0

Notes:
(1) We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations. Zinc contained in concentrate production includes co-product zinc production from our 22.5% interest in Antamina.
(2) Fort Hills bitumen results for the year ended December 31, 2018 are included from June 1, 2018.
(3) Production estimates for 2020 represent the midpoint of our production guidance range.

Average commodity prices and exchange rates for the past three years, which are key drivers of our profit, are summarized in the following table.

	US$					CAD$				
	2019	% chg	2018	% chg	2017	**2019**	% chg	2018	% chg	2017
Steelmaking coal (realized – $/tonne)	**164**	-12%	187	+7%	174	**218**	-10%	243	+8%	226
Copper (LME cash – $/pound)	**2.72**	-8%	2.96	+6%	2.80	**3.62**	-6%	3.84	+5%	3.64
Zinc (LME cash – $/pound)	**1.16**	-13%	1.33	+2%	1.31	**1.54**	-10%	1.72	+1%	1.70
Blended bitumen (realized – $/barrel)[1]	**45.20**	+29%	35.12	–	–	**60.12**	+30%	46.14	–	–
Exchange rate (Bank of Canada)										
US$1 = CAD$	**1.33**	+2%	1.30	0%	1.30					
CAD$1 = US$	**0.75**	-3%	0.77	0%	0.77					

Note:
(1) Fort Hills blended bitumen results for the year ended December 31, 2018 are included from June 1, 2018.

Our revenues, gross profit before depreciation and amortization,[1, 2] and gross profit by business unit for the past three years are summarized in the following table.

	Revenues			Gross Profit (Loss) Before Depreciation and Amortization[1][2]			Gross Profit (Loss)		
($ in millions)	**2019**	2018	2017	**2019**	2018	2017	**2019**	2018	2017
Steelmaking coal	**$ 5,522**	$ 6,349	$ 6,014	**$ 2,904**	$ 3,770	$ 3,732	**$ 2,112**	$ 3,040	$ 3,014
Copper	**2,469**	2,714	2,400	**1,080**	1,355	1,154	**617**	877	586
Zinc	**2,968**	3,094	3,496	**831**	1,085	1,173	**601**	869	967
Energy[3]	**975**	407	–	**144**	(106)	–	**10**	(165)	–
Total	**$ 11,934**	$ 12,564	$ 11,910	**$ 4,959**	$ 6,104	$ 6,059	**$ 3,340**	$ 4,621	$ 4,567

Notes:
(1) Non-GAAP Financial Measure. See "Use of Non-GAAP Financial Measures" section for further information.
(2) See "Use of Non-GAAP Financial Measures" section for reconciliation.
(3) Fort Hills blended bitumen results for the year ended December 31, 2018 are included from June 1, 2018.

[1] Non-GAAP Financial Measure. See "Use of Non-GAAP Financial Measures" section for further information.
[2] See "Use of Non-GAAP Financial Measures" section for reconciliation.

Steelmaking Coal

In 2019, our five steelmaking coal operations in Western Canada produced 25.7 million tonnes of coal, with sales of 25.0 million tonnes. The majority of our sales are to the Asia-Pacific region, with lesser amounts sold primarily to Europe and the Americas. Our long-term annual production capacity is approximately 27 million tonnes, and we have total proven and probable reserves of 840 million tonnes of steelmaking coal.

As planned, Coal Mountain Operations transitioned to closure in the second quarter of 2019. We have offset the loss of production at Coal Mountain through higher production and improved processing throughput at our other Elk Valley operations.

Consistent with our capital allocation framework, in May 2019 we announced that we will not proceed with the MacKenzie Redcap extension at our Cardinal River Operations. The operation is expected to close in the second half of 2020 and then transition to care and maintenance. As a result, Cardinal River production is expected to decrease to approximately 700,000 tonnes in 2020. The lost production is expected to be made up by our Elkview Operations with a plant expansion project scheduled to be completed in the first quarter of 2020.

In 2019, our steelmaking coal business unit accounted for 46% of revenue and 58% of gross profit before depreciation and amortization.

($ in millions)	**2019**	2018	2017
Revenues	**$ 5,522**	$ 6,349	$ 6,014
Gross profit before depreciation and amortization(1)(2)	**$ 2,904**	$ 3,770	$ 3,732
Gross profit	**$ 2,112**	$ 3,040	$ 3,014
Production (million tonnes)	**25.7**	26.2	26.6
Sales (million tonnes)	**25.0**	26.0	26.5

Notes:
(1) Non-GAAP Financial Measure. See "Use of Non-GAAP Financial Measures" section for further information.
(2) See "Use of Non-GAAP Financial Measures" section for reconciliation.

Operations

Gross profit for our steelmaking coal business unit was $2.1 billion in 2019, down from $3.0 billion in 2018, due to lower prices and lower sales volumes. Gross profit before depreciation and amortization for our steelmaking coal business unit declined to $2.9 billion in 2019.

On February 11, 2019, we agreed with POSCO Canada Limited (Poscan) to increase the royalty paid by Poscan in respect of its 20% share of Greenhills' coal production. As a result, the royalty we received increased by $74 million, from $21 million in 2018 to $95 million in 2019.

Our average realized steelmaking coal selling price in 2019 declined to US$164 per tonne, compared with US$187 per tonne in 2018 and US$174 per tonne in 2017.

Sales volumes were 25.0 million tonnes in 2019, compared with 26.0 million tonnes sold in 2018. Sales volumes were negatively affected by logistical issues throughout the supply chain during 2019.

Our 2019 production of 25.7 million tonnes was 0.5 million tonnes lower than 2018, primarily due to logistics chain issues combined with mining challenges at Cardinal River Operations and Fording River Operations.

The adjusted site cost of sales[1, 2] in 2019 was $65 per tonne and within our annual guidance range. As anticipated, this cost was higher than the $62 per tonne cost of product sold in 2018. The increase in 2019 was primarily a result of mining in new, recently permitted areas at a number of our operations, with increased strip ratios to generate production after the closure of Coal Mountain.

As a result of our decision not to proceed with the MacKenzie Redcap extension at our Cardinal River Operations and the short remaining mine life, combined with lower steelmaking prices, we recorded pre-tax non-cash impairment charges of $289 million in 2019.

Capital spending in 2019 included $403 million for sustaining capital, $155 million for major enhancements to maintain and increase long-term production capacity, and $192 million for the Neptune Bulk Terminals upgrade project.

Elk Valley Water Quality Management

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan), an area-based management plan that was approved in the fourth quarter of 2014 by the British Columbia (B.C.) Minister of Environment. The Plan establishes short-, medium- and long-term water quality targets for selenium, nitrate, sulphate, and cadmium to protect the environment and human health, as well as a plan to manage calcite formation. In 2019, the B.C. Government endorsed the use of Saturated Rock Fill (SRF) technology, and we have received approval to construct an expansion of SRF water treatment capacity at Elkview Operations. Elkview Operations' SRF has been successfully operating since January 2018, treating up to 10 million litres per day and achieving near-complete removal of nitrate and selenium from mine-impacted waters.

To the end of 2019, we have spent approximately $437 million (approximately $392 million of capital and $45 million of SRF research and development costs) on implementation of the Elk Valley Water Quality Plan, including construction of the first active water treatment facility (AWTF) at our Line Creek Operations, treating up to 7.5 million litres per day. The second AWTF, at our Fording River Operations, with an expected capacity of 20 million litres per day, is under construction and scheduled to be completed in the fourth quarter of 2020. We have commenced construction of Elkview SRF Phase 2, which has a projected completion date in the fourth quarter of 2020, and in conjunction with Phase 1, will treat up to an additional 20 million litres per day. By the end of the fourth quarter 2020, we expect to have the capacity to treat up to 47.5 million litres per day.

Capital spending in 2020 on water treatment is expected to be approximately $290 million. The majority of the planned spend relates to the completion of our Fording River AWTF and Elkview Phase 2 SRF. In addition, we continue to invest in various innovative technical solutions to address water quality issues. Additional research and development projects are ongoing to continue to improve our understanding of water quality, source control and treatment options.

Over the following four years, from 2021 to 2024, we plan to invest an additional $350 to $400 million of capital to further increase water treatment capacity to 90 million litres per day by the end of 2024. In addition, during the same period we plan to spend approximately $85 million in capital on source control and calcite management, and approximately $90 million on tributary-specific treatment. Capital spending in 2021 is expected to be similar to 2020 levels and is expected to decrease significantly in 2022 to 2024. Following the completion of both the Elkview SRF Phase 2 and the AWTF at Fording River Operations in 2020, the plan includes the construction of 30 million litres per day of additional SRF capacity at the north end of the Elk Valley and 12.5 million litres per day at our Line Creek Operations. The first phase of our next SRF at the north end of the Elk Valley is designed to treat 15 million litres per day and completion is expected in the first quarter of 2021.

[1] Non-GAAP Financial Measure. See "Use of Non-GAAP Financial Measures" section for further information.

[2] See "Use of Non-GAAP Financial Measures" section for reconciliation.

Operating costs associated with water treatment were approximately $1.30 per tonne in 2019 and are projected to increase gradually over the long term to approximately $3 per tonne as additional AWTFs and SRFs become operational. After 2024, ongoing capital costs for construction of additional treatment facilities are expected to average approximately $2 per tonne annually.

Final costs of implementing the Plan and managing water quality will depend in part on the technologies applied and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. Our current plan is that the Fording River AWTF will be the last full-scale AWTF and that future treatment facilities will be SRFs. Implementation of this plan will require additional operating permits. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health, and provides for adjustments if warranted by monitoring results. This ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies that could substantially increase or decrease both capital and operating costs associated with water quality management, or that could materially affect our ability to permit mine life extensions in new mining areas. Fish census data obtained in late 2019 showed unexpected and substantial reductions in populations of westslope cutthroat trout in certain mine-affected waters in the Elk Valley. The causes of the reductions are unclear and substantial technical effort is underway to determine whether the reductions are associated with water quality issues, flow conditions and habitat availability, or predation or other natural causes, and to develop a response plan. Until the results of this additional work are available and appropriate mitigation measures are in place, we may face delays in permitting or restrictions on our mining activities in the Elk Valley.

During the third quarter of 2018, we received notice from Canadian federal prosecutors of potential charges under the *Fisheries Act* in connection with discharges of selenium and calcite from steelmaking coal mines in the Elk Valley. Since 2014, compliance limits and site performance objectives for selenium and other constituents, as well as requirements to address calcite, in surface water throughout the Elk Valley and in the Koocanusa Reservoir have been established under a regional permit issued by the provincial government, which references the Plan. If federal charges are laid, potential penalties may include fines as well as orders with respect to operational matters. We expect that discussions with respect to the draft charges will continue through the first quarter. It is not possible at this time to fully assess the viability of our potential defences to any charges, or to estimate the potential financial impact on us of any conviction. Nonetheless, that impact may be material.

Rail

Rail transportation of product from our four steelmaking coal mines in southeast B.C. to Vancouver port terminals is currently provided under a 10-year agreement with CP Rail, which expires March 31, 2021. Most eastbound coal deliveries to North American customers are shipped pursuant to an arrangement with CP Rail. The remaining eastbound coal deliveries are shipped via the BNSF Railway. Our Cardinal River Operations in Alberta is served by Canadian National Railway (CN), which transports our product to ports on the west coast.

In December 2019, we entered into a long-term agreement with CN for shipping of steelmaking coal from our four B.C. operations between Kamloops and Neptune Bulk Terminals and other west coast ports, including Ridley Terminals Inc. The agreement runs from April 2021 to December 2026, and will enable us to increase shipment volumes significantly through an expanded Neptune Bulk Terminals. The agreement also provides for investments by CN of more than $125 million to enhance rail infrastructure and support increased shipment volumes to Neptune Bulk Terminals and through Ridley Terminals.

Ports

We continue to progress the Neptune Bulk Terminals facility upgrade project, which will include a five-month period from May to September when we intend to suspend operations at Neptune Bulk Terminals in order to match port capacity with reduced production and improve productivity and safety as we advance construction. This is expected to be the last extended construction outage at Neptune Bulk Terminals. The upgrade project will significantly increase terminal-loading capacity and improve our capability to meet our delivery commitments to our customers while lowering our overall logistics costs. The total cost of the project is expected to be approximately $800 million, consistent with our previous guidance. The business case for this project remains strong. It will provide us with an

exclusive terminal that will help us meet the long-term requirements of our customers for consistent, high-quality product at significantly reduced costs. In 2019, we invested $192 million on the Neptune Bulk Terminals facility upgrade project. In addition to the 2020 capital expenditures noted above, the program includes $390 million to be spent in 2020 and approximately $120 million in 2021. The Neptune Bulk Terminals facility upgrades are expected to be completed in the first quarter of 2021 and we are evaluating opportunities to gradually increase port capacity earlier. There is a risk that if completion is delayed, we may limit our production and sales temporarily on expiry of our contract with Westshore Terminals.

Our contract with Westshore Terminals, which expires March 31, 2021, currently provides us with 19 million tonnes of annual capacity. In January 2020, we announced an expanded commercial agreement with Ridley Terminals for shipments of steelmaking coal from Teck's British Columbia operations. The agreement runs from January 2021 to December 2027, and increases contracted capacity from 3 million tonnes per annum (Mtpa) to 6 Mtpa, with an option for Teck to extend up to 9 Mtpa. This will enable Teck to increase its shipment volumes through Ridley Terminals to provide greater flexibility and improved performance within its overall steelmaking coal supply chain.

Sales

Our steelmaking coal marketing strategy is focused on maintaining and building relationships with our traditional customers, while establishing new customers in markets where we anticipate long-term growth in steel production and demand for seaborne steelmaking coal. In 2019, we continued to focus our marketing in areas with the greatest demand growth, which included increasing sales volumes to India.

Markets

Steel production and demand for seaborne steelmaking coal remained strong through the first half of 2019 before market conditions deteriorated in the second half of the year. Steelmaking coal spot prices were affected by pressure on steelmakers' margins, created by lower steel pricing and continued high iron ore pricing. The steelmaking coal market remains fundamentally supported by demand from steel capacity growth in India and increased imports into China. Market sentiment has improved slightly for 2020, as steel margins are expected to improve, with higher steel prices and lower iron ore and coking coal costs. While investment in steelmaking coal capacity increased in the past two years, it currently remains low. Permitting processes for steelmaking coal mines remain challenging and capital markets are rationing capital to coal, limiting the supply response.

The following graphs show key metrics affecting steelmaking coal sales: spot price assessments and quarterly pricing, hot metal production (each tonne of hot metal, or pig iron, produced requires approximately 650-700 kilograms of steelmaking coal), and China's steelmaking coal imports by source.

Daily Steelmaking Coal Assessments
Source: Argus, Platts, TSI



$350
$300
$250
$200
$150
$100
$50
2014 2015 2016 2017 2018 2019
Spot price assessments (US$ per tonne FOB Australia, Argus)
Quarterly benchmark (US$ per tonne FOB Australia)
Quarterly index-linked price (US$ per tonne FOB Australia)

Hot Metal (Pig Iron) Production
Source: World Steel Association, National Bureau of Statistics of China



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1999 2003 2007 2011 2015 2019
Rest of the world (tonnes in millions)
China (tonnes in millions)

China Steelmaking Coal Imports
Source: China's Customs



80
70
60
50
40
30
20
10
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Tonnes
2011 2013 2015 2017 2019
Landborne (tonnes in millions)
Seaborne (tonnes in millions)

Outlook

Throughout 2019, we experienced logistics performance issues across the supply chain due to underperformance in port and rail services, material handling issues and poor weather conditions. As a result, although the logistics supply chain performance improved in the fourth quarter, we are starting 2020 with record-high site inventory levels, which reduces our operating flexibility. Given the potential for weaker demand in the short-term due to the effects of the Coronavirus and the high inventory levels due to rail and port constraints, we are choosing to temporarily reduce production and implement a shutdown of Neptune Bulk Terminals in order to progress the facility upgrade. This reduction, combined with extreme winter weather in January and early February, which was then followed by rail blockades, means that we now expect our steelmaking coal production in 2020 to be between 23.0 and 25.0 million tonnes.

As previously disclosed, we continue to advance mining in new areas at our Fording River, Elkview and Greenhills operations. These new areas are expected to extend the lives of these mines and allow us to increase production to offset the closure of Coal Mountain and Cardinal River operations. Our Cardinal River Operations will transition to closure by the second half of 2020. We are investing in the Elk Valley processing plants and will be transferring mobile equipment from Cardinal River in order to support increased mining activities in the Elk Valley. As part of our strategy to maintain production capacity of approximately 27 million tonnes in the Elk Valley, Elkview Operations is scheduled to complete its plant expansion project in the first quarter of 2020. Our Elkview Operations are anticipating a reduction of strip ratio over the next three to five years.

Although coal prices have softened since the beginning of 2019, market fundamentals remain supportive of our sales plan. Final sales and average prices for the quarter will depend on product mix, market direction for spot priced sales and timely arrival of vessels, as well as the performance of the rail transportation network and port loading facilities. Due to the weather-related challenges discussed above, and rail blockades, we are expecting 2020 first quarter sales to reach approximately 4.8 to 5.2 million tonnes, down from the previous estimate of 5.1 to 5.4 million tonnes. As always, our sales may vary depending on the performance of our logistics chain, which has been negatively impacted by severe winter weather in January and early February and by blockades on rail lines, the construction related to the Neptune Bulk Terminals upgrade project, and strong third-party volumes.

We expect sustaining capital expenditures for our steelmaking coal operations to be approximately $475 million in 2020, including approximately $290 million related to water treatment, $100 million for ongoing operations and $85 million for Neptune Bulk Terminals. Approximately $140 million will be invested in major enhancement projects in 2020, primarily related to increasing the plant capacity at Elkview Operations and the development of new mining areas at our Elk Valley Operations. In addition, RACE21™ major enhancement capital of $65 million will be invested in the coal operations, mostly for our autonomous haulage pilot at Elkview Operations. Expected capitalized stripping costs in 2020 are approximately $340 to $390 million.

As disclosed in the third quarter of 2019, we plan to complete some of our annual maintenance major plant outages earlier in 2020, reducing our steelmaking coal production in the first half of the year and increasing production in the second half of the year. The Neptune Bulk Terminals' extended construction outage from May to September will also affect our quarterly production and corresponding cost of sales. As a result, we expect quarterly cost of sales per tonne to be higher in the first quarter of 2020 than the fourth quarter of 2019 with the lower production rates, and then decreasing in the fourth quarter of 2020 when we are back to near-full production levels. We expect our 2020 adjusted site costs of sales to be between $63 to $67 per tonne reflecting the extended construction outages to progress the Neptune Bulk Terminal facility upgrades combined with the logistics chain challenges in January and early February.

Transportation costs in 2020 are expected to increase to approximately $40 to $43 per tonne, with lower volumes delivered to Neptune Bulk Terminals during the construction outages and higher rail and port rates.

Copper

In 2019, we produced 297,300 tonnes of copper from our Highland Valley Copper Operations in B.C., our 22.5% interest in Antamina in Peru, and our Carmen de Andacollo and Quebrada Blanca operations in Chile. Copper production rose by 1% from 2018, due to higher ore grades and improved recovery from Highland Valley Copper, offset by lower production from Carmen de Andacollo and Quebrada Blanca.

In 2019, our copper business unit accounted for 21% of our revenue and 22% of our gross profit before depreciation and amortization.

	Revenues			Gross Profit (Loss) Before Depreciation and Amortization(1)(2)			Gross Profit (Loss)		
($ in millions)	**2019**	2018	2017	**2019**	2018	2017	**2019**	2018	2017
Highland Valley Copper	**$ 1,005**	$ 941	$ 733	**$ 395**	$ 343	$ 213	**$ 196**	$ 164	$ 18
Antamina	**900**	1,061	936	**614**	794	670	**457**	652	534
Carmen de Andacollo	**394**	488	549	**89**	193	222	**23**	121	142
Quebrada Blanca	**170**	224	182	**(18)**	26	50	**(59)**	(59)	(107)
Other	**–**	–	–	**–**	(1)	(1)	**–**	(1)	(1)
Total	**$ 2,469**	$ 2,714	$ 2,400	**$ 1,080**	$ 1,355	$ 1,154	**$ 617**	$ 877	$ 586

Notes:
(1) Non-GAAP Financial Measure. See "Use of Non-GAAP Financial Measures" section for further information.
(2) See "Use of Non-GAAP Financial Measures" section for reconciliation.

	Production(1)			Sales(1)		
(thousand tonnes)	**2019**	2018	2017	**2019**	2018	2017
Highland Valley Copper	**121**	101	93	**124**	103	89
Antamina	**101**	100	95	**101**	99	94
Carmen de Andacollo	**54**	67	76	**55**	64	77
Quebrada Blanca	**21**	26	23	**21**	26	23
Total	**297**	294	287	**301**	292	283

Note:
(1) We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in the operation.

Operations

Highland Valley Copper

Our Highland Valley Copper Operations is located in south-central B.C. Gross profit was $196 million in 2019, compared with $164 million in 2018, primarily due to higher copper production and sales, which offset lower copper prices and lower molybdenum production, sales and prices. Gross profit before depreciation and amortization was $395 million in 2019, compared to $343 million in 2018 and $213 million in 2017.

Highland Valley Copper's 2019 copper production was 121,300 tonnes, compared to 100,800 tonnes in 2018 and 92,800 tonnes in 2017. The increase was primarily due to higher copper grades and improved mill recoveries. Molybdenum production was 24% lower in 2019 at 6.6 million pounds, compared to 8.7 million pounds in 2018, primarily due to lower molybdenum grades and recovery, as anticipated in the mine plan.

We completed the installation of an additional D3 ball mill in May 2019, with commissioning and ramp-up continuing into the first quarter of 2020. Our autonomous haulage project continued in 2019, with nine trucks now fully operational and 26 million tonnes hauled during the year.

Copper production is expected to increase in 2020 compared to 2019 due to higher recoveries from improving ore characteristics, the realization of additional throughput and recovery benefits from the implementation of mill analytics as part of our RACE21™ innovation-driven business transformation program and continued ramp-up of the additional D3 ball mill.

Copper production in 2020 is anticipated to be between 133,000 and 138,000 tonnes, with lower production in the first half of 2020. Annual copper production from 2021 to 2023 is expected to be between 155,000 and 165,000 tonnes per year. Copper production is anticipated to average about 150,000 tonnes per year after 2023, through to the end of the current mine plan in 2027. Molybdenum production in 2020 is expected to be between 4.5 to 5.5 million pounds contained in concentrate, with annual production expected to be between 3.5 to 5.0 million pounds per year afterwards. We continue to advance studies that assess the potential economic viability of extending the Highland Valley Copper mine life to 2040 with completion of a feasibility study expected in 2020.

Antamina

We have a 22.5% share interest in Antamina, a copper-zinc mine in Peru. The other shareholders are BHP Billiton plc (33.75%), Glencore plc (33.75%) and Mitsubishi Corporation (10%). Gross profit in 2019 was $457 million, compared with $652 million in 2018 and $534 million in 2017. Gross profit in 2019 decreased from 2018 primarily due to lower copper and zinc prices, and reduced zinc volume as a result of lower zinc grades as anticipated in the mine plan. In 2019, our share of gross profit before depreciation and amortization was $614 million, compared with $794 million in 2018 and $670 million in 2017.

Antamina's copper production (100% basis) in 2019 was 448,500 tonnes, compared to 446,100 tonnes in 2018, with slightly higher grades offset by slightly lower recoveries. Zinc production was 303,300 tonnes in 2019, a decrease from 409,300 tonnes of production in 2018, primarily due to lower zinc grades as a result of mine sequencing. In 2019, molybdenum production was 7.8 million pounds, which was 24% lower than in 2018.

In June 2019, Antamina signed a new three-year collective agreement, with a one-time US$64 million labour settlement charge. Our US$14 million share was recognized through cost of sales in the third quarter of 2019.

Pursuant to a long-term streaming agreement made in 2015, Teck delivers an equivalent to 22.5% of payable silver sold by Compañía Minera Antamina S.A. to a subsidiary of Franco-Nevada Corporation (FNC). FNC pays a cash price of 5% of the spot price at the time of each delivery, in addition to an upfront acquisition price previously paid. In 2019, approximately 2.8 million ounces of silver were delivered under the agreement. After 86 million ounces of silver have been delivered under the agreement, the stream will be reduced by one-third. A total of 15.2 million ounces of silver have been delivered under the agreement from the effective date in 2015 to December 31, 2019.

Our 22.5% share of Antamina's 2020 production is expected to be in the range of 88,000 to 92,000 tonnes of copper, 100,000 to 105,000 tonnes of zinc and approximately 2.0 million pounds of molybdenum in concentrate. Our share of copper production is expected to average 90,000 tonnes per year from 2021 to 2023. Our share of zinc production is

expected to be between approximately 90,000 and 100,000 tonnes per year from 2021 to 2023, although annual production may fluctuate due to feed grades and the amount of copper-zinc ore processed. Our share of annual molybdenum production is expected to be between 2.0 and 3.0 million pounds per year between 2021 and 2023.

Carmen de Andacollo

We have a 90% interest in the Carmen de Andacollo mine, which is located in the Coquimbo Region of central Chile. The remaining 10% is owned by Empresa Nacional de Minería (ENAMI), a state-owned Chilean mining company. Gross profit decreased to $23 million in 2019 from $121 million in 2018, primarily due to lower production and sales volumes due to strike action by the Workers' Union, which caused the suspension of operations in the fourth quarter, as well as lower copper prices. Gross profit before depreciation and amortization was $89 million in 2019, compared to $193 million in 2018 and $222 million in 2017.

A regulated bargaining process with the Workers' Union commenced in September 2019, and did not result in an agreement. The Workers' Union subsequently commenced strike action on October 14, 2019. Following ratification of a new three-year collective agreement, on December 5, 2019, operations resumed. In August 2019, we also signed a new three-year collective agreement with the supervisory union.

Carmen de Andacollo produced 51,600 tonnes of copper contained in concentrate in 2019, compared to 63,500 tonnes in 2018. The decrease was primarily due to the strike action in the fourth quarter resulting in approximately 9,000 tonnes of lost production. Copper cathode production was 2,400 tonnes in 2019, compared with 3,700 tonnes in 2018. Gold production of 46,800 ounces in 2019 was lower than the 59,600 ounces produced in 2018, with 100% of the gold produced for the account of RGLD Gold AG, a wholly owned subsidiary of Royal Gold, Inc. In effect, 100% of gold production from the mine has been sold to Royal Gold, Inc., who pays a cash price of 15% of the monthly average gold price at the time of each delivery, in addition to an upfront acquisition price previously paid.

Copper grades are expected to continue to decline towards reserve grades in 2020 and future years. Carmen de Andacollo's production in 2020 is expected to be in the range of 57,000 to 62,000 tonnes of copper, including approximately 3,000 tonnes of copper cathode. Annual copper in concentrate production is expected to average between 55,000 and 60,000 tonnes from 2021 to 2023. Cathode production is uncertain beyond 2020, although there is some potential to extend production.

Quebrada Blanca

Our Quebrada Blanca Operations is located in the Tarapacá Region of northern Chile. We have a 60% interest in Compañia Minera Quebrada Blanca S.A. (QBSA). The remaining 30% interests are owned indirectly by Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC), and 10% owned by ENAMI. ENAMI's 10% preference share interest in QBSA does not require ENAMI to fund capital spending.

Quebrada Blanca Operations

Quebrada Blanca incurred a gross loss of $59 million, the same as in 2018. Quebrada Blanca's gross loss before depreciation and amortization was $18 million in 2019, compared to a profit of $26 million in 2018 and $50 million in 2017.

Since the first quarter of 2017, all supergene ore mined has been sent directly to the dump leach circuit. Mining operations ceased in the fourth quarter of 2018 and mining equipment and personnel have been redeployed to the Quebrada Blanca Phase 2 (QB2) project, and the operation is now focused on leaching the dump material and secondary extraction.

Quebrada Blanca produced 21,100 tonnes of copper cathode in 2019, compared to 25,500 tonnes in 2018.

Cathode production is expected to continue until late 2020 at declining production rates. We expect production of approximately 7,000 to 8,000 tonnes of copper cathode in 2020.

In the fourth quarter of 2019, a US$15 million inventory write-down was recorded due to higher expected unit costs as cathode production declines. We also recorded a pre-tax asset impairment charge of US$23 million related to remaining assets of the cathode operations.

Quebrada Blanca Phase 2

The QB2 project is one of the world's largest undeveloped copper resources. QB2 is expected to have low operating costs, an initial mine life of 28 years and significant potential for further growth.

On March 29, 2019, we closed a transaction where SMM/SC subscribed for a 30% indirect interest in QBSA, which owns the QB2 copper development. SMM/SC contributed $1.3 billion (US$966 million) to QBSA on closing of the transaction and a further $444 million (US$336 million) over the remainder of 2019, including $38 million for interest on the loan advances during 2019.

In the fourth quarter of 2019, we closed the US$2.5 billion limited recourse project financing to fund the development of QB2. With funding from the project financing and the partnering transaction with SMM/SC, our first contributions to the project are not expected until early 2021.

There are currently over 7,500 people actively working across the six major construction areas on the project, with all major contractors progressing in the field. With earthworks and concrete well advanced, the project has commenced steel erection and the placement of mechanical equipment including the first grinding mill. In addition, construction of the tailings dam facility and pipelines is progressing. Although the project continues to target first production in the fourth quarter of 2021 with ramp-up to full production expected during 2022, there have been delays in the schedule primarily due to permitting and social unrest in Chile, which will also affect the cost. A new baseline schedule is being developed in conjunction with an updated capital cost estimate for the first quarter of 2020.

Project development expenditures in 2019 were approximately US$920 million, with approximately an additional US$2.0 billion of capital commitments as at December 31, 2019. Engineering, contracting and procurement activities are all over 95% complete. The development of the project is based on a technical report that is compliant with National Instrument (NI) 43-101.

Drilling and engineering studies for the QB3 project are ongoing. In support of our cost reduction program, we are delaying the start of the prefeasibility study and will continue with targeted development trade-off analysis. The project continues to explore opportunities to more than double the production capacity in order to leverage the extensive resources beyond QB2.

Other Copper Projects

Compañía Minera NuevaUnión S.A., which owns the Relincho and La Fortuna projects, is owned 50% by Teck and 50% by Newmont Corporation. In 2019, our NuevaUnión joint venture continued to advance its feasibility study, which will be completed during the first quarter of 2020. The partners agreed to defer submission of the Environmental Impact Assessment (EIA) from the previously announced fourth quarter of 2019 time frame. Work in 2020 will focus on a review of study results and assessment of optimization opportunities.

Teck and our partners continue to advance the development of five substantial base metals projects, Zafranal, San Nicolás, Galore Creek, Mesaba and Schaft Creek, collectively referred to as the Project Satellite assets. Work in 2020 at Zafranal will focus on advancing permitting efforts, whereas San Nicolás and Galore Creek efforts will be focused on advancing prefeasibility study work and associated environmental and social baseline studies.

As a result of current market conditions and our focus on optimization work, expenditures on NuevaUnión and the Satellite assets are expected to be significantly reduced in 2020. Our 2019 capital expenditures for the Satellite assets were $78 million and funding to NuevaUnión, which is accounted for as an equity investment, was $67 million. Capital expenditures in 2020 for the Satellite assets are expected to be $38 million and funding to NuevaUnión is expected to be $17 million.

Markets

Copper prices on the London Metal Exchange (LME) averaged US$2.72 per pound in 2019, down from US$2.96 per pound in 2018.

Copper stocks on the LME rose by 10% to 145,700 tonnes in 2019, while copper stocks on the Shanghai Futures Exchange rose by 4% to 123,600 tonnes and COMEX warehouse stocks fell 63% to 31,100 tonnes. Combined exchange

stocks decreased by 30,900 tonnes during 2019 and ended the year at 304,900 tonnes, the lowest exchange stock level since December 2014. We estimate total reported global stocks, including producer, consumer, merchant, bonded and terminal stocks, stood at an estimated 20.3 days of global consumption versus the 25-year average of 30.2 days.

In 2019, global copper mine production fell 0.1% according to Wood Mackenzie, a commodity research consultancy, with total production estimated at 20.8 million tonnes. Wood Mackenzie is forecasting a 1.0% increase in global mine production in 2020 to 21.0 million tonnes.

Copper scrap availability decreased in 2019 as imports of scrap and unrefined copper into China, including blister and anode, were down 9% year over year to December 2019.

Wood Mackenzie estimates that global refined copper production grew 0.5% in 2019, while global refined copper demand remained unchanged from 2018. They are projecting that refined cathode production will increase 2.1% in 2020, reaching 24.0 million tonnes. Fundamentals for copper demand are expected to improve over the coming year. Wood Mackenzie forecasts that global copper cathode demand will also increase by 1.8% in 2020, reaching 24.0 million tonnes, suggesting the refined copper market will be relatively balanced in 2020.

Copper Price and LME Inventory
Source: LME



$4.00
$3.00
$2.00
$1.00
$0.00
500
400
300
200
100
0
2014
2015
2016
2017
2018
2019
Tonnes
LME inventory (tonnes in thousands)
Copper price (US$ per pound)

Global Demand for Copper
Source: Wood Mackenzie



25
20
15
10
5
0
1999
2003
2007
2011
2015
2019
Tonnes
Rest of the world (tonnes in millions)
China (tonnes in millions)

Global Copper Inventories
Source: ICSG, LME, COMEX, SHFE



35
30
25
20
15
10
5
0
Days
1,600
1,400
1,200
1,000
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2014
2015
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Inventories (tonnes in thousands)
Days of global consumption
25-year average days inventory

Outlook

We expect copper production in 2020 to be in the range of 285,000 to 300,000 tonnes, similar to 2019 production levels. Improving throughput and recoveries at Highland Valley Copper, as well as the resumption of operations at Carmen de Andacollo, are expected to largely offset declines at Antamina and Quebrada Blanca.

In 2020, we expect our copper total cash unit costs[1] to be in the range of US$1.55 to US$1.65 per pound before cash margins for by-products, slightly lower than 2019 levels. Copper net cash unit costs[1] are expected to be in the range of US$1.25 to US$1.35 per pound after cash margins for by-products based on current production plans, by-product prices and exchange rates, a decrease from 2019.

We expect annual copper production to be in the range of 300,000 to 315,000 tonnes from 2021 to 2023, excluding QB2, which is expected to add substantially to our overall copper production in 2022.

[1] Non-GAAP Financial Measure. See "Use of Non-GAAP Financial Measures" section for further information.

Zinc

We are one of the world's largest producers of mined zinc, primarily from our Red Dog Operations in Alaska, and the Antamina copper mine in northern Peru (which has significant zinc co-product production). Our metallurgical complex in Trail, B.C. is one of the world's largest integrated zinc and lead smelting and refining operations. In 2019, we produced 640,100 tonnes of zinc in concentrate, while our Trail Operations produced 287,400 tonnes of refined zinc.

Pend Oreille suspended operations on July 31, 2019 due to the exhaustion of reserves and has transitioned to care and maintenance.

In 2019, our zinc business unit accounted for 25% of revenue and 17% of gross profit before depreciation and amortization.

	Revenues			Gross Profit (Loss) Before Depreciation and Amortization[1][2]			Gross Profit (Loss)		
($ in millions)	**2019**	2018	2017	**2019**	2018	2017	**2019**	2018	2017
Red Dog	**$ 1,594**	$ 1,696	$ 1,752	**$ 837**	$ 990	$ 971	**$ 696**	$ 864	$ 874
Trail Operations	**1,829**	1,942	2,266	**–**	91	209	**(86)**	16	131
Pend Oreille	**56**	98	105	**(4)**	(5)	19	**(7)**	(20)	(12)
Other	**8**	8	8	**(2)**	9	(26)	**(2)**	9	(26)
Intra-segment	**(519)**	(650)	(635)	**–**	–	–	**–**	–	–
Total	**$ 2,968**	$ 3,094	$ 3,496	**$ 831**	$ 1,085	$ 1,173	**$ 601**	$ 869	$ 967

Notes:
(1) Non-GAAP Financial Measure. See "Use of Non-GAAP Financial Measures" section for further information.
(2) See "Use of Non-GAAP Financial Measures" section for reconciliation.

	Production			Sales		
(thousand tonnes)	**2019**	2018	2017	**2019**	2018	2017
Refined zinc						
Trail Operations	**287**	303	310	**284**	304	309
Contained in concentrate						
Red Dog	**553**	583	542	**561**	521	534
Pend Oreille	**19**	30	33	**20**	30	32
Antamina[1]	**68**	92	84	**68**	93	85
Total	**640**	705	659	**649**	644	651

Note:
(1) Co-product zinc production from our 22.5% interest in Antamina.

Operations

Red Dog

Our Red Dog Operations, located in northwest Alaska, is one of the world's largest zinc mines. Gross profit in 2019 was $696 million, lower than $864 million in 2018, primarily due to lower zinc and lead prices, and higher smelter processing charges as a result of higher benchmark treatment charges. Red Dog's gross profit before depreciation and amortization in 2019 was $837 million, compared with $990 million in 2018 and $971 million in 2017.

In 2019, zinc production at Red Dog was 552,400 tonnes, lower than 583,200 tonnes produced in 2018, primarily due to lower throughput and zinc grades. Lead production in 2019 of 102,800 tonnes was slightly higher than 98,400 tonnes in 2018.

Construction progressed on the US$135 million mill upgrade project called VIP2, with planned start-up on schedule for the first quarter of 2020. The project, which started construction in late 2017, is expected to increase average mill throughput by about 15% over the remaining mine life, helping to offset lower grades and harder ore. We are also realizing additional throughput and recovery benefits from the implementation of mill analytics as part of our RACE21™ innovation-driven business transformation program.

Red Dog's location exposes the operation to severe weather and winter ice conditions, which can significantly affect production, sales volumes and operating costs. In addition, the mine's bulk supply deliveries and all concentrate shipments occur during a short ocean shipping season that normally runs from early July to late October. This short shipping season means that Red Dog's sales volumes are usually higher in the last six months of the year, resulting in significant variability in its quarterly profit, depending on metal prices.

In accordance with the operating agreement between Teck and NANA Regional Corporation, Inc. (NANA) governing the Red Dog mine, we pay a royalty on net proceeds of production each quarter. This royalty increases by 5% every fifth year to a maximum of 50%. The most recent increase occurred in October 2017, bringing the royalty to 35% from 30%. The NANA royalty charge in 2019 was US$231 million, compared with US$252 million in 2018. NANA has advised us that it ultimately shares approximately 60% of this royalty, net of allowable costs, with other Regional Alaska Native Corporations pursuant to section 7(i) of the *Alaska Native Claims Settlement Act*.

Red Dog's production of contained metal in 2020 is expected to be in the range of 500,000 to 535,000 tonnes of zinc and 95,000 to 100,000 tonnes of lead. From 2021 to 2023, Red Dog's production of contained metal is expected to be in the range of 500,000 to 540,000 tonnes of zinc and 80,000 to 90,000 tonnes of lead per year.

We are implementing an increased number of tailings and water-related projects in 2020 to manage increased precipitation and water levels at Red Dog Operations. The frequency of extreme weather events has been increasing and these projects are aimed at ensuring that we can continue to optimize the asset and avoid any potential constraints on production in the future.

Trail Operations

Our Trail Operations in southern B.C. produces refined zinc and lead, as well as a variety of precious and specialty metals, chemicals and fertilizer products.

Trail Operations incurred a gross loss of $86 million in 2019, in comparison to a gross profit of $16 million in 2018. The decline in gross profit is primarily due to contracted increases in electricity costs following the sale of the Waneta Dam in July 2018, historically low treatment charges in the first half of 2019, as well as an electrical equipment failure in one of four rectifiers at the zinc refinery in August 2019. Repairs to the rectifier were completed at the end of November, ahead of schedule, at a cost of $6 million. Trail Operations' gross profit before depreciation and amortization was nil in 2019, compared with $91 million in 2018 and $209 million in 2017.

Refined zinc production in 2019 was 287,400 tonnes, compared with 302,900 tonnes in 2018. The decline in refined zinc production was primarily due to the electrical equipment failure. Refined lead production in 2019 was 69,000 tonnes, compared with 61,000 tonnes in 2018. Silver production rose to 14.0 million ounces in 2019 from 11.6 million ounces in 2018 due to higher silver contained in purchased concentrates.

Our recycling process treated 41,000 tonnes of material during the year, and we plan to treat about 46,500 tonnes in 2020. Our focus remains on treating lead acid batteries and cathode ray tube glass, plus small quantities of zinc alkaline batteries and other post-consumer waste.

Trail Operations completed the installation of a second new acid plant in the second quarter of 2019 at a total investment of $174 million since construction began in the first quarter of 2017. The new plant will significantly improve operating reliability and flexibility, reducing downtime and maintenance costs.

In 2020, we expect Trail Operations to produce 305,000 to 315,000 tonnes of refined zinc, and approximately 60,000 to 70,000 tonnes of refined lead. Zinc production from 2021 to 2023 is expected to increase slightly to 310,000 to 315,000 tonnes per year, while annual lead production is expected to remain similar at 65,000 to 70,000 tonnes.

Pend Oreille

Pend Oreille mine, located in Washington state, suspended mining and concentrate production on July 31, 2019, due to the exhaustion of its current reserves. The mine has been placed on care and maintenance.

Zinc production for 2019 was 19,400 tonnes, lower than 29,700 tonnes in 2018 and 33,100 tonnes in 2017, as a result of the suspension of operations. The suspension of concentrate production at Pend Oreille has not had a significant impact on our Trail Operations.

Markets

Zinc prices on the London Metals Exchange (LME) averaged US$1.16 per pound for the year, lower than US$1.33 per pound in 2018.

Zinc stocks on the LME fell by 78,100 tonnes in 2019, a 60% decline from 2018 levels, finishing the year at 51,200 tonnes, the lowest LME stock levels since early 2008. Stocks held on the Shanghai Futures Exchange (SHFE) rose 7,900 tonnes in 2019, a 40% increase from historically low levels at the end of 2018. SHFE stocks finished the year at 28,000 tonnes, the second consecutive year SHFE zinc stocks ended below 30,000 tonnes, levels not seen since the start of SHFE zinc stock reporting in 2007. We estimate total reported global stocks, which include producer, consumer, merchant, bonded and terminal stocks, fell by approximately 45,500 tonnes in 2019 to 640,000 tonnes at year-end, representing an estimated 17 days of global demand, compared to the 25-year average of 40 days.

In 2019, global zinc mine production increased 3.1% according to Wood Mackenzie, a commodity research consultancy, with total production reaching 13.3 million tonnes. Wood Mackenzie expects global zinc mine production to grow to 14.0 million tonnes in 2020, largely attributable to several new mines that are expecting to reach full production in 2020, following ramp-up in 2019.

Wood Mackenzie estimates that the global zinc metal market remained in deficit in 2019, recording a shortfall of 0.5 million tonnes. Global refined zinc demand was lower at 14.0 million tonnes, an estimated drop of 1.1% from 2018.

Wood Mackenzie estimates that global refined zinc production increased 1.9% in 2019, with refined production reaching 13.5 million tonnes. They also estimate that refined zinc production will see a 5.2% increase in 2020 over 2019 levels, to 14.2 million tonnes. With global metal demand forecast to grow 1.0% to 14.2 million tonnes, the refined metal market is expected to be relatively balanced in 2020. The combination of current low zinc prices and elevated treatment and refining charges, which represent the miners' contribution to smelters for converting zinc concentrates in zinc metal, is proving challenging especially for higher cost miners.

Zinc Price and LME Inventory
Source: LME


$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
1,200
1,000
800
600
400
200
0
2014 2015 2016 2017 2018 2019 Tonnes
LME inventory (tonnes in thousands)
Zinc price (US$ per pound)

Global Demand for Zinc
Source: Wood Mackenzie


20
16
12
8
4
0
1999 2003 2007 2011 2015 2019 Tonnes
Rest of the world (tonnes in millions)
China (tonnes in millions)

Global Zinc Inventories
Source: ILZSG, LME, SHFE


60
50
40
30
20
10
0
Days
2014 2015 2016 2017 2018 2019
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Tonnes
Inventories (tonnes in thousands)
Days of global consumption
25-year average days inventory

Outlook

We expect zinc in concentrate production in 2020, including co-product zinc production from our copper business unit, to be in the range of 600,000 to 640,000 tonnes. We expect lead production in 2020 from Red Dog to be in the range of 95,000 to 100,000 tonnes.

In 2020, we expect our zinc total cash unit costs to be in the range of US$0.55 to US$0.60 per pound before margins for by-products and net cash unit costs to be US$0.40 to US$0.45 per pound after cash margins for by-products based on current production plans, by-product prices and exchange rates. Net cash unit costs at Red Dog are expected to increase in 2020, primarily due to lower production and increased smelter processing charges for both zinc and lead, as well as lower expected by-product prices. Net cash unit costs are expected to vary significantly throughout the year, in line with normal seasonal patterns, with higher costs in the first half, as sales of Red Dog lead, our main by-product, are typically completed in the third and fourth quarters.

For the 2021 to 2023 period, we expect total zinc in concentrate production to be in the range of 590,000 to 640,000 tonnes.

Energy

Our energy business unit includes a 21.3% interest in the Fort Hills oil sands mine, a 100% interest in the Frontier oil sands project and a 50% interest in various other oil sands leases in the exploration phase, including the Lease 421 Area. All these assets are located in the Athabasca oil sands region of northeastern Alberta. Our share of production at the Fort Hills oil sands mine was 12.3 million bitumen barrels in 2019.

In 2019, our energy business unit accounted for 8% of revenue and 3% of our gross profit before depreciation and amortization.

Fort Hills[1]

($ in millions)	2019	2018[2]
Blended bitumen price (realized US$/bbl)[3][4]	**$ 45.20**	$ 35.12
Bitumen price (realized CAD$/bbl)[3][4]	**$ 52.21**	$ 32.81
Operating netback (CAD$/bbl)[3][4]	**$ 11.85**	$ (10.95)
Production (million bitumen barrels)	**12.3**	6.8
Production (average barrels per day)	**33,593**	31,955
Sales (million blended bitumen barrels)	**16.0**	8.8
Gross profit (loss) before depreciation and amortization[3][4]	**$ 144**	$ (106)
Gross profit (loss)	**$ 10**	$ (165)

Notes:
(1) Fort Hills figures presented at our ownership interest of 21.3%.
(2) Fort Hills financial results included from June 1, 2018.
(3) Non-GAAP Financial Measure. See "Use of Non-GAAP Financial Measures" section for further information.
(4) See "Use of Non-GAAP Financial Measures" section for reconciliation.

Fort Hills

The Fort Hills oil sands mine is located in northern Alberta. We hold a 21.3% interest in the Fort Hills Energy Limited Partnership (Fort Hills Partnership), which owns the Fort Hills oil sands mine, with Total E&P Canada Ltd. (Total) and Suncor Energy Inc. (Suncor) holding the remaining interest. An affiliate of Suncor is the operator of the project.

Our gross profit was $10 million in 2019, compared with a loss of $165 million in 2018, with the improved results primarily due to higher realized prices and sales volumes, and a full year of production following the start-up of operations in 2018. Our gross profit before depreciation and amortization from Fort Hills was $144 million in 2019, compared with a loss of $106 million in 2018.

Our 21.3% share of bitumen production from Fort Hills was 33,593 barrels per day in 2019. This compares to 31,955 barrels per day produced in 2018 from when Fort Hills became operational, effective June 1, 2018. Although higher than 2018,

production continues to be lower than design capacity due to the Government of Alberta mandatory production curtailments that came into effect on January 1, 2019, which are expected to continue until December 31, 2020. The effect of the curtailments was partially offset by the purchase of 1,502 barrels per day of curtailment credits from other producers during the year.

Adjusted operating costs were $29.24 per barrel in 2019, compared to $32.89 per barrel in 2018, reflecting the effect of higher volumes year over year.

In the fourth quarter of 2019, we recorded a non-cash pre-tax impairment of our interest in Fort Hills of $1.24 billion as a result of lower market expectations for future Western Canadian Select (WCS) heavy oil prices. The economic model for determining the amount of impairment of our interest in Fort Hills assumes a current WCS heavy oil price in 2020 and increases to a long-term WCS price of US$50 per barrel in 2024. The long-term Canadian to U.S. dollar foreign exchange rate assumption used in the analysis was CAD$1.30 to US$1.00. A 5.4% real, 7.5% nominal, post-tax discount rate was used to discount our cash flow projections based on an oil sands weighted average cost of capital.

Fort Hills continues to assess the potential to debottleneck and expand its production capacity. The focus on debottlenecking opportunities will be on those that would require minimal or no capital expenditure. This, along with longer-term opportunities, has the potential to increase Fort Hills' production capacity by up to 20,000 to 40,000 barrels per day of bitumen on a 100% basis.

Our share of Fort Hills' capital expenditures in 2019 was $165 million, primarily related to tailings infrastructure projects.

Markets

Export pipeline capacity for Canadian crude oil versus overall supply was in deficit through 2019 and is expected to remain that way until new long-term capacity is developed. Adding to the imbalance was a slower-than-expected ramp-up of rail takeaway capacity of crude oil. Once contracted for, committed rail capacity will be utilized on a regular basis to ship heavy blends.

Fort Hills' bitumen production is delivered via pipeline to the East Tank Farm blend facility and ultimately sold as a blended bitumen product known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB). We sell our share of FRB to a variety of customers at the Hardisty market hub and the U.S. Gulf Coast. Approximately 80% of our FRB sales are at Hardisty, with the remainder at the U.S. Gulf Coast.

Our blended bitumen price realizations are influenced by the monthly calendar New York Mercantile Exchange (NYMEX) light sweet crude oil (WTI) and Canadian heavy crude oil differentials at Hardisty, and the U.S. Gulf Coast for WCS. Price realizations are also marginally affected by the specific quality of our blended bitumen.

In 2019, NYMEX WTI averaged US$57.03 per barrel. The WCS price for our Hardisty deliveries of blended bitumen were indexed at an average of NYMEX WTI less US$12.76 per barrel, for a WCS blend value of US$44.27 per barrel. U.S. Gulf Coast deliveries were priced at an average of NYMEX WTI minus US$4.58 per barrel, for a WCS blend value of US$52.38 per barrel.

Global crude oil markets were volatile in 2019, due to slowing demand growth, strong production growth and geopolitical influences. NYMEX WTI prices ranged between US$46.34 and US$66.30. The benchmark monthly contracted index price for blended bitumen at Hardisty ranged from NYMEX WTI minus US$8.43 per barrel to minus US$20.69 per barrel.

According to industry summaries, global demand growth of crude oil and associated liquids in 2019 was a modest 850,000 barrels per day. Overall global inventories declined by 300,000 barrels per day as a voluntary production curtailment of 1.2 million barrels per day from the Organization of Petroleum Exporting Countries (OPEC), and reduced supplies from Iran and Venezuela compensated for a marked increase in non-OPEC production.

Throughout 2019, in response to improved market conditions, the Government of Alberta gradually relaxed the level of curtailments, increasing production by approximately 250,000 barrels per day by year-end. The incremental Alberta production was readily accepted into the market, based on strong demand for heavy oil, and an increase in crude by rail capability, up to 500,000 barrels per day.

Operating Netback

The following table summarizes our Fort Hills operating netback for the year.

(Amounts reported in CAD$ per barrel of bitumen sold)		2019		2018[3]
Bitumen price realized[1][2][4]	**$**	**52.21**	$	32.81
Crown royalties[5]		**(1.50)**		(2.04)
Transportation costs for FRB[6]		**(9.62)**		(8.83)
Adjusted operating costs[1][2][7]		**(29.24)**		(32.89)
Operating netback[1][2]	**$**	**11.85**	$	(10.95)

Notes:
(1) Non-GAAP measure. See "Use of Non-GAAP Financial Measures" section for further information.
(2) See "Use of Non-GAAP Financial Measures" section for reconciliation.
(3) Fort Hills financial results included from June 1, 2018.
(4) Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from the Fort Hills oil sands mining and processing operations blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.
(5) The royalty rate applicable to pre-payout oil sands operations starts at 1% of gross revenue and increases for every dollar by which the WTI crude oil price in Canadian dollars exceeds $55 per barrel, to a maximum of 9% when the WTI crude oil price is $120 per barrel or higher. Fort Hills is currently in the pre-payout phase.
(6) Transportation costs represent pipeline and storage costs downstream of the East Tank Farm blending facility. We use various pipeline and storage facilities to transport and sell our blend to customers throughout North America. Sales to the U.S. markets require additional transportation costs, but realize higher selling prices.
(7) Adjusted operating costs represent the costs to produce a barrel of bitumen from the Fort Hills mine and processing operation.

Outlook

The Government of Alberta maintained its mandatory production curtailment to the end of December 2020, with the option to terminate earlier. Due to wider Canadian heavy crude oil differentials and higher than expected inventory levels at the beginning of the year, there continues to be uncertainty around the effect and duration of the mandatory production curtailments. We therefore expect our 2020 share of bitumen production to be the same as 2019 at 33,000 to 38,000 barrels per day (12 to 14 million barrels annualized).

Adjusted operating costs are expected to be $26 to $29 per barrel for 2020 and are also impacted by the continued mandatory production curtailments.

Frontier Project

We hold a 100% interest in the Frontier oil sands project, which is located in northern Alberta. On February 23, 2020, we announced that we were withdrawing the Frontier project from the regulatory review process. As a result of this decision, we have recorded a non-cash, pre-tax impairment of $1.13 billion in relation to the project.

Exploration

Throughout 2019, we conducted exploration around our existing operations and globally through our six regional offices. Expenditures for the year of $67 million were focused on copper, zinc and gold.

Exploration plays three critical roles at Teck: discovery of new orebodies through early stage exploration and acquisition; pursuit, evaluation and acquisition of development opportunities; and delivery of geoscience solutions and services to create value at our existing mines and development projects.

In 2019, we drilled 80 kilometres in 10 drill programs across five coal operations in the Elk Valley.

Early stage copper exploration continued to focus primarily on advancing porphyry-style projects in Chile, Peru and the United States in 2019. In addition, significant exploration was carried out in and around our existing operations and advanced projects, including approximately 17 kilometres at QB2 and QB3, where we continue to define mineralization beneath and to the east of the current resource. In 2020, we plan to drill several early stage copper projects, and we will continue to explore around our existing operations and advanced projects, with a program to support QB3 studies.

Zinc exploration has been concentrated in four areas: the Red Dog mine district in Alaska, western Canada, northeastern Australia, and Ireland. In Alaska, Australia and Canada, the targets are large, high-grade, sediment-hosted deposits similar to major world-class deposits. In 2019, we continued to drill on 100% state-owned lands near our Red Dog mine (completing approximately 10 kilometres), and at our Reward project (Teena Deposit) in the McArthur district of Australia (completing approximately 11 kilometres), to better define external limits and internal continuity to mineralization.

We have ongoing exploration for, and partnerships in, gold opportunities. Our current exploration efforts and drill testing for gold are primarily focused in Chile, Peru and Turkey.

RACE21™

Performance

In May 2019, we began implementing RACE21™, our innovation-driven business transformation program. RACE21™ is a company-wide approach to **R**enewing our technology infrastructure, **A**ccelerating and scaling automation and robotics, **C**onnecting data systems to enable broad application of advanced analytics and artificial intelligence, and **E**mpowering our employees, all with a focus on improving our operating results and EBITDA[1] between now and 2021.

We announced an initial target for RACE21™ to implement projects that would generate $150 million in annualized EBITDA improvements by the end of 2019 using commodity prices in effect at the end of May 2019. We exceeded that initial target and have implemented projects at the end of 2019 aimed at achieving $184 million in annualized EBITDA improvements based on commodity prices in effect on May 31, 2019[2]. This is equivalent to annualized EBITDA improvements of $160 million if December 31, 2019[2] commodity prices are used, which were substantially lower than May 31, 2019 prices.

RACE21™ currently includes approximately 30 projects, distributed across our operations, which is larger than initially planned due to the success of early initiatives. These projects are primarily focused on the development and implementation of data analytics to improve throughput and yield at our processing plants as well as mining analytics and predictive maintenance programs to improve the performance and cycle times of our mobile equipment fleets. The contribution of these projects to the total annualized EBITDA improvement is approximately 65% from the application of data analytics at our processing facilities, 25% from analytics of our mining processes and 10% from improvements in maintenance through the application of machine learning. The value for these projects is approximately 75% from our copper and zinc business units and 25% from our steelmaking coal business unit.

Major applications of technology to realize value include:

- At our Highland Valley Copper Operations and our Red Dog Operations, we implemented artificial intelligence to analyze sensor data from the processing plant and provide automated recommendations to plant operators to maximize efficiency across grinding and flotation, leading to improved throughput and recoveries. At Highland Valley Copper, this, together with blasting improvements, resulted in throughput improvement of approximately 2.5% and copper recovery improvement of approximately 2%, which is expected to result in an estimated annual increase in copper production of approximately 8,000 tonnes from 2020 onward. At Red Dog, this resulted in throughput improvements of approximately 5%, which is expected to result in an estimated annual increase in zinc production of approximately 24,000 tonnes from 2020 onward.

  Moving forward, these digital innovations are expected to be more broadly implemented across Teck's base metals and steelmaking coal processing facilities.

[1] Non-GAAP Financial Measure. See "Use of Non-GAAP Financial Measures" section for further information.

[2] At prices in effect when the program was implemented on May 31, 2019, the annualized EBITDA improvements associated with these initiatives would have been $184 million, in consideration of commodity prices of US$204 per tonne for steelmaking coal, US$2.62 per pound for copper, US$1.22 per pound for zinc and a US/CDN exchange rate of 1.35. Based on December 31, 2019 commodity prices of US$136.50 per tonne for steelmaking coal, US$2.79 per pound for copper, US$1.04 per pound for zinc and a US/CDN exchange rate of 1.30, the equivalent annualized EBITDA improvement is $160 million.

- At our steelmaking coal operations, we implemented machine learning algorithms to analyze haul truck data to improve haul truck cycle times. This project gathers sensor data from trucks to identify factors affecting cycle times including road conditions, operator performance, truck speeds, queues and other metrics in order to provide data-driven recommendations to improve cycle times. This results in additional truck hours and could increase our steelmaking coal production.
- At our steelmaking coal operations, we are analyzing data from digitally connected drill platforms to improve the efficiency of blasting. This results in optimized drill hole placement, a 10-15% reduction in explosives use, and material that is easier for shovels to move. We are using a similar process at our base metals operations to optimize the size of the ore and improve mill throughput.

These EBITDA improvements are reflected in our 2020 guidance.

The one-time investment for implementation of RACE21™ in 2019 was $55 million, of which approximately $10 million of the spend is attributed to positioning the program for growth in 2020. The annualized benefits are expected to be ongoing. This is an increase from the expected one-time investment of $45 million announced in the second quarter, reflecting the additional value creation and expansion of the program.

Outlook

In 2020, we plan to expand the projects implemented already more broadly across our operations, as appropriate, and to identify and implement additional projects to generate new value in our business.

Based on the success of the initial implementation, we are targeting an additional $350 million in annualized EBITDA improvements by the end of 2020, based on commodity prices at December 31, 2019, and a further $500 million of annualized EBITDA through 2021, for a cumulative total of $1.0 billion in ongoing annualized EBITDA improvements by the end of 2021.

The approach to capturing this value will be based on aligning investment with expected EBITDA improvements. Our next phase of investment is expected to require an investment of $140 million to support our value improvement targets. Individual RACE21™ projects will be evaluated and advanced based on their potential value creation merits and considered in the context of our capital allocation framework.

Our ability to achieve the expected EBITDA improvements from the RACE21™ projects depends on the projects achieving the expected production and operating results, including cost reductions, the ability of our transportation service providers to move additional product to market, future commodity prices and exchange rates, and various other factors.

Financial Overview

Financial Summary

($ in millions, except per share data)	2019	2018	2017
Revenues and profit			
Revenues	**$ 11,934**	$ 12,564	$ 11,910
Gross profit before depreciation and amortization[(1)(2)]	**$ 4,959**	$ 6,104	$ 6,059
Gross profit	**$ 3,340**	$ 4,621	$ 4,567
EBITDA[(1)(2)]	**$ 1,352**	$ 6,174	$ 5,589
Profit (loss) attributable to shareholders	**$ (605)**	$ 3,107	$ 2,460
Cash flow			
Cash flow from operations	**$ 3,484**	$ 4,438	$ 5,049
Property, plant and equipment expenditures	**$ 2,788**	$ 1,906	$ 1,621
Capitalized production stripping costs	**$ 680**	$ 707	$ 678
Investment expenditures	**$ 178**	$ 284	$ 309
Balance sheet			
Cash balances	**$ 1,026**	$ 1,734	$ 952
Total assets	**$ 39,350**	$ 39,626	$ 37,028
Debt and lease liabilities, including current portion	**$ 4,834**	$ 5,519	$ 6,369
Per share amounts			
Profit (loss) attributable to shareholders	**$ (1.08)**	$ 5.41	$ 4.26
Dividends declared	**$ 0.20**	$ 0.30	$ 0.60

Notes:
(1) Non-GAAP Financial Measures. See "Use of Non-GAAP Financial Measures" section for further information.
(2) See "Use of Non-GAAP Financial Measures" section for reconciliation.

Our revenue and profit depend on the prices for the commodities we produce, sell and use in our production processes. Commodity prices are determined by the supply of and demand for those commodities, which are influenced by global economic conditions. We normally sell the products that we produce at prevailing market prices or, in the case of steelmaking coal, through an index-linked pricing mechanism or on a spot basis. Prices for our products can fluctuate significantly and that volatility can have a material effect on our financial results.

Foreign exchange rate movements can also have a significant effect on our results and cash flows, as a substantial portion of our operating costs are incurred in Canadian and other currencies, and most of our revenue and debt are denominated in U.S. dollars. We determine our financial results in local currency and report those results in Canadian

dollars and, accordingly, our reported operating results and cash flows are affected by changes in the Canadian dollar exchange rate relative to the U.S. dollar, as well as the Peruvian sol and Chilean peso.

In 2019, our loss attributable to shareholders was $605 million, or $1.08 loss per share. This compares with a profit attributable to shareholders of $3.1 billion or $5.41 per share in 2018 and $2.5 billion or $4.26 per share in 2017. The significant decrease compared to the prior year is primarily due to after-tax impairments of $2.1 billion recorded in 2019 on our interest in Fort Hills, our Frontier oil sands project, our Cardinal River Operations and the remaining assets of Quebrada Blanca. In addition, decreases in commodity prices and variances in sales volumes and exchange rates movements negatively affected our profitability in 2019. Our profit attributable to shareholders in 2018 included a gain on the sale of the Waneta Dam.

Our profit over the past three years has included items that we segregate for presentation to investors so that the ongoing profit of the company may be more clearly understood. Our adjusted profit attributable to shareholders,[1, 2] which takes these items into account, was $1.6 billion in 2019, $2.4 billion in 2018 and $2.5 billion in 2017, or $2.77, $4.13 and $4.36 per share, respectively. These items are described below and summarized in the table that follows.

In 2019, we recorded non-cash pre-tax impairments of $1.2 billion on our interest in Fort Hills as a result of lower market expectations for future WCS heavy oil prices, $1.1 billion on our Frontier oil sands project as a result of our decision to withdraw the project from the regulatory review process, $289 million on our Cardinal River Operations and $31 million on our Quebrada Blanca cathode operations, both of which have short remaining mine lives. We also redeemed US$600 million of outstanding 8.5% notes due in 2024 and recorded a $224 million pre-tax charge on the transaction, of which $174 million was non-cash. This charge was partially offset by a $105 million pre-tax gain on the debt pre-payment option in the 8.5% 2024 notes up to the date of redemption.

In 2018, we completed the sale of our two-thirds interest in the Waneta Dam to BC Hydro for $1.2 billion cash and recorded a pre-tax gain of $888 million, with no cash taxes payable on the transaction. We redeemed US$1.0 billion principal amount of our near-term debt maturities, reducing the outstanding balance to US$3.8 billion and recorded a $26 million pre-tax charge on the transaction. We also recorded a non-cash pre-tax asset impairment of $41 million, of which $31 million related to capitalized exploration expenditures that are not expected to be recovered, and $10 million related to Quebrada Blanca assets that would not be recovered through use because mining operations ended in the fourth quarter of 2018.

In 2017, due to the improvement in steelmaking coal prices and future operating cost estimates, we recorded a $207 million non-cash pre-tax reversal of an impairment charge that we took against our steelmaking coal operations in 2015. This was partially offset by a non-cash pre-tax asset impairment of $44 million recorded against our Quebrada Blanca assets that will not be recovered through use. We also recorded an $82 million charge related to increased provincial tax rates in B.C., and the reduction in tax rates in the U.S. resulted in a $101 million non-cash credit to our 2017 tax expense. We incurred a $216 million pre-tax loss on the redemption of certain of our outstanding notes in 2017.

The following table shows the effect of these items on our profit (loss).

($ in millions, except per share data)	2019	2018	2017
Profit (loss) attributable to shareholders	**$ (605)**	$ 3,107	$ 2,460
Add (deduct):			
Asset impairments (reversals)	**2,052**	30	(100)
Debt redemption or purchase loss	**166**	19	159
Debt prepayment option loss (gain)	**(77)**	31	(38)
Gain on sale of Waneta Dam	**–**	(812)	–
Taxes and other	**16**	(3)	39
Adjusted profit attributable to shareholders (1)(2)	**$ 1,552**	$ 2,372	$ 2,520
Adjusted basic earnings per share(1)(2)	**$ 2.77**	$ 4.13	$ 4.36
Adjusted diluted earnings per share(1)(2)	**$ 2.75**	$ 4.13	$ 4.36
Weighted average diluted shares outstanding (millions)	**565.3**	582.1	586.4

Notes:
(1) Non-GAAP Financial Measures. See "Use of Non-GAAP Financial Measures" section for further information.
(2) See "Use of Non-GAAP Financial Measures" section for reconciliation.

[1] Non-GAAP Financial Measure. See "Use of Non-GAAP Financial Measures" section for further information.
[2] See "Use of Non-GAAP Financial Measures" section for reconciliation.

Cash flow from operations in 2019 was $3.5 billion, compared with $4.4 billion in 2018 and $5.0 billion in 2017. The changes in cash flow from operations are mainly due to varying commodity prices and sales volumes, offset to some extent by changes in foreign exchange rates.

At December 31, 2019, our cash balance was $1.0 billion. Total debt was $4.8 billion and our net debt to net-debt-plus-equity ratio[1] was 15% at December 31, 2019, compared with 14% at December 31, 2018 and 21% at the end of 2017.

Gross Profit

Our gross profit is made up of our revenue less the operating expenses at our producing operations, including depreciation and amortization. Income and expenses from our business activities that do not produce commodities for sale are included in our other operating income and expenses or in our non-operating income and expenses.

Our principal commodities are steelmaking coal, copper, zinc and blended bitumen, which accounted for 46%, 18%, 17% and 8% of revenue, respectively, in 2019. Silver and lead are significant by-products of our zinc operations, each accounting for 3% of our 2019 revenue. We also produce a number of other by-products, including molybdenum, various specialty metals, and chemicals and fertilizers, which in total accounted for 5% of our revenue in 2019.

Our revenue is affected by sales volumes, which are determined by our production levels and by demand for the commodities we produce, commodity prices and currency exchange rates.

Our revenue was $11.9 billion in 2019, compared with $12.6 billion in 2018 and $11.9 billion in 2017. The decrease in 2019 revenue from 2018 was due to lower steelmaking coal, copper and zinc prices and reduced steelmaking sales volumes, partially offset by a full year of revenue from the sale of blended bitumen from our Fort Hills oil sands mine. Average prices for steelmaking coal, copper and zinc were 12%, 8% and 13% lower in 2019 than in 2018, while blended bitumen prices were up 29%.

The increase in 2018 revenue from 2017 was mainly due to higher steelmaking coal and copper prices and the addition of revenue from the sale of blended bitumen from our Fort Hills oil sands mine, partially offset by lower sales volumes of refined lead and silver from our Trail Operations. Average prices for steelmaking coal and copper were 7% and 6% higher in 2018 than in 2017.

Our cost of sales includes all of the expenses required to produce our products, such as labour, energy, operating supplies, concentrates purchased for our Trail Operations' refining and smelting activities, diluent purchased for our Fort Hills oil sands mine to transport our bitumen by pipeline, royalties, and marketing and distribution costs required to sell and transport our products to various delivery points. Our cost of sales also includes depreciation and amortization expense. Due to the geographic locations of many of our operations, we are highly dependent on third parties for the provision of rail, port, pipeline and other distribution services. In certain circumstances, we negotiate prices and other terms for the provision of these services where we may not have viable alternatives to using specific providers, or may not have access to regulated rate-setting mechanisms or appropriate remedies for service failures. Contractual disputes, demurrage charges, availability of vessels and railcars, weather problems, other factors and rail, port and pipeline capacity issues can have a material effect on our ability to transport materials from our suppliers and to our customers in accordance with schedules and contractual commitments.

2019 Revenue by Business Unit


8%
Energy
25%
Zinc
46%
Steelmaking Coal
21%
Copper

2019 Gross Profit by Business Unit
(Before depreciation and amortization)


3%
Energy
17%
Zinc
22%
Copper
58%
Steelmaking Coal

2019 Revenue by Commodity


18%
Copper
17%
Zinc
46%
Steelmaking Coal
8%
Blended Bitumen
3%
Lead
8%
Other

[1] Non-GAAP Financial Measure. See "Use of Non-GAAP Financial Measures" section for further information.

Our costs are dictated mainly by our production volumes, by the costs for labour, operating supplies, concentrate purchases and diluent purchases, and by strip ratios, haul distances, ore grades, distribution costs, commodity prices, foreign exchange rates, costs related to non-routine maintenance projects, and our ability to manage these costs. Production volumes mainly affect our variable operating and our distribution costs. In addition, production affects our sales volumes and, when combined with commodity prices, affects profitability and our royalty expenses.

Our cost of sales was $8.6 billion in 2019, compared with $7.9 billion in 2018 and $7.3 billion in 2017. The increase in cost of sales in 2019 compared with 2018 is partially due to Fort Hills being operational for the full year, which accounted for approximately $400 million of the increase. In addition, depreciation and amortization rose by approximately $60 million at our steelmaking coal operations and electricity costs increased by approximately $45 million at Trail Operations, following the sale of the Waneta Dam in 2018.

In 2018, in our steelmaking coal business, unit cost increases were partially driven by our decision to increase mining activity to capture margin in a favourable steelmaking coal price environment. In addition, increased diesel and operating supplies costs also resulted in increased unit costs. Costs were higher at our Trail Operations due to maintenance issues, the effect of wildfires in southeast British Columbia and the increase in power costs resulting from the sale of the Waneta Dam to BC Hydro in July 2018. Cost of sales in 2018 also included costs from Fort Hills, which produced its first bitumen in January and achieved commercial production on June 1, 2018.

Other Expenses

($ in millions)	**2019**	2018	2017
General and administration	**$ 161**	$ 142	$ 116
Exploration	**67**	69	58
Research and innovation	**67**	35	55
Asset impairments (impairment reversal)	**2,690**	41	(163)
Other operating expense (income)	**505**	(450)	230
Finance income	**(48)**	(33)	(17)
Finance expense	**266**	252	229
Non-operating expense	**97**	52	151
Share of losses (income) of associates and joint ventures	**3**	3	(6)
	$ 3,808	$ 111	$ 653

We must continually replace our reserves as they are depleted in order to maintain production levels over the long term. We try to do this through our exploration and development programs and through acquisition of interests in new properties or in companies that own them. Exploration for minerals, steelmaking coal and oil is highly speculative and the projects involve many risks. The vast majority of exploration projects are unsuccessful and there are no assurances that current or future exploration programs will find deposits that are ultimately brought into production.

Our research and innovation expenditures are primarily focused on advancing our proprietary CESL hydrometallurgical technology, the development of internal and external growth opportunities, RACE21™, and the development and implementation of process and environmental technology improvements at operations, such as the saturated rock fill project.

In 2019, we recorded asset impairments of $2.7 billion, of which $1.2 billion related to our interest in Fort Hills due to lower market expectations for future WCS oil prices and $1.1 billion related to our Frontier oil sands project due to our decision to withdraw the project from the regulatory review process. In addition, we recorded impairments of $289 million related to our Cardinal River Operations as a result of our decision not to proceed with the MacKenzie Redcap extension and the short remaining mine life and a reduction in short-term steelmaking coal prices and $31 million related to remaining Quebrada Blanca assets as we near the end of operations.

In 2018, we recorded asset impairments of $41 million, of which $31 million related to capitalized exploration expenditures that are not expected to be recovered, and $10 million related to our Quebrada Blanca assets that would not be recovered through use because mining operations ended in the fourth quarter of 2018 as reserves were depleted.

In 2017, due to the improvement in steelmaking coal prices and future operating cost estimates, we recorded a $207 million reversal of an impairment charge that we took against our steelmaking coal operations in 2015. This was partially offset by an impairment of $44 million recorded on our Quebrada Blanca assets that would not be recovered through use.

The key inputs used in determining the magnitude of asset impairments and reversals are outlined on pages 50 to 53 in this Management's Discussion and Analysis.

The impairment charges and (reversals) were as follows:

$ in millions)	**2019**	2018	2017
Fort Hills	**$ 1,241**	$ –	$ (207)
Frontier project	**1,129**	–	–
Cardinal River Operations	**289**	–	–
Other	**31**	41	44
	$ 2,690	$ 41	$ (163)

Other operating income and expenses include items we consider to be related to the operation of our business, such as final pricing adjustments (which are further described in the following paragraph), share-based compensation, gains or losses on commodity derivatives, gains or losses on the sale of operating or exploration assets, and provisions for various costs at our closed properties. Significant items in 2019 included $49 million of negative pricing adjustments, $197 million for environmental costs primarily relating to additional decommissioning and restoration provisions at certain closed operations, and $123 million for take-or-pay contract costs. Significant items in 2018 included an $888 million gain on the sale of our two-thirds interest in the Waneta Dam to BC Hydro, $117 million of negative pricing adjustments, $20 million for environmental costs, $59 million for share-based compensation and a $106 million charge for take-or-pay contracts. Significant items in 2017 included $190 million of positive pricing adjustments, $186 million for environmental costs, $125 million for share-based compensation, an $81 million charge for take-or-pay contracts and a $28 million break fee related to the sale of the Waneta Dam that was paid to Fortis.

Sales of our products, including by-products, are recognized in revenue at the point in time when the customer obtains control of the product. Control is achieved when a product is delivered to the customer, we have the present right to payment for the product, significant risks and rewards of ownership have transferred to the customer according to contract terms, and there is no unfulfilled obligation that could affect the customer's acceptance of the product. For sales of steelmaking coal and copper, zinc and lead concentrates, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted or directly contracted by the customer. For sales of refined metals, chemicals and fertilizers, control of the product transfers to the customer when the product is loaded onto a carrier specified by the customer. For blended bitumen, control of the product generally transfers to the customer when the product passes the delivery point specified in the sales contract.

The majority of our base metal concentrates and refined metals are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to sale. For these sales, revenue is recognized based on the estimated consideration to be received at the date of sale with reference to relevant commodity market prices. Our refined metals are sold under spot or average pricing contracts. For all steelmaking coal sales under average pricing contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on the estimated consideration to be received at the date of sale with reference to steelmaking coal price assessments. The majority of our blended bitumen is sold under pricing arrangements where final prices are determined based on commodity price indices that are finalized at or near the date of sale. Our revenue for blended bitumen is net of royalty payments to governments.

Adjustments are made to settlement receivables in subsequent periods based on movements in quoted market prices or published price assessments (for steelmaking coal) up to the date of final pricing. These pricing adjustments result in gains in a rising price environment and losses in a declining price environment, and are recorded as other operating income or expense. The extent of the pricing adjustments also takes into account the actual price participation terms as provided in certain concentrate sales agreements. It should be noted that these effects arise on the sale of concentrates, as well as on the purchase of concentrates at our Trail Operations.

The following table outlines our outstanding receivable positions, which were provisionally valued at December 31, 2019 and 2018, respectively.

	Outstanding at December 31, 2019		Outstanding at December 31, 2018	
(payable pounds in millions)	**Pounds**	**US$/lb.**	Pounds	US$/lb.
Copper	**65**	**$ 2.80**	93	$ 2.70
Zinc	**239**	**$ 1.04**	208	$ 1.12

Our finance expense includes the interest expense on our debt, advances to QBSA from SMM/SC and lease liabilities, letters of credit and standby fees, interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against the cost of our development projects. Debt interest expense decreased in 2019, mainly due to lower outstanding debt balances. This was partially offset by an increase in interest on lease liabilities relating to the adoption of IFRS 16, Leases (IFRS 16) on January 1, 2019 and interest on advances to QBSA from SMM/SC relating to the QB2 partnering transaction. Further detail is provided in Note 10 to our 2019 audited annual consolidated financial statements.

Non-operating income (expense) includes items that arise from financial and other matters, and includes such items as foreign exchange gains or losses, debt refinancing costs, gains or losses on the revaluation of debt prepayment options, and gains or losses on the sale of investments. In 2019, non-operating expenses included a $224 million charge on the redemption of our 8.5% notes due in 2024 and foreign exchange losses of $4 million. These charges were partially offset by a $105 million gain on the debt prepayment option in the 8.5% 2024 notes up to the date of redemption and a gain of $37 million on the revaluation of the financial liability for the preferential dividend stream relating to ENAMI's interest in QBSA due to the effect of changes in interest rates. In 2018, other non-operating expenses included $42 million of losses on debt prepayment options, $16 million of foreign exchange gains and a $26 million charge on debt repurchased during the year. In 2017, other non-operating expenses included $51 million of gains on debt prepayment options, $5 million of foreign exchange gains, $9 million of gains on sale of investments and a $216 million charge on debt repurchased during the year.

Profit (loss) attributable to non-controlling interests relates to the ownership interests that are held by third parties in our Quebrada Blanca, Carmen de Andacollo and Elkview operations, and Compañia Minera Zafranal S.A.C.

Income Taxes

Provision for income and resource taxes was $120 million, or 26% of pre-tax loss. Our effective tax rate this year was significantly impacted by the asset impairment charges recorded. Excluding these charges, we would have a provision for income and resource taxes of $749 million, or 34% of pre-tax profit. This rate is higher than the Canadian statutory income tax rate of 27% as a result of resource taxes and higher taxes in some foreign jurisdictions, and partially offset by the deferred tax recovery from the enacted Alberta income tax rate reduction. Due to available tax pools, we are currently shielded from cash income taxes in Canada. We remain subject to cash resource taxes in Canada and cash taxes in foreign jurisdictions.

In 2019, Antamina received income tax assessments and determinations from the Peruvian tax authority, La Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT) for its 2013 and 2014 taxation years, denying accelerated depreciation claimed by Antamina in respect of a mill expansion and certain other assets on the basis that the expansion was not covered by Antamina's tax stability agreement. Antamina intends to pursue the issue in the Peruvian courts. Based on opinions of counsel, we have provided for the tax on this issue for all years possibly affected, but not for associated penalties and interest. The denial of accelerated depreciation claimed is a timing issue in our tax provision. Accordingly, we have recorded current tax expense, partially offset by a deferred tax recovery, resulting in a net $2 million total tax expense increase in 2019. If the interest and penalties were upheld, the charge to our earnings could reach $65 million (US$50 million). Antamina has paid all amounts in issue for its 2013 and 2014 taxation years. Teck's share of additional amounts that might be payable for assessments which we expect will be raised for the balance of the years in issue (2015 to 2017) is currently estimated to be $78 million (US$60 million).

Financial Position and Liquidity

Our liquidity remained strong at $6.2 billion as at December 31, 2019 including $1.0 billion of cash, of which $529 million is in Chile for the development of the QB2 project. At December 31, 2019, the principal balance of our term notes was US$3.2 billion and we maintained a US$4.0 billion undrawn revolving credit facility. Based on our strong financial position, we expect to be able to maintain our operations and fund our development activities as planned.

Our outstanding debt was $4.8 billion at December 31, 2019, compared with $5.5 billion at the end of 2018 and $6.4 billion at the end of 2017. The decrease is due to the redemption during 2019 of our 8.5% notes due in 2024. In total, since September 2015, our term notes have been reduced by US$4 billion.

During 2019, we regained investment grade ratings with three major U.S. credit rating agencies. Moody's, Fitch and S&P upgraded our credit ratings to Baa3, BBB- and BBB- respectively, all with stable outlooks. In addition, DBRS upgraded our credit rating to BBB with a stable trend. As a result of regaining investment grade credit ratings, financial security requirements under various take-or-pay contracts have fallen away and we terminated $1.1 billion in letters of credit related to long-term power purchase contracts for the QB2 project and long-term transportation service agreements for our share of Fort Hills production.

Our debt positions and credit ratios are summarized in the following table:

	2019	2018	2017
Term notes face value	**$ 3,209**	$ 3,809	$ 4,831
Unamortized fees and discounts	**(31)**	(31)	(40)
Other	**544**	268	286
Debt (US$ in millions)	**$ 3,722**	$ 4,046	$ 5,077
Debt (CAD$ equivalent)(1) (A)	**$ 4,834**	$ 5,519	$ 6,369
Less cash balances	**(1,026)**	(1,734)	(952)
Net debt(2) (B)	**$ 3,808**	$ 3,785	$ 5,417
Equity (C)	**$ 22,074**	$ 23,018	$ 19,993
Debt to debt-plus-equity ratio(2) (A/(A+C))	**18%**	19%	24%
Net debt to net-debt-plus-equity ratio(2) (B/(B+C))	**15%**	14%	21%
Debt to EBITDA ratio(2)(3)	**3.6x**	0.9x	1.1x
Net debt to EBITDA ratio(2)(3)	**2.8x**	0.6x	1.0x
Average interest rate	**5.6%**	6.1%	5.7%

Notes:
(1) Translated at year-end exchange rates.
(2) Non-GAAP Financial Measure. See "Use of Non-GAAP Financial Measures" section for further information.
(3) Non-GAAP Financial Measure. See "Use of Non-GAAP Financial Measures" section for reconciliation.

At December 31, 2019, the weighted average maturity of our term notes is approximately 17 years and the weighted average coupon rate is approximately 5.6%.

Our primary sources of liquidity and capital resources are our cash and temporary investments, cash flow provided from operations, and funds available under our committed and uncommitted bank credit facilities, of which approximately US$4.0 billion is currently available. Further information about our liquidity and associated risks is outlined in Notes 29 and 31 to our 2019 audited annual consolidated financial statements.

Cash flow from operations was $3.5 billion in 2019. Our cash position decreased from $1.7 billion at the end of 2018 to $1.0 billion at December 31, 2019. Significant outflows included $2.8 billion of capital expenditures, $680 million of capitalized stripping costs, $835 million to purchase and cancel US$600 million of notes, $111 million on returns to shareholders through dividends, $661 million on share buybacks and $386 million of interest and finance charges, primarily on our outstanding debt. Significant inflows during 2019 included $938 million of advances from SMM/SC on closing of the QB2 partnering transaction and $797 million of equity contributions from SMM/SC.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit, including a US$4.0 billion committed revolving credit facility, which was undrawn at December 31, 2019. The maturity date of this facility was extended during 2019 to November 2024.

With our return to investment grade credit ratings during the year, the US$600 million revolving credit facility maturing November 2021 was terminated.

During the fourth quarter of 2019, the US$2.5 billion limited recourse project financing to fund the development of QB2 closed. With funding from the project financing and the partnering transaction with SMM/SC, our next contributions to project capital are not expected until early 2021.

Borrowing under our primary committed revolving credit facility is subject to our compliance with the covenants in the agreement and our ability to make certain representations and warranties at the time of the borrowing request. The only financial covenant under our credit agreements is a requirement for our net debt to capitalization ratio[1, 2] not to exceed 60%. That ratio was 15% at December 31, 2019.

In addition to our primary revolving committed credit facility, we maintain uncommitted bilateral credit facilities with various banks and with Export Development Canada for the issuance of letters of credit, stand-alone letters of credit and surety bonds, all primarily to support our future reclamation obligations. At December 31, 2019, we had $1.6 billion of letters of credit issued on the $1.9 billion of bilateral credit facilities that we have. In addition to the letters of credit outstanding under these uncommitted credit facilities, we also had stand-alone letters of credit of $453 million outstanding as at December 31, 2019, which were not issued under a credit facility. We also had surety bonds of $450 million outstanding as at December 31, 2019 to support our current and future reclamation obligations.

Under the terms of the silver streaming agreement relating to Antamina, if there is an event of default under the agreement or Teck insolvency, Teck Base Metals Ltd., our subsidiary that holds our interest in Antamina, is restricted from paying dividends or making other distributions to Teck to the extent that there are unpaid amounts under the agreement.

Early repayment of borrowings under our revolving credit facility and outstanding public debt may be required if an event of default under the relevant agreement occurs. In addition, we are required to offer to repay indebtedness outstanding under our revolving credit facility and certain of our public debt in the event of a change of control, as determined under the relevant agreement.

On January 1, 2019, we adopted IFRS 16 prospectively and, as a result, we recorded additional lease liabilities of $342 million on our balance sheet. We did not restate comparative financial information on transition to IFRS 16. The financial statement effects of adoption of IFRS 16 are outlined in the "Adoption of New Accounting Standards and Accounting Developments" section and in Note 33 to our audited annual consolidated financial statements.

Capital Allocation Framework

During 2019, we returned $111 million to shareholders through our annual base dividend of $0.20 per share. We also purchased approximately 24.4 million Class B subordinate voting shares under our normal course issuer bid. Of the $600 million for share repurchases announced in 2019, approximately $393 million was completed in 2019 with the balance of approximately $207 million expected to be completed in 2020.

In 2019, we released our updated capital allocation framework, which describes how we allocate funds to sustaining and growth capital, maintaining solid investment grade credit metrics and returning excess cash to shareholders. This updated framework reflects our intention to make additional returns to shareholders by supplementing our base dividend with at least an additional 30% of available cash flow after certain other repayments and expenditures have been made. For this purpose, we define available cash flow as cash flow from operating activities after cash taxes, cash interest and distributions to non-controlling interests less: (i) sustaining capital and capitalized stripping; (ii) committed enhancement and growth capital; (iii) any cash required to adjust the capital structure to maintain solid investment grade credit metrics; and (iv) our $0.20 per share annual base dividend. Proceeds from any divestment and partnering proceeds may also be used to supplement available cash flow. Any additional cash returns will be made through share repurchase and/or supplemental dividends, depending on market conditions at the relevant time.

Based on available cash flow in 2019 as defined under the capital allocation framework, we do not plan to make any further supplemental shareholder distributions related to 2019 performance, other than the share repurchases previously announced.

[1] Non-GAAP Financial Measure. See "Use of Non-GAAP Financial Measures" section for further information.
[2] See "Use of Non-GAAP Financial Measures" section for reconciliation.

Our results can be highly variable, as they are dependent on commodity prices and various other factors. Investors should not assume that there will be available cash or any supplemental returns in any given year.

Operating Cash Flow

Cash flow from operations was $3.5 billion in 2019, compared with $4.4 billion in 2018 and $5.0 billion in 2017. The decrease in 2019 was primarily due to lower commodity prices and reduced coal sales volumes. The decrease in 2018 as compared to 2017 was primarily associated with the changes in non-cash working capital items due to the buildup of inventories with the ramp-up of Fort Hills, along with a reduction of accounts payable early in the year following a significant increase in the fourth quarter of 2017 related to Red Dog's seasonality of sales.

Investing Activities

Expenditures on property, plant and equipment were $2.8 billion in 2019, including $1.2 billion on the QB2 project, $786 million on sustaining capital and $594 million on major enhancement projects. Capitalized production stripping costs were $680 million. Capital expenditures for 2019 are summarized in the table on pages 46 to 47. Expenditures on the QB2 project were reduced in 2019 as a result of the weaker Chilean peso.

The largest components of sustaining capital included $403 million at our steelmaking coal operations, $84 million for our share of spending at Antamina mine, $74 million at Red Dog Operations, $60 million at Trail Operations and $45 million for our share of Fort Hills spending.

Major enhancement expenditures included $347 million at our steelmaking coal operations for the development of new pits and the upgrades to Neptune Bulk Terminals, $105 million for our share of tailings infrastructure spending at Fort Hills, $89 million on the mill upgrade project at Red Dog Operations and $42 million to complete the installation of an additional ball mill to increase grinding circuit capacity at Highland Valley Copper Operations.

New mine development included $1.2 billion for QB2, of which $1.035 billion was funded by the contributions from SMM/SC, and $78 million on Project Satellite.

Expenditures on investments in 2019 were $178 million and included $67 million for NuevaUnión, which is held as an equity investment, $71 million for intangibles and other assets, and $16 million for marketable securities.

In 2018, we paid US$112.5 million — US$52.5 million on closing and US$60 million upon receipt of the regulatory approvals received in August — to acquire Inversiones Mineras S.A. to bring our ownership share of Quebrada Blanca to 90%. Other investments include $44 million for the 1.3% increase in our ownership interest in Fort Hills, and $48 million on NuevaUnión.

Cash proceeds from the sale of assets and investments were $80 million in 2019, $1.3 billion in 2018 and $126 million in 2017. There were no significant items in 2019, and 2018 included the $1.2 billion of proceeds from the sale of our two-thirds interest in the Waneta Dam. Significant items in 2017 were proceeds of $59 million from the sale of our 49% interest in the Wintering Hills Wind Power Facility and $30 million from the sale of marketable securities and various royalty interests.

Financing Activities

On March 29, 2019, the transaction through which SMM/SC subscribed for a 30% indirect interest in QBSA closed. On closing, SMM/SC contributed $1.3 billion (US$966 million) to the QB2 project and a further $444 million (US$336 million) was contributed over the remainder of 2019. These contributions are made in the form of shareholder loans and share subscriptions for equity in Quebrada Blanca Holdings SPA, which holds a 90% interest in QBSA. Further capital contributions for the project from Teck and SMM/SC are not expected until early 2021, as funding for project spending will come from the project financing facility described below. We retain control of QBSA and consequently continue to consolidate its results.

In November 2019, we closed our US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project. Amounts drawn under the facility will bear interest at LIBOR plus applicable margins that vary over time and will be repaid in 17 semi-annual instalments starting the earlier of six months after project completion or June 2023. These project finance loans are guaranteed pre-completion on a several basis by Teck, SMM and SC *pro rata* to

their respective interests in the Series A shares of QBSA. We have provided security in the form of QBSA's assets, which consist primarily of QB2 project assets. At December 31, 2019, the facility was undrawn.

In 2019, we redeemed US$600 million of our 8.5% notes that were due in 2024 for US$638 million of cash, which included the premium paid on redemption. We recorded a pre-tax charge of $224 million on the redemption, of which $174 million was non-cash.

In 2018, we redeemed US$1.0 billion aggregate principal amount of our outstanding notes pursuant to cash tender offers. The principal amount of notes purchased was US$103 million of 4.50% notes due January 2021, US$471 million of 4.75% notes due 2022 and US$426 million of 3.75% notes due 2023. The total cost of the purchases, which was funded from cash on hand, including the premiums, was US$1.01 billion. We recorded a pre-tax accounting charge of $26 million ($19 million after tax) in non-operating income (expense) in connection with these purchases.

Debt interest and finance charges paid during 2019 were $386 million compared with $430 million in 2018, primarily as a result of lower outstanding debt balances.

During 2019, we paid $111 million in respect of our regular annual base dividend of $0.20 per share.

In 2019, we purchased and cancelled approximately 24.4 million Class B subordinate voting shares at a cost of $654 million under our normal course issuer bids. Our current normal course issuer bid allows us to purchase up to 40 million Class B subordinate voting shares during the period starting October 28, 2019 and ending October 27, 2020. As of February 26, 2020, we have purchased approximately 6.9 million shares under the current normal course issuer bid for $148 million, all of which were purchased and cancelled in 2019.

Teck is making the normal course issuer bid because it believes that the market price of its Class B subordinate voting shares may, from time to time, not reflect their underlying value and that the share buyback program may provide value by reducing the number of shares outstanding at attractive prices. All repurchased shares will be cancelled. During Teck's prior normal course issuer bid, which commenced on October 10, 2018 and ended October 9, 2019, Teck purchased 22,466,152 Class B subordinate voting shares on the open market at a volume-weighted average price of $28.69 per Class B subordinate voting share. Shareholders may obtain a copy of Teck's normal course issuer bid notice by contacting our Corporate Secretary.

Quarterly Profit and Cash Flow

($ in millions except per share data)	2019				2018			
	Q4	**Q3**	**Q2**	**Q1**	Q4	Q3	Q2	Q1
Revenue	**$ 2,655**	**$ 3,035**	**$ 3,138**	**$ 3,106**	$ 3,247	$ 3,209	$ 3,016	$ 3,092
Gross profit	**460**	**787**	**1,051**	**1,042**	1,011	1,009	1,241	1,360
EBITDA (loss)(1)(2)	**(1,884)**	**1,032**	**808**	**1,396**	1,152	2,064	1,403	1,555
Profit (loss) attributable to shareholders	**(1,835)**	**369**	**231**	**630**	433	1,281	634	759
Basic earnings (loss) per share	**$ (3.33)**	**$ 0.66**	**$ 0.41**	**$ 1.11**	$ 0.75	$ 2.23	$ 1.10	$ 1.32
Diluted earnings (loss) per share	**$ (3.33)**	**$ 0.66**	**$ 0.41**	**$ 1.10**	$ 0.75	$ 2.20	$ 1.09	$ 1.30
Cash flow from operations	**$ 782**	**$ 1,062**	**$ 1,120**	**$ 520**	$ 1,337	$ 877	$ 1,105	$ 1,119

Notes:
(1) Non-GAAP Financial Measure. See "Use of Non-GAAP Financial Measures" section for further information.
(2) See "Use of Non-GAAP Financial Measures" section for reconciliation.

Gross profit in the fourth quarter from our steelmaking coal business unit was $241 million, compared with $819 million a year ago. Gross profit before depreciation and amortization for our steelmaking coal business unit in the fourth quarter declined by $552 million compared to a year ago, primarily due to a US$60 per tonne decrease in steelmaking coal prices, which reduced revenue and resulted in inventory write-downs of $28 million, and partially due to lower sales volumes.

Sales volumes for steelmaking coal of 6.3 million tonnes in the fourth quarter were 5% lower than the same period a year ago. Our sales in the fourth quarter were affected by several delayed vessel arrivals, primarily due to rough Pacific sea conditions, and lower Ridley Terminals port performance towards the end of December, with challenging weather and operational issues.

Gross profit from our copper business unit was $130 million in the fourth quarter, compared with $138 million a year ago. Gross profit before depreciation and amortization from our copper business unit decreased by $20 million, compared with a year ago due to lower prices for copper, reduced by-product contributions from molybdenum and zinc due to lower prices and reduced sales volumes, and the impact of the labour strike at Carmen de Andacollo. These items were partially offset by increased production from Highland Valley Copper, reduced unit operating costs and lower inventory write-downs compared to the same period last year.

Copper production in the fourth quarter decreased by 3% from a year ago primarily due to the labour action at Carmen de Andacollo. The strike caused the suspension of operations between October 14 and December 5, 2019, resulting in approximately 9,000 tonnes of lost production. This was offset by higher production from Highland Valley Copper as a result of higher copper grades and recoveries. Our total cash unit costs before by-product credits in the fourth quarter decreased by US$0.18 per pound to US$1.58 per pound due to a greater proportion of production from Highland Valley Copper compared to a year ago. Lower molybdenum and zinc sales volumes and prices resulted in substantially lower by-product credits. As a result, net cash unit costs after by-product credits of US$1.34 per pound compared with US$1.28 per pound in the fourth quarter last year.

Gross profit from our zinc business unit was $120 million in the fourth quarter, compared with $206 million a year ago. Gross profit before depreciation and amortization from our zinc business unit decreased by $93 million compared with a year ago due to lower zinc prices, higher treatment charges and reduced refined zinc volumes from Trail Operations. The electrical equipment failure contributed to a 10% reduction in zinc production and negatively affected profit at Trail Operations in the fourth quarter.

At Red Dog, zinc and lead production in the fourth quarter declined by 18% and 2%, respectively, compared to a year ago. The lower production was mainly due to reduced mill throughput as a result of planned mill shutdowns related to work to increase the installed power of the SAG mill motors as part of the ongoing VIP2 mill enhancement project. At our Trail Operations, production of refined zinc was 10% lower than a year ago as a result of the electrical equipment failure in the zinc refinery earlier this year, while lead production increased to 17,000 tonnes compared with 10,000 tonnes last year. Lead production was higher this year due to the planned major maintenance shutdown of the KIVCET smelter, which affected lead production in the same period last year.

We incurred a gross loss of $31 million from our energy business unit in the fourth quarter compared with $152 million a year ago. Gross profit before depreciation and amortization from our energy business increased by $129 million from a loss of $126 million a year ago primarily due to higher realized prices offset slightly by lower sales volumes. Despite the Government of Alberta's mandatory production curtailments being in place throughout 2019, both production and unit operating costs remained within our annual guidance for the year.

Realized prices and operating results for our energy business unit in the fourth quarter of 2018 were significantly affected by a material decline in global benchmark crude oil prices and the widening of Canadian heavy blend differentials for WCS. As a result, we recorded inventory write-downs of approximately $34 million during the fourth quarter of 2018. In addition, the Government of Alberta announced mandatory production curtailments that came into effect on January 1, 2019.

In the fourth quarter, we had a loss attributable to shareholders of $1.8 billion, or $3.33 loss per share, compared with profit attributable to shareholders of $433 million, or $0.75 per share in the same period last year.

Cash flow from operations was $782 million in the fourth quarter, compared to $1.3 billion a year ago, reflecting a substantial decline in steelmaking coal prices in the fourth quarter of 2019. During the fourth quarter, changes in working capital items provided a source of cash of $210 million compared with $436 million a year ago. In the fourth quarter of each year, we typically realize a substantial source of cash from working capital decreases due to the seasonality of sales at our Red Dog Operations. Changes to working capital in the fourth quarter last year were higher than normal due to the timing of sales and cash receipts from our steelmaking coal operations.

Outlook

The sales of our products are denominated in U.S. dollars while a significant portion of our expenses is incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at December 31, 2019, $3.0 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, as well as pandemic concerns, may have a significant positive or negative effect on the prices of the various products we produce. While price volatility will remain a significant factor in our industry, we have taken steps to insulate our company from its effects, including strengthening our balance sheet and credit ratings by reducing debt. Further, we believe the long-term supply and demand balance for our products is favourable.

We remain confident in the longer-term outlook for our major commodities, however, global economic uncertainty has had a significant negative effect on the prices for our products this year. The extent and duration of impacts that the Coronavirus may have on the demand and prices for our commodities, on our suppliers and employees, and on global financial markets is not known at this time, but could be material. We are monitoring developments in order to be in a position to take appropriate action.

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new orebodies, the permitting processes and the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation, may continue to have a moderating effect on the growth in future production for the industry as a whole.

The sensitivity of our annual profit attributable to shareholders and EBITDA to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our expected 2020 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.32, is as follows:

	2020 Mid-Range Production Estimates[1]	Change	Estimated Effect of Change on Profit[2] ($ in millions)	Estimated Effect on EBITDA[2] ($ in millions)
US$ exchange		CAD$0.01	$ 37	$ 58
Steelmaking coal (million tonnes)	24.0	US$1/tonne	$ 18	$ 28
Copper (thousand tonnes)	292.5	US$0.01/lb.	$ 5	$ 8
Zinc (thousand tonnes)[3]	930.0	US$0.01/lb.	$ 10	$ 13
WCS (million bbl)[4]	13.0	US$1/bbl	$ 12	$ 17
WTI[5]		US$1/bbl	$ 9	$ 12

Notes:

(1) All production estimates are subject to change based on market and operating conditions.

(2) The effect on our profit attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions. EBITDA is a Non-GAAP Financial Measure. See "Use of Non-GAAP Financial Measures" section for further information and reconciliation.

(3) Zinc includes 310,000 tonnes of refined zinc and 620,000 tonnes of zinc contained in concentrate.

(4) Bitumen volumes from our energy business unit.

(5) Our WTI oil price sensitivity takes into account our interest in Fort Hills for respective change in revenue, partially offset by the effect of the change in diluent purchase costs as well as the effect on the change in operating costs across our business units, as our operations use a significant amount of diesel fuel.

Guidance

In light of uncertain economic conditions, we implemented a company-wide cost reduction program in the third quarter of 2019 to reduce our operating costs and planned capital spending for the balance of 2019 and 2020, targeting reductions of approximately $500 million from previously planned spending through the end of 2020. Our targeted cost reductions do not include initiatives that would result in a reduction in the production volumes of our commodities or that could adversely affect the health and safety of our people.

Our company-wide cost reduction program contributed approximately $210 million of reductions in planned spending in 2019. We expect approximately $400 million of reductions from previously planned spending in 2020, of which approximately 45% is capital spending. This will increase our total targeted reductions to approximately $610 million, compared to the $500 million previously disclosed.

To achieve our targeted cost reductions, we are eliminating approximately 500 full-time equivalent positions, some of which we expect to come from attrition, the expiry of temporary or contract positions, and current job vacancies.

The following guidance for 2020 includes targeted reductions and deferrals of expenditures to be implemented under our company-wide cost reduction program.

We plan to complete some of our annual maintenance major plant outages earlier in 2020, reducing our steelmaking coal production in the first half of the year and increasing production in the second half of the year. The Neptune Bulk Terminals' extended construction outage from May to September will also affect our quarterly cost of sales. As a result, we expect quarterly cost of sales per tonne to be higher in the first quarter of 2020 compared to the fourth quarter of 2019 with the lower production rates, and then decreasing in the fourth quarter of 2020 when we are back to near-full production levels. We expect our 2020 adjusted site cost of sales for our steelmaking coal business unit to be between $63 to $67 per tonne reflecting the extended construction outages to progress the Neptune Bulk Terminal facility upgrades combined with the logistics chain challenges in January and early February.

Production Guidance

Our steelmaking coal production in 2020 is expected to be in the range of 23.0 to 25.0 million tonnes, compared with 25.7 million tonnes produced in 2019. Our actual production will depend primarily on customer demand for deliveries of steelmaking coal. Depending on market conditions and the sales outlook, we may adjust our production plans.

Our copper production for 2020 is expected to be in the range of 285,000 to 300,000 tonnes, compared with 297,300 tonnes produced in 2019. Improving throughput and recoveries at Highland Valley Copper, as well as the resumption of operations at Carmen de Andacollo, are expected to largely offset declines at Antamina and Quebrada Blanca.

Our zinc in concentrate production in 2020 is expected to be in the range of 600,000 to 640,000 tonnes, compared with 640,100 tonnes produced in 2019. Red Dog's production is expected to be between 500,000 to 535,000 tonnes, compared with 552,400 tonnes in 2019. Our share of Antamina's zinc production in 2020 is expected to increase to between 100,000 to 105,000 tonnes. Refined zinc production in 2020 from our Trail Operations is expected to be in the range of 305,000 to 315,000 tonnes, compared with 287,400 tonnes produced in 2019.

Our share of bitumen production in 2020 is expected to be in the range of 12 to 14 million barrels (33,000 to 38,000 barrels per day), including estimated production curtailments. The high end of our guidance reflects the Government of Alberta's production curtailments being lifted in the first quarter. The low end of our production guidance assumes the curtailments will remain in place at current levels for the full year.

Production Guidance

The table below shows our share of production of our principal products for 2019, our guidance for production in 2020 and our guidance for production for the following three years.

Units in thousand tonnes (excluding steelmaking coal, bitumen, molybdenum and refined silver)	2019	2020 Guidance	Three-Year Guidance 2021–2023
Principal Products			
Steelmaking coal (million tonnes)	**25.7**	23.0–25.0	26.0–27.0
Copper(1)(2)(3)			
Highland Valley Copper	**121.3**	133–138	155–165
Antamina	**100.9**	88–92	90
Carmen de Andacollo	**54.0**	57–62	55–60
Quebrada Blanca(5)	**21.1**	7–8	–
	297.3	285–300	300–315
Zinc(1)(2)(4)			
Red Dog	**552.4**	500–535	500–540
Antamina	**68.3**	100–105	90–100
Pend Oreille	**19.4**	–	–
	640.1	600–640	590–640
Refined zinc			
Trail Operations	**287.4**	305–315	310–315
Bitumen (million barrels)(2)(6)			
Fort Hills	**12.3**	12–14	14
Other Products			
Lead(1)			
Red Dog	**102.8**	95–100	80–90
Refined lead			
Trail Operations	**69.0**	60–70	65–70
Molybdenum (million pounds)(1)(2)			
Highland Valley Copper	**6.6**	4.5–5.5	3.5–5.0
Antamina	**1.8**	2.0	2.0–3.0
	8.4	6.5–7.5	5.5–8.0
Refined silver (million ounces)			
Trail Operations	**14.0**	10–12	N/A

Notes:
(1) Metal contained in concentrate.
(2) We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.
(3) Copper production includes cathode production at Quebrada Blanca and Carmen de Andacollo.
(4) Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.
(5) Excludes production from QB2 for three-year guidance 2021–2023.
(6) The 2021–2023 bitumen production guidance does not include potential near-term debottlenecking opportunities. See energy business unit for more information.

Sales Guidance

The table below shows our sales for the last quarter of 2019 and our sales guidance for the first quarter of 2020 for selected primary products.

	Q4 2019	Q1 2020 Guidance
Steelmaking coal (million tonnes)	6.3	4.8–5.2
Zinc (thousand tonnes)[1]		
Red Dog	174	135–140

Note:
(1) Metal contained in concentrate.

Unit Cost Guidance

The table below reports our unit costs for selected principal products for 2019 and our guidance for unit costs for selected principal products in 2020.

(Per unit costs — CAD$/tonne)	2019	2020 Guidance
Steelmaking coal[1]		
Adjusted site cost of sales[5]	$ 65	$ 63–67
Transportation costs	39	40–43
Inventory write-down	1	–
Unit costs[5]	$ 105	$ 103–110
Copper[2]		
Total cash unit costs[5] (US$/lb.)	$ 1.68	$ 1.55–1.65
Net cash unit costs[3][5] (US$/lb.)	$ 1.39	$ 1.25–1.35
Zinc[4]		
Total cash unit costs[5] (US$/lb.)	$ 0.51	$ 0.55–0.60
Net cash unit costs[3][5] (US$/lb.)	$ 0.34	$ 0.40–0.45
Energy (bitumen)		
Adjusted operating costs[5] (CAD$/barrel)	$ 29.24	$ 26–29

Notes:
(1) Steelmaking coal unit costs are reported in Canadian dollars per tonne. Steelmaking coal unit cost of sales include site costs, transport costs, and other and does not include capitalized stripping or capital expenditures. See "Use of Non-GAAP Financial Measures" section for further information and reconciliation.
(2) Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Assumes a zinc price of US$1.05 per pound, a molybdenum price of US$11 per pound, a silver price of US$16.00 per ounce, a gold price of US$1,300 per ounce and a Canadian/U.S. dollar exchange rate of $1.32. See "Use of Non-GAAP Financial Measures section" for further information and reconciliation.
(3) After co-product and by-product margins.
(4) Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Assumes a lead price of US$0.90 per pound, a silver price of US$16.00 per ounce and a Canadian/U.S. dollar exchange rate of $1.32. By-products include both by-products and co-products. See "Use of Non-GAAP Financial Measures" section for further information and reconciliation.
(5) Non-GAAP Financial Measure. See "Use of Non-GAAP Financial Measures" section for further information.

Capital Expenditure Guidance

The table below reports our capital expenditures for 2019 and our guidance for capital expenditures in 2020.

(Teck's share in $ millions)		2019		2020 Guidance
Sustaining				
Steelmaking coal[1]	**$**	**403**	$	475
Copper		**184**		175
Zinc		**138**		160
Energy		**45**		100
Corporate		**16**		10
	$	**786**	$	920
Major Enhancement				
Steelmaking coal[3]	**$**	**347**	$	530
Copper		**46**		50
Zinc		**90**		15
Energy		**105**		50
RACE21™ [2]		**6**		85
	$	**594**	$	730
New Mine Development				
Copper[4]	**$**	**115**	$	50
Zinc		**32**		5
Energy		**41**		25
	$	**188**	$	80
Total				
Steelmaking coal	**$**	**750**	$	1,005
Copper		**345**		275
Zinc		**260**		180
Energy		**191**		175
Corporate		**16**		10
RACE21™ [2]		**6**		85
	$	**1,568**	$	1,730
QB2 capital expenditures		**1,220**		2,420
Total before SMM/SC contributions	**$**	**2,788**	$	4,150
Estimated SMM/SC contributions to capital expenditures[5]		**(1,035)**		(660)
Estimated QB2 project financing draw		**–**		(1,760)
Total Teck spend	**$**	**1,753**	$	1,730

Notes:
(1) Steelmaking coal sustaining capital includes Teck's share of water treatment capital of $290 million in 2020. 2019 includes $176 million of water treatment capital.
(2) RACE21™ capital expenditures for 2020 include $65 million relating to steelmaking coal, $5 million relating to copper, $5 million relating to zinc and the remainder relating to corporate projects. We also expect to spend approximately $70 million on RACE21™ for research and innovation expenses and intangible assets in 2020.
(3) Steelmaking coal major enhancement capital guidance includes $390 million relating to the facility upgrade at Neptune Bulk Terminals.
(4) Copper new mine development guidance for 2020 includes early scoping studies for QB3, Zafranal, San Nicolás and Galore Creek.
(5) Total SMM/SC contributions were $1.7 billion.

Capital Expenditure Guidance — Capitalized Stripping

(Teck's share in CAD$ millions)	2019	2020 Guidance
Capitalized Stripping		
Steelmaking coal	**$ 443**	$ 370
Copper	**192**	200
Zinc	**45**	55
	$ 680	$ 625

Other Information

Carbon Pricing Policies and Associated Costs

Across our operations, the most significant carbon pricing action has taken place in Canada. In 2019, British Columbia increased its existing carbon tax to $40 per tonne of carbon dioxide-equivalent (CO_2e). The B.C. carbon tax is expected to continue to increase by $5 per tonne of CO_2e per year until reaching $50 per tonne of CO_2e. In 2019, British Columbia also implemented the CleanBC Program for Industry to address impacts to emissions-intensive, trade-exposed industries to ensure that B.C. operations maintain their competitiveness and that carbon leakage is avoided. In April 2019, the Government of Canada introduced the *Greenhouse Gas Pollution Pricing Act,* which establishes a federal carbon levy for any province or territory that has not implemented a compliant carbon-pricing regime. Federal carbon tax rates began at $20 per tonne of CO_2e in 2019, increasing $10 per year to $50 per tonne of CO_2e by 2022. Alberta repealed its *Climate Leadership Act* effective as of May 29, 2019 and, as a result, became subject to the *Greenhouse Gas Pollution Pricing Act* as of January 1, 2020. B.C.'s *Carbon Tax Act* is considered substantially similar to the federal requirements; therefore, B.C. will not be subject to the *Greenhouse Gas Pollution Pricing Act*. In addition, Alberta's Carbon Competitiveness Incentive Regulation was replaced by Alberta's Technology, Innovation and Emissions Reduction system as of January 1, 2020. This is an industry-specific carbon pricing policy requiring large emitters, and other facilities that have opted in, to reduce their emissions intensity below a prescribed level, or to purchase emissions credits in concert with or as an alternative to physical abatement, with significant penalties for failure to achieve compliance.

While climate change regulations continue to evolve in most jurisdictions in which we operate, we expect that regional, national or international regulations, which seek to reduce greenhouse gas emissions, will continue to be established or revised. The cost of reducing our emissions or of obtaining the equivalent amount of credits or offsets in the future, if regulations permit this, remains highly uncertain. The cost of compliance with various climate change regulations will ultimately be determined by the regulations themselves and by the markets that evolve for carbon credits and offsets. Teck's direct greenhouse gas emissions attributable to our operations for 2019 are estimated to be approximately 3.3 million tonnes (CO_2e). The most material indirect emissions associated with our activities are those from the use of our steelmaking coal by our customers. Based on our 2019 sales volumes, emissions from the use of our steelmaking coal would have been approximately 73 million tonnes of CO_2.

For 2019, our B.C.-based operations incurred $72.8 million in British Columbia provincial carbon tax, and our Cardinal River Operations in Alberta paid $0.8 million in carbon costs, primarily from our use of coal, diesel fuel and natural gas. As a result of the CleanBC Program for Industry, in late 2019 we received back $5.4 million of the $58.8 million we paid under the British Columbia provincial carbon tax in 2018 and anticipate that we will receive a similar portion of our 2019 expenditures back in late 2020. We may in the future face similar taxation for our activities in other jurisdictions. Similarly, customers of some of our products may also be subject to new carbon costs or taxation in the future in the jurisdictions where the products are ultimately used.

We will continue to assess the potential implications of the updated policies on our operations and projects.

Financial Instruments and Derivatives

We hold a number of financial instruments, derivatives and contracts containing embedded derivatives, which are recorded on our consolidated balance sheet at fair value with gains and losses in each period included in other comprehensive income (loss) in the year and profit for the period on our consolidated statements of income and consolidated statements of other comprehensive income, as appropriate. The most significant of these instruments are investments in marketable equity and debt securities, commodity swap contracts, metal-related forward contracts, settlement receivables and payables, and gold stream and silver stream embedded derivatives. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation, depending on their nature and jurisdiction. Further information about our financial instruments, derivatives and contracts containing embedded derivatives and associated risks is outlined in Note 29 to our 2019 audited annual consolidated financial statements.

Areas of Judgment and Critical Accounting Estimates

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements are outlined below. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. We have outlined below information about assumptions and other sources of estimation uncertainty as at December 31, 2019 that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year.

a) Areas of Judgment

Assessment of Impairment Indicators

Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment or impairment reversal includes, but is not limited to, market transactions for similar assets, commodity prices, interest rates, inflation rates, our market capitalization, reserves and resources, mine plans and operating results.

As at December 31, 2019, as a result of lower market expectations for WCS heavy oil prices, we reviewed our energy assets for impairment. For our interest in Fort Hills, we determined that the reduction in WCS heavy oil prices was an indicator of impairment under the requirements of IAS 36, Impairment of Assets and accordingly, we performed an impairment test, as outlined below.

The remainder of our energy assets are oil sands properties, the most significant of which is our Frontier oil sands project. These assets are considered exploration and evaluation assets and accordingly, our assessment of impairment indicators is performed under the requirements of IFRS 6, Exploration for and Evaluation of Mineral Resources.

We determined that our withdrawal of our Frontier oil sands property from the regulatory review process was an indicator of impairment and consequently, we recorded an impairment of Frontier as at December 31, 2019, as outlined below.

Refer to the impairment testing section below for further detail on our assessment of impairment indicators in 2019 and 2018.

Property, Plant and Equipment — Determination of Available for Use Date

Judgment is required in determining the date that property, plant and equipment is available for use. An asset is available for use when it is in the location and condition necessary to operate in the manner intended by management. At that time, we commence depreciation of the asset and cease capitalization of borrowing costs. We consider a number of factors in making the determination of when an asset is available for use including, but not limited to,

design capacity of the asset, production levels achieved, capital spending remaining and commissioning status. Fort Hills produced first oil in January 2018 and was considered available for use as at June 1, 2018. When concluding that these assets were available for use at June 1, 2018, we considered whether all three secondary extraction trains were running as expected, whether the production and product quality were consistent with expectations, and the status of asset commissioning. We have included the operating results for Fort Hills in our consolidated statements of income from that date forward.

Joint Arrangements

We are a party to a number of arrangements over which we do not have control. Judgment is required in determining whether joint control over these arrangements exists and, if so, which parties have joint control and whether each arrangement is a joint venture or joint operation. In assessing whether we have joint control, we analyze the activities of each arrangement and determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, we generally consider decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. We may also consider other activities including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the Board of Directors and other items. When circumstances or contractual terms change, we reassess the control group and the relevant activities of the arrangement.

If we have joint control over the arrangement, an assessment of whether the arrangement is a joint venture or joint operation is required. This assessment is based on whether we have rights to the assets, and obligations for the liabilities, relating to the arrangement or whether we have rights to the net assets of the arrangement. In making this determination, we review the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of other facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement. Other facts and circumstances have led us to conclude that Antamina and Fort Hills are joint operations for the purposes of our 2018 audited annual consolidated financial statements. The other facts and circumstances considered for both of these arrangements include the provisions of output to the parties of the joint arrangements and the funding obligations. For both Antamina and Fort Hills, we will take our share of the output from the assets directly over the life of the arrangement. We have concluded that this gives us direct rights to the assets and obligations for the liabilities of these arrangements proportionate to our ownership interests.

Streaming Transactions

When we enter into a long-term streaming arrangement linked to production at specific operations, judgment is required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We consider the specific terms of each arrangement to determine whether we have disposed of an interest in the reserves and resources of the respective operation or executed some other form of arrangement. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases.

For our silver and gold streaming arrangements entered into in 2015, there is no guarantee associated with the upfront payment. We have concluded that control of the rights to the silver and gold mineral interests were transferred to the

buyer when the contracts came into effect at Antamina and Carmen de Andacollo, respectively. Therefore, we consider these arrangements a disposition of a mineral interest.

Based on our judgment, control of the interest in the reserves and resources transferred to the buyer when contracts were executed. At that time, we recognized the amount of the gain related to the disposition of the reserves and resources, as we had the right to payment, the customer was entitled to the commodities, the buyer had no recourse in requiring Teck to mine the product, and the buyer had significant risks and rewards of ownership of the reserves and resources.

We recognize the amount of consideration related to refining, mining and delivery services as the work is performed.

Deferred Tax Assets and Liabilities

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet and what tax rate is expected to be applied in the year when the related temporary differences reverse, particularly in regard to the utilization of tax loss carryforwards. We also evaluate the recoverability of deferred tax assets based on an assessment of our ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Judgment is also required on the application of income tax legislation. These judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit.

b) Sources of Estimation Uncertainty

Impairment Testing

When impairment testing is required, discounted cash flow models are used to determine the recoverable amount of respective assets. These models are prepared internally with assistance from third-party advisors when required. When market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets. Significant assumptions used in preparing discounted cash flow models include commodity prices, reserves and resources, mine production, operating costs, capital expenditures, discount rates, foreign exchange rates and inflation rates. These inputs are based on management's best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the statement of income and the resulting carrying values of assets.

We allocate goodwill arising from business combinations to the cash-generating unit (CGU) or group of CGUs acquired that is expected to receive the benefits from the business combination. When performing annual goodwill impairment tests, we are required to determine the recoverable amount of each CGU or group of CGUs to which goodwill has been allocated. Our Quebrada Blanca CGU and steelmaking coal CGU have goodwill allocated to them. The recoverable amount of each CGU or group of CGUs is determined as the higher of its fair value less costs of disposal and its value in use.

Asset Impairments and Impairment Reversals

($ in millions)	2019	2018
Steelmaking coal CGU	$ 289	$ –
Fort Hills CGU	1,241	–
Frontier Oil Sands Project	1,129	41
Other	31	41
Total	$ 2,690	$ 41

Steelmaking Coal CGU

In 2019, we announced that we would not proceed with the MacKenzie Redcap extension at our Cardinal River Operations and that the operation will close in the second half of 2020. As a result of this decision and the short remaining mine life of Cardinal River, combined with a reduction in short-term steelmaking coal prices, we recorded a pre-tax impairment of $289 million (after-tax $184 million) as at December 31, 2019.

In 2018, there were no indicators of impairment or impairment reversal relating to our steelmaking coal CGU. We performed our annual goodwill impairment testing for the steelmaking coal CGU as at October 31, 2018 and did not identify any impairments.

Fort Hills CGU

During the year ended December 31, 2019, we recorded a pre-tax impairment of $1.2 billion (after-tax $910 million) related to our interest in the Fort Hills CGU. The estimated post-tax recoverable amount of Fort Hills of $3.1 billion was lower than our carrying value. This impairment arose as a result of lower market expectations for future WCS heavy oil prices. The impairment was determined using the key assumptions noted below.

Sensitivity Analysis

The recoverable amount of Fort Hills is most sensitive to changes in WCS oil prices, the Canadian/U.S. dollar exchange rates and discount rates. In isolation, a US$1 decrease in the long-term WCS oil price would result in a reduction in the recoverable amount of $135 million. A $0.01 strengthening of the Canadian dollar against the U.S. dollar would result in a reduction in the recoverable amount of approximately $50 million. A 25-basis point increase in the discount rate would result in a reduction in the recoverable amount of approximately $110 million.

Frontier Oil Sands Project

During the year ended, December 31, 2019 we recorded a pre-tax impairment of $1.1 billion (after-tax $944 million) related to our Frontier oil sands project. This impairment arose as a result of our decision to withdraw Frontier from the regulatory review process. We have written down the full carrying value of our interest in the Frontier oil sands project.

Other

During the year ended December 31, 2019, we recorded other asset impairments of $31 million related to Quebrada Blanca and the short remaining life of the cathode operation.

During the year ended December 31, 2018, we recorded other asset impairments of $41 million, of which $31 million was related to capitalized exploration expenditures that are not expected to be recovered and $10 million was related to Quebrada Blanca assets that would not be recovered through use.

Annual Goodwill Impairment Testing

In 2019, we performed our annual goodwill impairment testing at October 31 and did not identify any goodwill impairment losses.

Given the nature of expected future cash flows used to determine the recoverable amount, a material change could occur over time, as the cash flows are significantly affected by the key assumptions described as follows.

Sensitivity Analysis

Our annual goodwill impairment test carried out at October 31, 2019 resulted in the recoverable amount of our steelmaking coal CGU exceeding its carrying value by approximately $4.8 billion. The recoverable amount of our steelmaking coal CGU is most sensitive to the long-term Canadian dollar steelmaking coal price assumption. In isolation, a 10% decrease in the long-term Canadian dollar steelmaking coal price would result in the recoverable amount of the steelmaking coal CGU being equal to the carrying value.

Our annual goodwill impairment test for the Quebrada Blanca CGU carried out at October 31, 2019 resulted in a recoverable amount exceeding its carrying value by approximately $798 million. The recoverable amount of our Quebrada Blanca CGU is most sensitive to the long-term copper price assumption. In isolation, a 5% decrease in the long-term copper price would result in a recoverable amount of the Quebrada Blanca CGU being equal to the carrying value.

Key Assumptions

The following are the key assumptions used in our impairment testing calculations during the years ended December 31, 2019 and 2018:

	2019	2018
Steelmaking coal prices	**Current price used in initial year, increased to a long-term price in 2024 of US$150 per tonne**	Current price used in initial year, decreased to a long-term price in 2023 of US$150 per tonne
Copper prices	**Current price used in initial year, increased to a long-term price in 2024 of US$3.00 per pound**	Current price used in initial year, increased to a long-term price in 2023 of US$3.00 per pound
WCS oil prices	**Current price used in initial year, increased to a long-term price in 2024 of US$50 per barrel**	N/A
Discount rate	**5.4%–6.0%**	6.0%
Long-term foreign exchange rate	**1 U.S. to 1.30 Canadian dollars**	1 U.S. to 1.25 Canadian dollars
Inflation rate	**2%**	2%

Commodity Prices

Commodity price assumptions are based on a number of factors, including forward curves in the near term, and are benchmarked with external sources of information, including information published by our peers and market transactions, where possible, to ensure they are within the range of values used by market participants.

Discount Rates

Discount rates are based on a mining weighted average cost of capital for all mining operations and an oil sands weighted average cost of capital for our interest in the Fort Hills mining and processing operation. For the year ended December 31, 2019, we used a discount rate of 6.0% real, 8.1% nominal post-tax (2018 — 6.0% real, 8.1% nominal post-tax) for mining operations and goodwill. For the year ended December 31, 2019, we used a discount rate of 5.4% real, 7.5% nominal post-tax for oil sands operations.

Foreign Exchange Rates

Foreign exchange rates are benchmarked with external sources of information based on a range used by market participants. Long-term foreign exchange assumptions are from year 2024 onwards for analysis performed in the year ended December 31, 2019.

Inflation Rates

Inflation rates are based on average historical inflation for the location of each operation and long-term government targets.

Reserves and Resources

Future mineral and oil production is included in projected cash flows based on mineral and oil reserve and resource estimates, and on exploration and evaluation work undertaken by appropriately qualified persons or qualified reserves evaluators.

Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans and internal management forecasts. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of each operation, and the risks associated with each operation. Future capital expenditures are based on management's best estimate of expected future capital requirements, which are generally for the extraction and processing of existing reserves and resources. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are continuously subjected to ongoing optimization and review by management.

Recoverable Amount Basis

In the absence of a relevant market transaction, we estimate the recoverable amount of our CGUs on a fair value less costs of disposal (FVLCD) basis using a discounted cash flow methodology and taking into account assumptions likely to be made by market participants unless it is expected that the value-in-use methodology would result in a higher recoverable amount. For the asset impairment, impairment reversal and goodwill impairment analyses performed in 2019 and 2018, we have applied the FVLCD basis.

Estimated Recoverable Reserves and Resources

Mineral and oil reserve and resource estimates are based on various assumptions relating to operating matters as set forth in National Instrument 43-101 — Standards of Disclosure for Mineral Projects and National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities. Assumptions used include production costs, mining and processing recoveries, cut-off grades, sales volumes, long-term commodity prices, exchange rates, inflation rates and capital costs. Cost estimates are based on prefeasibility or feasibility study estimates or operating history. Estimates are prepared by, or under the supervision of, appropriately qualified persons, or qualified reserves evaluators, but will be affected by forecasted commodity prices, inflation rates, exchange rates, capital and production costs, and recoveries, among other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for capitalized production stripping costs, in performing impairment testing, and in forecasting the timing of the settlement of decommissioning and restoration costs. Therefore, changes in the assumptions used could affect the carrying value of assets, depreciation and impairment charges recorded in the statement of income, and the carrying value of the decommissioning and restoration provision.

Decommissioning and Restoration Provisions

The decommissioning and restoration provision (DRP) is based on future cost estimates using information available at the balance sheet date that are developed by management's experts (Note 23(a)). The DRP represents the present value of estimated costs of future decommissioning and other site restoration activities including costs associated with the management of water and water quality in and around each closed site. The DRP is adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the credit-adjusted discount rate. The DRP requires other significant estimates and assumptions, including the requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities. Our estimates of the cost associated with the management of water and water quality in and around each closed site includes assumptions with respect to the volume and location of water to be treated, the methods used to treat the water and the related water treatment costs. To the extent the actual costs differ from these estimates, adjustments will be recorded and the income statement may be affected.

Provision for Income Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of our financial statements, and the final determination of actual amounts may not be completed for a number of years. Therefore, profit in subsequent periods will be affected by the amount that estimates differ from the final tax return.

Deferred Tax Assets and Liabilities

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management's estimates of future production and sales volumes, commodity prices, reserves and resources, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. These estimates could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit.

Adoption of New Accounting Standards and Accounting Developments

Adoption of New Accounting Standards

Effective January 1, 2019, we adopted IFRS 16 and IFRIC 23, *Uncertainty over Income Tax Treatments* (IFRIC 23). The effect of adoption of these new pronouncements is outlined below and in more detail in Note 33 to our audited annual consolidated financial statements as at December 31, 2019.

Leases

We adopted IFRS 16 as at January 1, 2019 in accordance with the transitional provisions outlined in the standard, using a cumulative catch-up approach where we have recorded leases prospectively from that date forward and have not restated comparative information. We recorded right-of-use assets of $280 million within property, plant and equipment, measured at either an amount equal to the lease liability or their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using our incremental borrowing rate on January 1, 2019. These right-of-use assets related to lease liabilities continue to be recorded in property, plant and equipment. We recorded lease liabilities of $342 million as at January 1, 2019 and reclassified $338 million of lease liabilities that were previously presented as debt on the balance sheet. The net of tax difference between right-of-use assets and lease liabilities recognized on the transition was recorded as a $43 million retained earnings adjustment on January 1, 2019.

IFRS 16 eliminates the classification of leases as either operating or finance leases for a lessee, and all leases will be recorded on the balance sheet for the lessee. As a lessee, we recognize a right-of-use asset, which is included in property, plant and equipment, and a lease liability at the commencement date of a lease.

We have elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit on a straight-line basis over the lease term.

Uncertainty over Tax Treatments

We adopted IFRIC 23 on January 1, 2019 with retrospective application. IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments. The effect of uncertain tax treatments are recognized at the most likely amount or expected value. The adoption of IFRIC 23 did not affect our financial results or disclosures.

Outstanding Share Data

As at February 26, 2020, there were approximately 539.5 million Class B subordinate voting shares and 7.8 million Class A common shares outstanding. In addition, there were approximately 20.1 million employee stock options outstanding, with exercise prices ranging between $5.34 and $58.80 per share. More information on these instruments, and the terms of their conversion, is set out in Note 24 to our 2019 audited annual consolidated financial statements.

Contractual and Other Obligations

($ in millions)	Less than 1 Year	2–3 Years	4–5 Years	More than 5 Years	**Total**
Debt – Principal and interest payments	$ 264	$ 858	$ 696	$ 6,595	**$ 8,413**
Leases – Principal and interest payments[1]	171	204	115	715	**1,205**
Minimum purchase obligations[2]					
Concentrate, equipment, supply and other purchases	677	465	58	34	**1,234**
Shipping and distribution	415	472	374	1,042	**2,303**
Energy contracts	290	674	1,028	5,343	**7,335**
NAB PILT and VIF payments[7]	40	86	86	88	**300**
Pension funding[3]	24	–	–	–	**24**
Other non-pension post-retirement benefits[4]	13	27	30	334	**404**
Decommissioning and restoration provision[5]	90	203	101	1,840	**2,234**
Other long-term liabilities[6]	35	95	53	53	**236**
	$ 2,019	$ 3,084	$ 2,541	$ 16,044	**$ 23,688**

Notes:

(1) We lease road and port facilities from the Alaska Industrial Development and Export Authority, through which it ships metal concentrates produced at the Red Dog mine. Minimum lease payments are US$18 million for the next 2 years and US$6 million for the following 19 years and are subject to deferral and abatement for *force majeure* events.

(2) The majority of our minimum purchase obligations are subject to continuing operations and *force majeure* provisions.

(3) As at December 31, 2019, the company had a net pension asset of $259 million, based on actuarial estimates prepared on a going concern basis. The amount of minimum funding for 2020 in respect of defined benefit pension plans is $24 million. The timing and amount of additional funding after 2020 is dependent upon future returns on plan assets, discount rates and other actuarial assumptions.

(4) We had a discounted, actuarially determined liability of $404 million in respect of other non-pension post-retirement benefits as at December 31, 2019. Amounts shown are estimated expenditures in the indicated years.

(5) We accrue environmental and reclamation obligations over the life of our mining operations, and amounts shown are estimated expenditures in the indicated years at fair value, assuming credit-adjusted risk-free discount rates between 5.03% and 6.69% and an inflation factor of 2.00%.

(6) Other long-term liabilities include amounts for post-closure, environmental costs and other items.

(7) On April 25, 2017, Teck Alaska entered into a 10-year agreement with the Northwest Arctic Borough (NAB) for payments in lieu of taxes (PILT). Payments under the agreement are based on a percentage of land, buildings and equipment at cost less accumulated depreciation. The effective date of this agreement was January 1, 2016 and this agreement expires on December 31, 2025. On April 25, 2017, Teck Alaska entered into a 10-year agreement with the NAB for payments to a village improvement fund (VIF). Payments under the agreement are based on a percentage of earnings before income taxes, with 2017–2025 having minimum payments of $4 million and maximum payments of $8 million. The effective date of this agreement was January 1, 2016 and this agreement expires on December 31, 2025.

Disclosure Controls and Internal Control Over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding required disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2019. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at December 31, 2019.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2019, our internal control over financial reporting was effective.

The effectiveness of our internal controls over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.

Use of Non-GAAP Financial Measures

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS). This document refers to a number of Non-GAAP Financial Measures, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

The Non-GAAP Measures described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Adjusted profit: For adjusted profit, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that in our judgment are not indicative of our normal operating activities or do not necessarily occur on a regular basis.

Adjusted basic earnings per share: Adjusted basic earnings per share is adjusted profit divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share: Adjusted diluted earnings per share is adjusted profit divided by average number of fully diluted shares in a period.

EBITDA: EBITDA is profit attributable to shareholders before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA: Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

The above adjustments to profit attributable to shareholders and EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization: Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Gross profit margins before depreciation: Gross profit margins before depreciation are gross profit before depreciation and amortization expense, divided by revenue for each respective business unit. We believe this measure assists us and readers to compare margins on a percentage basis among our business units.

Unit costs: Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by

investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cost of sales: Adjusted site cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine, excluding depreciation and amortization charges, outbound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Total cash unit costs: Total cash unit costs for our copper and zinc operations include adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs: Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under IFRS.

Adjusted cash costs of sales: Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions, and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization, as these costs are non-cash, and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Adjusted operating costs: Adjusted operating costs for our energy business unit are defined as the costs of product as it leaves the mine, excluding depreciation and amortization charges, cost of diluent for blending to transport our bitumen by pipeline, cost of non-proprietary product purchased, and transportation costs of our product, and non-proprietary product and any one-time collective agreement charges or inventory write-down provisions.

Cash margins for by-products: Cash margins for by-products is revenue from by-products and co-products, less any associated cost of sales of the by-product and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue: Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

Adjusted revenue for our energy business unit excludes the cost of diluent for blending and non-proprietary product revenues, but adds back Crown royalties to arrive at the value of the underlying bitumen.

Blended bitumen revenue: Blended bitumen revenue is revenue as reported for our energy business unit, but excludes non-proprietary product revenue, and adds back Crown royalties that are deducted from revenue.

Blended bitumen price realized: Blended bitumen price realized is blended bitumen revenue divided by blended bitumen barrels sold in the period.

Operating netback: Operating netbacks per barrel in our energy business unit are calculated as blended bitumen sales revenue net of diluent expenses (also referred to as bitumen price realized), less Crown royalties, transportation and operating expenses divided by barrels of bitumen sold. We include this information, as investors and investment analysts use it to measure our profitability on a per barrel basis and to compare it to similar information provided by other companies in the oil sands industry.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short- and long-term financial obligations.

Net debt: Net debt is total debt, less cash and cash equivalents.

Debt to debt-plus-equity ratio: Debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity, expressed as a percentage.

Net debt to net debt-plus-equity ratio: Net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Debt to EBITDA ratio: Debt to EBITDA ratio takes total debt as reported and divides that by EBITDA for the 12 months ended at the reporting period, expressed as the number of times EBITDA needs to be earned to repay all of the outstanding debt.

Net debt to EBITDA ratio: Net debt to EBITDA ratio is the same calculation as the debt to EBITDA ratio, but using net debt as the numerator.

Net debt to capitalization ratio: Net debt to capitalization ratio is net debt divided by the sum of total debt plus equity attributable to shareholders. The ratio is a financial covenant under our revolving credit facility.

Reconciliation of Basic Earnings (Loss) per share to Adjusted Basic Earnings per share

(Per share amounts)		**2019**		2018
Earnings (loss) per share	**$**	**(1.08)**	$	5.41
Add (deduct):				
Asset impairments		**3.67**		0.05
Debt redemption or purchase loss		**0.29**		0.03
Debt prepayment option loss (gain)		**(0.14)**		0.06
Gain on sale of Waneta Dam		**–**		(1.41)
Taxes and other		**0.03**		(0.01)
Adjusted basic earnings per share	**$**	**2.77**	$	4.13

Reconciliation of Diluted Earnings (Loss) per share to Adjusted Diluted Earnings per share

(Per share amounts)		**2019**		2018
Diluted earnings (loss) per share	**$**	**(1.08)**	$	5.34
Add (deduct):				
Asset impairments		**3.63**		0.05
Debt redemption or purchase loss		**0.29**		0.03
Debt prepayment option loss (gain)		**(0.13)**		0.05
Gain on sale of Waneta Dam		**–**		(1.39)
Taxes and other		**0.04**		(0.01)
Adjusted diluted earnings per share	**$**	**2.75**	$	4.07

Reconciliation of Net Debt to EBITDA and Net Debt to Capitalization Ratio

($ in millions)	2019	2018
Profit (loss) attributable to shareholders	$ (605)	$ 3,107
Finance expense net of finance income	218	219
Provision for income taxes	120	1,365
Depreciation and amortization	1,619	1,483
EBITDA	$ 1,352	$ 6,174
Total debt at period end	$ 4,834	$ 5,519
Less: cash and cash equivalents at period end	(1,026)	(1,734)
Net debt	$ 3,808	$ 3,785
Debt to EBITDA ratio	3.6	0.9
Net Debt to EBITDA ratio	2.8	0.6
Equity attributable to shareholders of the company	21,304	22,884
Net debt to capitalization ratio	0.15	0.13

Reconciliation of EBITDA and Adjusted EBITDA

($ in millions)	2019	2018
Profit (loss) attributable to shareholders	$ (605)	$ 3,107
Finance expense net of finance income	218	219
Provision for income taxes	120	1,365
Depreciation and amortization	1,619	1,483
EBITDA	$ 1,352	$ 6,174
Add (deduct):		
Asset impairments	2,678	41
Debt redemption or purchase loss	224	26
Debt prepayment option (gains) losses	(105)	42
Gain on sale of Waneta Dam	–	(888)
Taxes and other	104	(5)
Adjusted EBITDA	$ 4,253	$ 5,390

Reconciliation of Gross Profit (Loss) Before Depreciation and Amortization

($ in millions)	2019	2018	2017
Gross profit	**$ 3,340**	$ 4,621	$ 4,567
Depreciation and amortization	**1,619**	1,483	1,492
Gross profit before depreciation and amortization	**$ 4,959**	$ 6,104	$ 6,059
Reported as:			
Steelmaking coal	**$ 2,904**	$ 3,770	$ 3,732
Copper			
Highland Valley Copper	**395**	343	213
Antamina	**614**	794	670
Quebrada Blanca	**(18)**	26	50
Carmen de Andacollo	**89**	193	222
Other	**–**	(1)	(1)
	$ 1,080	$ 1,355	$ 1,154
Zinc			
Trail Operations	**–**	91	209
Red Dog	**837**	990	971
Pend Oreille	**(4)**	(5)	19
Other	**(2)**	9	(26)
	$ 831	$ 1,085	$ 1,173
Energy[1]	**$ 144**	$ (106)	$ –
Gross profit before depreciation and amortization	**$ 4,959**	$ 6,104	$ 6,059

Note:
(1) Energy results for the year ended December 31, 2018 are included from June 1, 2018.

Steelmaking Coal Unit Cost Reconciliation

(CAD$ in millions, except where noted)	2019	2018
Cost of sales as reported	**$ 3,410**	$ 3,309
Less:		
Transportation	**(976)**	(975)
Depreciation and amortization	**(792)**	(730)
Inventory write-downs	**(32)**	–
Adjusted site cost of sales	**$ 1,610**	$ 1,604
Tonnes sold (millions)	**25.0**	26.0
Per unit amounts — CAD$/tonne		
Adjusted site cost of sales	**$ 65**	$ 62
Transportation	**39**	37
Inventory write-down	**1**	–
Unit costs — CAD$/tonne	**$ 105**	$ 99
US$ amounts[1]		
Average exchange rate (CAD$ per US$1.00)	**$ 1.33**	$ 1.30
Per unit amounts — US$/tonne		
Adjusted cash cost of sales	**$ 49**	$ 47
Transportation	**29**	29
Inventory write-down	**1**	–
Unit costs — US$/tonne	**$ 79**	$ 76

Note:
(1) Average period exchange rates are used to convert to US$/tonne equivalent.

Copper Unit Cost Reconciliation

(CAD$ in millions, except where noted)	2019	2018
Revenue as reported	**$ 2,469**	$ 2,714
By-product revenue (A)	**(311)**	(472)
Smelter processing charges (B)	**164**	157
Adjusted revenue	**$ 2,322**	$ 2,399
Cost of sales as reported	**$ 1,852**	$ 1,837
Less:		
Depreciation and amortization	**(463)**	(478)
Inventory write-downs	**(24)**	(44)
Labour settlement and strike costs	**(35)**	(5)
By-product cost of sales (C)	**(58)**	(61)
Adjusted cash cost of sales (D)	**$ 1,272**	$ 1,249
Payable pounds sold (millions) (E)	**641.7**	622.9
Per unit amounts — CAD$/pound		
Adjusted cash cost of sales (D/E)	**$ 1.98**	$ 2.01
Smelter processing charges (B/E)	**0.26**	0.25
Total cash unit costs — CAD$/pound	**$ 2.24**	$ 2.26
Cash margins for by-products — ((A-C)/E)	**(0.39)**	(0.66)
Net cash unit costs — CAD$/pound	**$ 1.85**	$ 1.60
US$ amounts[1]		
Average exchange rate (CAD$ per US$1.00)	**$ 1.33**	$ 1.30
Per unit amounts — US$/pound		
Adjusted cash cost of sales	**$ 1.49**	$ 1.55
Smelter processing charges	**0.19**	0.19
Total cash unit costs — US$/pound	**$ 1.68**	$ 1.74
Cash margins for by-products	**(0.29)**	(0.51)
Net cash unit costs — US$/pound	**$ 1.39**	$ 1.23

Note:
(1) Average period exchange rates are used to convert to US$/pound equivalent.

Zinc Unit Cost Reconciliation (Mining Operations[1])

(CAD$ in millions, except where noted)	2019	2018
Revenue as reported	**$ 2,968**	$ 3,094
Less:		
Trail Operations revenues as reported	**(1,829)**	(1,942)
Other revenues as reported	**(8)**	(8)
Add back: Intra-segment revenues as reported	**519**	650
	$ 1,650	$ 1,794
By-product revenues (A)	**(317)**	(316)
Smelter processing charges (B)	**308**	255
Adjusted revenue	**$ 1,641**	$ 1,733
Cost of sales as reported	**$ 2,367**	$ 2,225
Less:		
Trail Operations cost of sales as reported	**(1,915)**	(1,926)
Other costs of sales as reported	**(10)**	1
Add back: Intra-segment purchases as reported	**519**	650
	961	950
Less:		
Depreciation and amortization	**(144)**	(141)
Severance charge	**(4)**	–
Royalty costs	**(307)**	(328)
By-product cost of sales (C)	**(75)**	(70)
Adjusted cash cost of sales (D)	**$ 431**	$ 411
Payable pounds sold (millions) (E)	**1,094.2**	1,035.5
Per unit amounts — CAD$/pound		
Adjusted cash cost of sales (D/E)	**$ 0.40**	$ 0.40
Smelter processing charges (B/E)	**0.28**	0.25
Total cash unit costs — CAD$/pound	**$ 0.68**	$ 0.65
Cash margins for by-products — ((A-C)/E)	**(0.22)**	(0.24)
Net cash unit costs — CAD$/pound	**$ 0.46**	$ 0.41
US$ amounts[2]		
Average exchange rate (CAD$ per US$1.00)	**$ 1.33**	$ 1.30
Per unit amounts — US$/pound		
Adjusted cash cost of sales	**$ 0.30**	$ 0.30
Smelter processing charges	**0.21**	0.19
Total cash unit costs — US$/pound	**$ 0.51**	$ 0.49
Cash margins for by-products	**(0.17)**	(0.18)
Net cash unit costs — US$/pound	**$ 0.34**	$ 0.31

Notes:
(1) Red Dog and Pend Oreille.
(2) Average period exchange rates are used to convert to US$/pound equivalent.

Energy Business Unit — Operating Netback, Bitumen and Blended Bitumen Price Realized Reconciliations[1] [2]

(CAD$ in millions, except where noted)	2019	2018
Revenue as reported	**$ 975**	$ 407
Less:		
Cost of diluent for blending	**(322)**	(181)
Non-proprietary product revenue	**(32)**	(18)
Add back: Crown royalties (D)	**18**	14
Adjusted revenue (A)	**$ 639**	$ 222
Cost of sales as reported	**$ 965**	$ 572
Less:		
Depreciation and amortization	**(134)**	(59)
Inventory write-downs	**–**	(34)
Cash cost of sales	**$ 831**	$ 479
Less:		
Cost of diluent for blending	**(322)**	(181)
Cost of non-proprietary product purchased	**(31)**	(12)
Transportation costs for FRB (C)	**(118)**	(60)
Operating cost adjustment[4]	**(2)**	(3)
Adjusted operating costs (E)	**$ 358**	$ 223
Blended bitumen barrels sold (thousands)	**16,023**	8,746
Less diluent barrels included in blended bitumen (thousands)	**(3,788)**	(1,965)
Bitumen barrels sold (thousands) (B)	**12,235**	6,781
Per barrel amounts — CAD$		
Bitumen price realized (A/B)[3]	**$ 52.21**	$ 32.81
Crown royalties (D/B)	**(1.50)**	(2.04)
Transportation costs for FRB (C/B)	**(9.62)**	(8.83)
Adjusted operating costs (E/B)	**(29.24)**	(32.89)
Operating netback — CAD$ per barrel	**$ 11.85**	$ (10.95)

Notes:
(1) Calculated per unit amounts may differ due to rounding.
(2) Fort Hills financial results included from June 1, 2018.
(3) Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from Fort Hills blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.
(4) Reflects adjustments for costs not directly attributed to the production of Fort Hills bitumen, including transportation for non-proprietary product purchased.

Blended Bitumen Price Realized Reconciliation[2]

(CAD$ in millions, except where noted)	2019	2018
Revenue as reported	**$ 975**	$ 407
Less: non-proprietary product revenue	**(32)**	(18)
Add back: Crown royalties	**18**	14
Blended bitumen revenue (A)	**$ 961**	$ 403
Blended bitumen barrels sold (thousands) (B)	**16,023**	8,746
Blended bitumen price realized — (CAD$/barrel) (A/B) = D[1]	**$ 59.97**	$ 46.14
Average exchange rate (CAD$ per US$1.00) (C)	**1.33**	1.31
Blended bitumen price realized — (US$/barrel) (D/C)[1]	**$ 45.20**	$ 35.12

Notes:
(1) Calculated per unit amounts may differ due to rounding.
(2) Results for the year ended December 31, 2018 are effective from June 1, 2018.

Quarterly Reconciliation

($ in millions)	2019				2018			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Profit (loss) attributable to shareholders	**$ (1,835)**	**$ 369**	**$ 231**	**$ 630**	$ 433	$ 1,281	$ 634	$ 759
Finance expense, net of finance income	**46**	**56**	**62**	**54**	58	74	48	39
Provision for (recovery of) income taxes	**(510)**	**171**	**120**	**339**	261	329	368	407
Depreciation and amortization	**415**	**436**	**395**	**373**	400	380	353	350
EBITDA (loss)	**$ (1,884)**	**$ 1,032**	**$ 808**	**$ 1,396**	$ 1,152	$ 2,064	$ 1,403	$ 1,555

Cautionary Statement on Forward-Looking Statements

This document contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "should", "believe" and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this document.

These forward-looking statements include, but are not limited to, statements concerning: corporate strategy; production, sales, unit costs and other cost guidance, expectations and forecasts for our products, business units and individual operations and our expectation that we will meet that guidance; expectations relating to the closure of Cardinal River and the timing thereof, including the statement that lost production is expected to be made up by our Elkview Operations; Elk Valley Water Quality Plan spending guidance, including projected 2020 capital spending and other capital spending guidance; timing of construction and completion of our proposed AWTFs and SRFs and expected treatment capacity thereof; our expectations regarding our water treatment capacity in the future; expectations regarding operating costs associated with water treatment; our expectation that Fording River AWTF will be the last full-scale AWTF and that future treatment facilities will be SRFs; timing of discussions in respect of potential charges under the Fisheries Act; anticipated benefits of our new long-term rail agreement with CN; expectations regarding the Neptune Bulk Terminals facility upgrade including costs, benefits and timing thereof; planned outages at Neptune Bulk Terminals including the expected frequency, length and benefits thereof; anticipated benefits of our expanded commercial agreement with Ridley Terminals; anticipated global and regional supply, demand and market outlook for our commodities; assumptions relating to future market prices of our commodities and future exchange rates; anticipated future production at our business units, products and individual operations (including our long-term production guidance); sales forecasts for our products and operations; all guidance and forecasts appearing in this document including but not limited to the production, sales, unit cost, capital expenditure, cost reduction and other guidance, forecasts or expectations under the headings "Outlook" and "Guidance"; mine lives and duration of operations at our various mines and operations; our ability to extend the lives of certain mines and to increase production to offset the closure of other operations; expectations regarding the plant expansion project at our Elkview Operations and the timing thereof; planned plant outages at their effects on our production; expectations regarding the Quebrada Blanca Phase 2 project, including expectations regarding capacity, mine life and potential for growth of mine life, reserve and resources, operating costs, projected expenditures, timing of contributions, project financing and first and full production and the statement that the project continues to support opportunities to more than double production capacity; the timing for an updated capital estimate in respect of QB2; expected receipt or completion of prefeasibility studies, feasibility studies and other studies and the expected timing thereof; the potential to debottleneck at Fort Hills and expand production capacity and potential to increase Fort Hills production generally; the effect and duration of production curtailment measures imposed by the Government of Alberta; our plans to continue to explore and evaluate our oil sands development properties; plans relating to tailings and water-related projects at Red Dog and their expected benefits; exploration activities in 2020; expected annualized EBITDA improvements and other benefits that will be generated from our RACE21™ innovation-driven efficiency program and the associated implementation costs and timing; our intention to implement certain RACE21™ programs more broadly across other operations and to identify and implement additional RACE21™ projects; the impact of the Coronavirus; the amount of potential taxes, interest and penalties relating to the Antamina tax dispute and our share thereof; the availability of our credit facilities, sources of liquidity and capital resources; our expectation that we will receive a portion of our carbon tax expenditures back under the CleanBC program; our expectations that we will be able to maintain our operations and fund our development activities as planned; estimates and expectations regarding our decommissioning and restoration requirements; our expectations regarding the amount of Class B subordinate voting shares that might be purchased under the normal course issuer bid and the mechanics thereof; expectations regarding our dividend policy and our capital allocation framework; our expectations, projections and sensitivities under the heading "Commodity Prices and Sensitivities"; targeted cost reduction amounts and timing; expectations regarding carbon legislation and climate change regulations; and the impact of certain accounting initiatives and estimates.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, commodity and power prices, acts of foreign or domestic governments and the outcome of legal proceedings, the supply and demand for, deliveries of, and the level and

volatility of prices of copper, coal, zinc and blended bitumen and our other metals and minerals, as well as oil, natural gas and other petroleum products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail, pipeline and port service, for our products our costs of production and our production and productivity levels, as well as those of our competitors, continuing availability of water and power resources for our operations, our ability to secure adequate transportation, pipeline and port services for our products; changes in credit market conditions and conditions in financial markets generally, the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects, including the impact of our RACE21™ program; costs of closure, and environmental compliance costs generally, of operations; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; curtailment measures on oil production taken by the Government of Alberta; the resolution of environmental and other proceedings or disputes; the future supply of low-cost power to the Trail smelting and refining complex; our ability to obtain, comply with and renew permits in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading "Management's Discussion and Analysis — Steelmaking Coal — Elk Valley Water Quality Management". Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study. Assumptions regarding the costs and benefits of the Neptune Bulk Terminals expansion and other projects include assumptions that the relevant project is constructed and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include footnotes with further assumptions relating to our guidance. Expectations regarding the impact of foreign exchange rates are based on the assumptions set out in this document. Our anticipated RACE21™ related EBITDA improvements and associated costs assume that the relevant projects are implemented in accordance with our plans and budget and that the relevant projects will achieve the expected production and operating results, and are based on current commodity price assumptions and forecast sale volumes. Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the credit facilities are not otherwise terminated or accelerated due to an event of default. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, changes in tax or royalty rates, industrial disturbances or other job action, adverse weather

conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits or environmental impact assessments, and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectation. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. Purchases of Class B subordinate voting shares under the normal course issuer bid may be affected by, among other things, availability of Class B subordinate voting shares, share price volatility and availability of funds to purchase shares. EBITDA improvements may be impacted by the effectiveness of our projects, actual commodity prices and sales volumes, among other matters. Further factors associated with our Elk Valley Water Quality Plan are discussed under the heading *"Management's Discussion and Analysis — Steelmaking Coal — Elk Valley Water Quality Management"*. Declaration and payment of dividends is in the discretion of the Board, and our dividend policy will be reviewed regularly and may change.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2019, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this Management Discussion and Analysis regarding our coal properties was reviewed, approved and verified by Messrs. Don Mills P.Geo. and Robin Gold P.Eng., each employees of Teck Coal Limited and each a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this Management Discussion and Analysis regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and 2018

Management's Responsibility for Financial Reporting

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The system of controls is also supported by a professional staff of internal auditors who conduct periodic audits of many aspects of our operations and report their findings to management and the Audit Committee.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework.

The Board of Directors oversees management's responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, our internal auditors and independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and have expressed their opinion in the Report of Independent Registered Public Accounting Firm.

Donald R. Lindsay
President and Chief Executive Officer

Ronald A. Millos
Senior Vice President, Finance and Chief Financial Officer
February 26, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Teck Resources Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Teck Resources Limited and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of income (loss), comprehensive income (loss), cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 33 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting, appearing in Management's Discussion and Analysis. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance

with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Steelmaking coal goodwill impairment assessment

As described in Notes 3, 4, 8, and 17 to the consolidated financial statements, management performs its annual impairment assessment of its steelmaking coal goodwill as of October 31 of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. The total carrying value of the steelmaking coal goodwill as of December 31, 2019 was $702 million. An impairment loss exists if the steelmaking coal operations group of cash generating units' (the "CGU") carrying amount, including goodwill, exceeds its recoverable amount. Management applied significant judgment in determining the recoverable amount of the CGU using a discounted cash flow model. The recoverable amount determined by management exceeded the carrying value of the CGU, and as a result no impairment loss was recognized. Significant assumptions are used in the discounted cash flow model, which include: commodity prices, mineral reserves and resources, mine production, operating costs, capital expenditures, discount rates, and foreign exchange rates. The Company's mineral reserves and resources have been prepared by or under the supervision of qualified persons (management's specialists).

The principal considerations for our determination that performing procedures relating to the steelmaking coal goodwill impairment assessment is a critical audit matter are: (i) there was significant judgment by management when determining the recoverable amount of the CGU; (ii) management's specialists were used to prepare the reserves and resources; and (iii) a high degree of auditor judgment, subjectivity and effort was required in performing procedures to evaluate management's cash flow projections and significant assumptions used in preparing the discounted cash flow model, including: commodity prices, mineral reserves and resources, mine production, operating costs, capital expenditures, discount rates, and foreign exchange rates. In addition, the audit effort involved the use of professionals with specialized skills and knowledge to assist in performing procedures to evaluate the discount rate.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the determination of the recoverable amount of the CGU. These procedures also included, among others, testing management's process for determining the recoverable amount of the CGU, including evaluating the appropriateness of the discounted cash flow model, testing the completeness, accuracy, and relevance of underlying data and evaluating the reasonability of the significant assumptions used in the discounted cash flow model. Evaluating the reasonability of management's assumptions involved considering their consistency with: (i) external market and industry data for commodity prices and foreign exchange rates, and (ii) recent actual mine production, operating costs and capital expenditures incurred,

market data and other third party information, when available. Evaluating the reasonability of management's estimates of mineral reserves and resources involved considering the qualifications and objectivity of management's specialists, obtaining an understanding of the work performed, including the methods and assumptions used by these specialists, testing data on a sample basis, and evaluating their findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discount rate.

Provision for post-mine closure water quality management costs for the steelmaking coal operations

As described in Notes 3, 4, and 23 to the consolidated financial statements, as of December 31, 2019 management recorded a decommissioning and restoration provision ("DRP"). The DRP represents the present value of estimated costs for required future decommissioning and other site restoration activities. After the end of the life of certain operations, water quality management costs may extend for periods in excess of 100 years. The provision for these expenditures is $745 million, of which $411 million is for its steelmaking coal operations ("Coal water DRP"). Management applied significant judgment in estimating the Coal water DRP, which involved the use of significant estimates and assumptions with respect to the volume and location of water to be treated, the methods used to treat the water, and the related water treatment costs, all of which relate to the required post-mine closure water quality management activities. The estimates of the volume and location of water to be treated have been developed by management's specialists.

The principal considerations for our determination that performing procedures relating to the provision for post-mine closure water quality management costs for the steelmaking coal operations is a critical audit matter are: (i) there is significant judgment made by management when developing the significant estimates and assumptions with respect to the volume and location of water to be treated, the methods used to treat the water and the related water treatment costs necessary to complete the required post-mine closure water quality management activities of its steelmaking coal operations; (ii) management's specialists developed the estimates of the volume and location of water to be treated; and (iii) there was significant complexity in evaluating the audit evidence related to the significant assumptions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's process of estimating the Coal water DRP. These procedures also included, among others, evaluating and testing management's process for estimating the Coal water DRP, which included testing the model used by management. The procedures also included testing the reasonability of management's assumptions in estimating the Coal water DRP, which included comparing the estimated future water treatment costs to actual water quality management operating and capital costs incurred by the Company, and understanding the methods used to treat the water. Evaluating management's estimate of volume and location of water to be treated involved considering the qualifications and objectivity of management's specialists, obtaining an understanding of the work performed, including the methods and assumptions used by management's specialists, testing source data used on a sample basis, and evaluating their findings.

Recoverable amount of the Fort Hills CGU

As described in Notes 3, 4, and 8 to the consolidated financial statements, management performed an impairment assessment of its Fort Hills CGU ("Fort Hills CGU") as of December 31, 2019 and noted an impairment indicator as a result of lower market expectations for the future Western Canadian Select heavy oil prices. As a result, the recoverable amount of the Fort Hills CGU was estimated by management to determine the extent of impairment. Management used a discounted cash flow model to determine the recoverable amount of the Fort Hills CGU in the amount of $3.1 billion. The recoverable amount was lower than the carrying value and as a result, a pre-tax impairment loss of $1.2 billion was recorded to property, plant and equipment in the energy operating segment. In determining the recoverable amount, management used significant assumptions such as: commodity prices, oil reserves and resources, mine production, operating costs, capital expenditures, discount rate and foreign exchange rates. Oil reserves and resources were prepared by qualified reserves evaluators (management's specialists).

The principal considerations for our determination that performing procedures relating to the recoverable amount of the Fort Hills CGU is a critical audit matter are: (i) there was significant judgment by management when determining the recoverable amount of the Fort Hills CGU; (ii) the use of management's specialists in the preparation of oil reserves and resources; (iii) the high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management's discounted cash flows and significant assumptions including: commodity prices, oil reserves and

resources, mine production, operating costs, capital expenditures, discount rate and foreign exchange rates, and (iv) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures to evaluate the discount rate.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's impairment assessment, including controls over the determination of the recoverable amount of the Fort Hills CGU. These procedures also included, among others, testing management's process for determining the recoverable amount of the Fort Hills CGU, including evaluating the appropriateness of the discounted cash flow model, testing the completeness, accuracy, and relevance of underlying data used in the model, and evaluating the reasonability of the significant assumptions used in the discounted cash flow model. Evaluating the reasonability of management's assumptions involved considering their consistency with (i) external market and industry data for commodity prices and foreign exchange rates, and (ii) recent actual mine production, operating costs and capital expenditures incurred, market data and other third party information, when available. Evaluating the reasonableness of the oil reserves and resources involved considering the qualifications and objectivity of management's specialists, obtaining an understanding of the work performed, including the methods and assumptions used in estimating the oil reserves and resources, testing the data used by management's specialists on a sample basis and evaluating overall findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discount rate.

PricewaterhouseCoopers LLP

Chartered Professional Accountants
Vancouver, Canada
February 26, 2020

We have served as the Company's auditor since 1964.

Consolidated Statements of Income (Loss) Years ended December 31

(CAD$ in millions, except for share data)	2019	2018
Revenues (Note 6)	$ 11,934	$ 12,564
Cost of sales	(8,594)	(7,943)
Gross profit	3,340	4,621
Other operating income (expenses)		
General and administration	(161)	(142)
Exploration	(67)	(69)
Research and innovation	(67)	(35)
Asset impairments (Note 8(a))	(2,690)	(41)
Other operating income (expense) (Note 9)	(505)	450
Profit (loss) from operations	(150)	4,784
Finance income (Note 10)	48	33
Finance expense (Note 10)	(266)	(252)
Non-operating expense (Note 11)	(97)	(52)
Share of loss of associates and joint ventures (Note 15)	(3)	(3)
Profit (loss) before taxes	(468)	4,510
Provision for income taxes (Note 21)	(120)	(1,365)
Profit (loss) for the year	$ (588)	$ 3,145
Profit (loss) attributable to:		
Shareholders of the company	$ (605)	$ 3,107
Non-controlling interests	17	38
Profit (loss) for the year	$ (588)	$ 3,145
Earnings (loss) per share (Note 24(f))		
Basic	$ (1.08)	$ 5.41
Diluted	$ (1.08)	$ 5.34
Weighted average shares outstanding (millions)	559.8	573.9
Weighted average diluted shares outstanding (millions)	559.8	582.1
Shares outstanding at end of year (millions)	547.3	570.7

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income (Loss) Years ended December 31

(CAD$ in millions)		2019		2018
Profit (loss) for the year	**$**	**(588)**	$	3,145
Other comprehensive income (loss) in the year				
Items that may be reclassified to profit (loss)				
Currency translation differences (net of taxes of $(26) and $40)		**(312)**		393
Change in fair value of debt securities (net of taxes of $nil and $nil)		**1**		–
		(311)		393
Items that will not be reclassified to profit (loss)				
Change in fair value of marketable equity securities (net of taxes of $(1) and $1)		**6**		(9)
Remeasurements of retirement benefit plans (net of taxes of $(31) and $(2))		**74**		8
		80		(1)
Total other comprehensive income (loss) for the year		**(231)**		392
Total comprehensive income (loss) for the year	**$**	**(819)**	$	3,537
Total other comprehensive income (loss) attributable to:				
Shareholders of the company	**$**	**(201)**	$	382
Non-controlling interests		**(30)**		10
	$	**(231)**	$	392
Total comprehensive income (loss) attributable to:				
Shareholders of the company	**$**	**(806)**	$	3,489
Non-controlling interests		**(13)**		48
	$	**(819)**	$	3,537

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows Years ended December 31

(CAD$ in millions)	2019	2018
Operating activities		
Profit (loss) for the year	$ (588)	$ 3,145
Depreciation and amortization	1,619	1,483
Provision for income taxes	120	1,365
Asset impairments	2,690	41
Gain on sale of investments and assets	(17)	(892)
Foreign exchange losses (gains)	4	(16)
Loss on debt redemption or purchase	224	26
Loss (gain) on debt prepayment options	(105)	42
Net finance expense	218	219
Income taxes paid	(595)	(780)
Other	74	(166)
Net change in non-cash working capital items	(160)	(29)
	3,484	4,438
Investing activities		
Expenditures on property, plant and equipment	(2,788)	(1,906)
Capitalized production stripping costs	(680)	(707)
Expenditures on investments and other assets	(178)	(284)
Proceeds from investments and assets	80	1,292
	(3,566)	(1,605)
Financing activities		
Redemption or purchase and repayment of debt	(835)	(1,355)
Repayment of lease liabilities	(150)	(32)
QB2[1] advances from SMM/SC[2]	938	–
QB2 equity contributions by SMM/SC	797	–
QB2 partnering and financing transaction costs paid	(113)	–
Interest and finance charges paid	(386)	(430)
Issuance of Class B subordinate voting shares	10	54
Purchase and cancellation of Class B subordinate voting shares	(661)	(189)
Dividends paid	(111)	(172)
Distributions to non-controlling interests	(26)	(40)
	(537)	(2,164)
Effect of exchange rate changes on cash and cash equivalents	(89)	113
Increase (decrease) in cash and cash equivalents	(708)	782
Cash and cash equivalents at beginning of year	1,734	952
Cash and cash equivalents at end of year	$ 1,026	$ 1,734

Supplemental cash flow information (Note 12)

The accompanying notes are an integral part of these financial statements.

Notes:

1) Quebrada Blanca Phase 2 copper development project.
2) Sumitomo Metal Mining Co., Ltd. (SMM) and Sumitomo Corporation (SC) are referred to together as SMM/SC.

Consolidated Balance Sheets As at December 31

(CAD$ in millions)	2019	2018
Assets		
Current assets		
Cash and cash equivalents (Note 12)	**$ 1,026**	$ 1,734
Current income taxes receivable	**95**	78
Trade and settlement receivables	**1,062**	1,180
Inventories (Note 13)	**1,981**	2,065
Prepaids and other current assets	**331**	260
	4,495	5,317
Financial and other assets (Note 14)	**1,109**	907
Investments in associates and joint ventures (Note 15)	**1,079**	1,071
Property, plant and equipment (Note 8, Note 16 and Note 20(a))	**31,355**	31,050
Deferred income tax assets (Note 21)	**211**	160
Goodwill (Note 8 and Note 17)	**1,101**	1,121
	$ 39,350	$ 39,626
Liabilities and Equity		
Current liabilities		
Trade accounts payable and other liabilities (Note 18)	**$ 2,498**	$ 2,333
Current portion of debt (Note 19)	**29**	–
Current portion of lease liabilities (Note 20(b))	**160**	32
Current income taxes payable	**89**	151
	2,776	2,516
Debt (Note 19)	**4,133**	5,181
Lease liabilities (Note 20(b))	**512**	306
QB2 advances from SMM/SC (Note 5(b))	**912**	–
Deferred income tax liabilities (Note 21)	**5,902**	6,331
Retirement benefit liabilities (Note 22)	**505**	482
Provisions and other liabilities (Note 23)	**2,536**	1,792
	17,276	16,608
Equity		
Attributable to shareholders of the company	**21,304**	22,884
Attributable to non-controlling interests (Note 25)	**770**	134
	22,074	23,018
	$ 39,350	$ 39,626

Contingencies (Note 26)
Commitments (Note 27)

The accompanying notes are an integral part of these financial statements.

Approved on behalf of the Board of Directors

Tracey L. McVicar
Chair of the Audit Committee

Una M. Power
Director

Consolidated Statements of Changes in Equity Years ended December 31

(CAD$ in millions)	2019	2018
Class A common shares (Note 24)	$ 6	$ 6
Class B subordinate voting shares (Note 24)		
Beginning of year	6,595	6,603
Share repurchases (Note 24(h))	(285)	(77)
Issued on exercise of options (Note 24(c))	13	69
End of year	6,323	6,595
Retained earnings		
Beginning of year	15,495	12,796
IFRS 16 transition adjustment on January 1, 2019 (Note 33(a))	(43)	–
IFRS 9 transition adjustment on January 1, 2018	–	34
Profit (loss) for the year attributable to shareholders of the company	(605)	3,107
Dividends paid (Note 24(g))	(111)	(172)
Share repurchases (Note 24(h))	(367)	(119)
Adjustment from SMM/SC transaction (Note 5(a))	4	–
Purchase of non-controlling interests (Note 5(d))	–	(159)
Remeasurements of retirement benefit plans	74	8
End of year	14,447	15,495
Contributed surplus		
Beginning of year	204	202
Share option compensation expense (Note 24(c))	18	17
Transfer to Class B subordinate voting shares on exercise of options	(3)	(15)
End of year	219	204
Accumulated other comprehensive income attributable to shareholders of the company (Note 24(e))		
Beginning of year	584	244
IFRS 9 transition adjustment on January 1, 2018	–	(34)
Other comprehensive income (loss)	(201)	382
Less remeasurements of retirement benefit plans recorded in retained earnings	(74)	(8)
End of year	309	584
Non-controlling interests (Note 25)		
Beginning of year	134	142
Profit for the year attributable to non-controlling interests	17	38
Other comprehensive income (loss) attributable to non-controlling interests	(30)	10
Purchase of non-controlling interests	–	(16)
Adjustments from SMM/SC transaction (Note 5(a))	675	–
Dividends or distributions	(26)	(40)
End of year	770	134
Total equity	$ 22,074	$ 23,018

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements Years ended December 31, 2019 and 2018

1. Nature of Operations

Teck Resources Limited and its subsidiaries (Teck, we, us or our) are engaged in mining and related activities including research, exploration and development, processing, smelting, refining and reclamation. Our major products are steelmaking coal, copper, zinc and blended bitumen. We also produce lead, precious metals, molybdenum, fertilizers and other metals. Metal products are sold as refined metals or concentrates.

Teck is a Canadian corporation and our registered office is at Suite 3300, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 0B3.

2. Basis of Preparation

These annual consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and were approved by the Board of Directors on February 26, 2020.

In 2019, we adopted IFRS 16, Leases (IFRS 16) and IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23), which both became effective January 1, 2019. Note 33 discloses the effects of the adoption of these new IFRS pronouncements for all periods presented, including the nature and effect of changes in accounting policies. Certain information has been reclassified to conform with the financial statement presentation adopted for the current year.

3. Summary of Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

Basis of Presentation

Our consolidated financial statements include the accounts of Teck and all of its subsidiaries. Our significant operating subsidiaries include Teck Metals Ltd. (TML), Teck Alaska Incorporated (TAK), Teck Highland Valley Copper Partnership (Highland Valley Copper), Teck Coal Partnership (Teck Coal), Teck Washington Incorporated (TWI), Compañía Minera Teck Quebrada Blanca S.A. (QBSA or Quebrada Blanca) and Compañía Minera Teck Carmen de Andacollo (Carmen de Andacollo).

All subsidiaries are entities that we control, either directly or indirectly. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when our existing rights give us the ability to direct the activities that significantly affect the investee's returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company's share capital. All of our intra-group balances and transactions, including unrealized profits and losses arising from intra-group transactions, have been eliminated in full. For subsidiaries that we control but do not own 100% of, the net assets and net profit attributable to outside shareholders are presented as amounts attributable to non-controlling interests in the consolidated balance sheet and consolidated statements of income and comprehensive income.

Certain of our business activities are conducted through joint arrangements. Our interests in joint operations include Galore Creek Partnership (Galore Creek, 50% share) and Fort Hills Energy L.P. (Fort Hills, 21.3% share), which operate in Canada, and Compañia Minera Antamina S.A. (Antamina, 22.5% share), which operates in Peru. We account for our interests in these joint operations by recording our share of the respective assets, liabilities, revenue, expenses and cash flows. We also have an interest in a joint venture, NuevaUnión SPA (NuevaUnión, 50% share), in Chile that we account for using the equity method (Note 15).

During the year ended December 31, 2018, our share of the Fort Hills oil sands mine increased from 20.89% to 21.3% on resolution of a commercial dispute between the Fort Hills partners. We funded an increased share of the project capital in the amount of $58 million, as consideration for the additional interest in the project.

All dollar amounts are presented in Canadian dollars unless otherwise specified.

Interests in Joint Arrangements

A joint arrangement can take the form of a joint venture or joint operation. All joint arrangements involve a contractual arrangement that establishes joint control, which exists only when decisions about the activities that significantly affect the returns of the investee require unanimous consent of the parties sharing control. A joint operation is a joint arrangement in which we have rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement in which we have rights to only the net assets of the arrangement.

Joint ventures are accounted for in accordance with the policy "Investments in Associates and Joint Ventures". Joint operations are accounted for by recognizing our share of the assets, liabilities, revenue, expenses and cash flows of the joint operation in our consolidated financial statements.

Investments in Associates and Joint Ventures

Investments over which we exercise significant influence but do not control or jointly control are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale. Investments in joint ventures as determined in accordance with the policy "Interests in Joint Arrangements" are also accounted for using the equity method.

The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for our proportionate share of the profit or loss, other comprehensive income or loss and any other changes in the associate's or joint venture's net assets, such as further investments or dividends.

Our proportionate share of the associate's or joint venture's profit or loss and other comprehensive income or loss is based on its most recent financial statements. Adjustments are made to align any inconsistencies between our accounting policies and our associate's or joint venture's policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date of the investment and for any impairment losses recognized by the associate or joint venture.

If our share of the associate's or joint venture's losses were equal to or exceeded our investment in the associate or joint venture, recognition of further losses would be discontinued. After our interest is reduced to zero, additional losses would be provided for and a liability recognized only to the extent that we have incurred legal or constructive obligations to provide additional funding or make payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, we resume recognizing our share of those profits only when we have a positive interest in the entity.

At each balance sheet date, we consider whether there is objective evidence of impairment in associates and joint ventures. If there is such evidence, we determine the amount of impairment to record, if any, in relation to the associate or joint venture.

Foreign Currency Translation

The functional currency of each of our subsidiaries and our joint operations, joint ventures and associates is the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the period end date exchange rates.

The functional currency of Teck, the parent entity, is the Canadian dollar, which is also the presentation currency of our consolidated financial statements.

3. Summary of Significant Accounting Policies (continued)

Foreign operations are translated from their functional currencies, generally the U.S. dollar, into Canadian dollars on consolidation. Items in the statements of income and other comprehensive income are translated using weighted average exchange rates that reasonably approximate the exchange rate at the transaction date. Items on the balance sheet are translated at the closing spot exchange rate. Exchange differences on the translation of the net assets of entities with functional currencies other than the Canadian dollar, and any offsetting exchange differences on net debt used to hedge those assets, are recognized in a separate component of equity through other comprehensive income (loss).

Exchange differences that arise relating to long-term intra-group balances that form part of the net investment in a foreign operation are also recognized in this separate component of equity through other comprehensive income (loss).

On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange differences recorded in a separate component of equity is recognized in the statement of income.

Revenue

Our revenue consists of sales of steelmaking coal, copper, zinc and lead concentrates, refined zinc, lead and silver, and blended bitumen. We also sell other by-products, including molybdenum concentrates, various refined specialty metals, chemicals and fertilizers. Our performance obligations relate primarily to the delivery of these products to our customers, with each separate shipment representing a separate performance obligation.

Revenue, including revenue from the sale of by-products, is recognized at the point in time when the customer obtains control of the product. Control is achieved when a product is delivered to the customer, we have a present right to payment for the product, significant risks and rewards of ownership have transferred to the customer according to contract terms and there is no unfulfilled obligation that could affect the customer's acceptance of the product.

Steelmaking coal

For steelmaking coal, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted or directly contracted by the customer. For a majority of steelmaking coal sales we are not responsible for the provision of shipping or product insurance after the transfer of control. For certain sales we arrange shipping on behalf of our customers and are agent to these shipping transactions.

Steelmaking coal is sold under spot or average pricing contracts. For spot price contracts, pricing is final when revenue is recognized. For average pricing contracts, the final pricing is determined based on quoted steelmaking coal price assessments over a specific period. Control of the goods may transfer and revenue may be recognized before, during or subsequent to the period in which final average pricing is determined. For all steelmaking coal sales under average pricing contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on estimated consideration to be received at the date of sale with reference to steelmaking coal price assessments. For average pricing contracts, adjustments are made to settlement receivables in subsequent periods based on published price assessments up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables are recorded in other operating income (expense).

Steelmaking coal sales are billed based on final quality and quantity measures upon the passage of control to the customer. If pricing is not finalized when control of the product is transferred, a subsequent invoice is issued when pricing is finalized. The payment terms generally require prompt collection from customers; however, payment terms are customer specific and subject to change based on market conditions and other factors. We generally retain title to these products until we receive the first contracted payment, which is typically received shortly after loading, solely to manage the credit risk of the amounts due to us. This retention of title does not preclude the customer from obtaining control of the product.

Base metal concentrates

For copper, lead and zinc concentrates, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted by the customer. We sell a majority of our concentrates on commercial terms where we are responsible for providing freight services after the date at which control of the product passes to the customer. We are the principal to this freight performance obligation. A minority of zinc and lead concentrate sales are made on consignment. For consignment transactions, control of the product transfers to the customer and revenue is recognized at the time the product is consumed in the customers' process.

The majority of our metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. For these sales, revenue is recorded based on the estimated consideration to be received at the date of sale with reference to relevant commodity market prices. Adjustments are made to settlement receivables in subsequent periods based on movements in quoted commodity prices up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables are recorded in other operating income (expense).

Metal concentrate sales are billed based on provisional weights and assays upon the passage of control to the customer. The first provisional invoice is billed to the customer at the time of transfer of control. As final prices, weights and assays are received, additional invoices are issued and collected. In general, consideration is promptly collected from customers; however, the payment terms are customer specific and subject to change based on market conditions and other factors. We generally retain title to these products until we receive the first contracted payment, which is typically received shortly after loading, solely to manage the credit risk of the amounts due to us. This retention of title does not preclude the customer from obtaining control of the product.

Refined metals

For sales of refined metals, control of the product transfers to the customer when the product is loaded onto a carrier specified by the customer. For these products, loading generally coincides with the transfer of title.

Our refined metals are sold under spot or average pricing contracts. For spot sales contracts, pricing is final when revenue is recognized. For refined metal sales contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on the estimated consideration to be received at the date of sale with reference to commodity market prices. Adjustments are made to settlement receivables in subsequent periods based on movements in quoted commodity prices up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables are recorded in other operating income (expense).

We sell a portion of our refined metals on commercial terms where we are responsible for providing freight services after the date at which control of the product passes to the customer. We are the principal to this freight performance obligation.

Refined metal sales are billed based on final specification measures upon the passage of control to the customer. If pricing is not finalized when control of the product is transferred, a subsequent invoice is issued when pricing is finalized.

In general, consideration is promptly collected from customers; however, the payment terms are customer specific and subject to change based on market conditions and other factors.

Blended bitumen

For blended bitumen, control of the product generally transfers to the customer when the product passes the delivery point as specified in the contract, which normally coincides with title and risk transfer to the customer. The majority of our blended bitumen is sold under pricing arrangements where final prices are determined based on commodity price indices that are finalized at or near the date of sale. Payments for blended bitumen sales are usually due and settled within 30 days. Our revenue for blended bitumen is net of royalty payments to governments.

3. Summary of Significant Accounting Policies (continued)

Financial Instruments

We recognize financial assets and liabilities on the balance sheet when we become a party to the contractual provisions of the instrument.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Cash is classified as a financial asset that is subsequently measured at amortized cost. Cash equivalents are classified as subsequently measured at amortized cost, except for money market investments, which are classified as subsequently measured at fair value through profit or loss.

Trade receivables

Trade receivables relate to amounts received from sales under our spot pricing contracts for steelmaking coal, refined metals, blended bitumen, chemicals and fertilizers. These receivables are non-interest bearing and are recognized at face amount, except when fair value is materially different, and are subsequently measured at amortized cost. Trade receivables recorded are net of lifetime expected credit losses.

Settlement receivables

Settlement receivables arise from average pricing steelmaking coal contracts and base metal concentrate sales contracts where amounts receivable vary based on steelmaking coal price assessments or underlying commodity prices. Settlement receivables are classified as fair value through profit or loss and are recorded at fair value at each reporting period based on published price assessments or quoted commodity prices up to the date of final pricing. The changes in fair value are recorded in other operating income (expense).

Investments in marketable equity securities

Investments in marketable equity securities are classified, at our election, as subsequently measured at fair value through other comprehensive income. For new investments in marketable equity securities, we can elect the same classification as subsequently measured at fair value through other comprehensive income, or we can elect to classify an investment as at fair value through profit or loss. This election can be made on an investment-by-investment basis and is irrevocable. Investment transactions are recognized on the trade date with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the balance sheet date.

When investments in marketable equity securities are disposed of, the cumulative gains and losses recognized in other comprehensive income (loss) are not recycled to profit and remain within equity. Dividends are recognized in profit and these investments are not assessed for impairment.

Investments in debt securities

Investments in debt securities are classified as subsequently measured at fair value through other comprehensive income and recorded at fair value. Investment transactions are recognized on the trade date with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the balance sheet date.

Unrealized gains and losses on debt securities are recognized in other comprehensive income (loss) until investments are disposed of and the cumulative gains and losses recognized in other comprehensive income (loss) are reclassified from equity to profit at that time. Loss allowances and interest income are recognized in profit.

Trade payables

Trade payables are non-interest bearing if paid when due and are recognized at face amount, except when fair value is materially different. Trade payables are subsequently measured at amortized cost.

Debt

Debt is initially recorded at fair value, less transaction costs. Debt is subsequently measured at amortized cost, calculated using the effective interest rate method.

Derivative instruments

Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as at fair value through profit or loss and, accordingly, are recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives not designated in a hedging relationship are recorded as part of other operating income (expense) or non-operating income (expense) in profit depending on the nature of the derivative. Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Expected credit losses

For trade receivables, we apply the simplified approach to determining expected credit losses, which requires expected lifetime losses to be recognized upon initial recognition of the receivables.

Loss allowances on investments in debt securities are initially assessed based on the expected 12-month credit losses. At each reporting date, we assess whether the credit risk for our debt securities has increased significantly since initial recognition. If the credit risk has increased significantly since initial recognition, the loss allowance is adjusted to be based on the lifetime expected credit losses.

Hedging

Certain derivative investments may qualify for hedge accounting. At inception of hedge relationships, we document the economic relationship between hedging instruments and hedged items and our risk management objective and strategy for undertaking the hedge transactions.

For fair value hedges, any gains or losses on both the hedged item and the hedging instrument are recognized in the same line item in profit.

For cash flow hedges, any unrealized gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income (loss). Where a cash flow hedge relates to a transaction where a non-financial asset or liability is recognized, accumulated gains or losses are recognized directly in the carrying amount of the non-financial asset or liability. The gains or losses are reclassified to profit in the same period or periods in which the hedged expected future cash flows affect profit or loss, when the hedged item ceases to exist, or when the hedge is determined to be ineffective.

For hedges of net investments in foreign operations, any foreign exchange gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income (loss). Gains and losses are recognized in profit on the ineffective portion of the hedge, or when there is a disposition or partial disposition of a foreign operation being hedged.

Inventories

Finished products, work in process, raw materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Raw materials include concentrates for use at smelting and refining operations. Work in process inventory includes inventory in the milling, smelting or refining process and stockpiled ore at mining operations. For our oil sands mining and processing operation, raw materials consist of diluent used in blending, work in process inventory consists of raw bitumen and finished products consist of blended bitumen.

3. Summary of Significant Accounting Policies (continued)

For work in process and finished product inventories, cost includes all direct costs incurred in production, including direct labour and materials, freight, depreciation and amortization, and directly attributable overhead costs. Production stripping costs that are not capitalized are included in the cost of inventories as incurred. Depreciation and amortization of capitalized production stripping costs are included in the cost of inventory.

When inventories have been written down to net realizable value, we make a new assessment of net realizable value in each subsequent period. If the circumstances that caused the write-down no longer exist, the remaining amount of the write-down on inventory not yet sold is reversed.

We use both joint-product and by-product costing for work in process and finished product inventories. Joint-product costing is applied to primary products where the profitability of the operations is dependent upon the production of these products. Joint-product costing allocates total production costs based on the relative values of the products. By-product costing is used for products that are not the primary products produced by the operation. The by-products are allocated only the incremental costs of processes that are specific to the production of that product.

Supplies inventory is valued at the lower of weighted average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs.

Property, Plant and Equipment

Land, buildings, plant and equipment

Land is recorded at cost and buildings, plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Cost includes the purchase price and the directly attributable costs to bring the assets to the location and condition necessary for them to be capable of operating in the manner intended by management.

Depreciation of mobile equipment, buildings used for production, and plant and processing equipment at our mining operations are calculated on a units-of-production basis. Depreciation of buildings not used for production, and of plant and equipment at our smelting operations is calculated on a straight-line basis over the assets' estimated useful lives. Where components of an asset have different useful lives, depreciation is calculated on each component separately. Depreciation commences when an asset is ready for its intended use. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The expected useful lives are as follows:

- Buildings and equipment (not used for production) 1—47 years
- Plant and equipment (smelting operations) 3—30 years

Mineral properties and mine development costs

The cost of acquiring and developing mineral properties or property rights, including pre-production waste rock stripping costs related to mine development and costs incurred during production to increase future output, are capitalized.

Waste rock stripping costs incurred in the production phase of a surface mine are recorded as capitalized production stripping costs within property, plant and equipment when it is probable that the stripping activity will improve access to the orebody, when the component of the orebody or pit to which access has been improved can be identified, and when the costs relating to the stripping activity can be measured reliably. When the actual waste-to-ore stripping ratio in a period is greater than the expected life-of-component waste-to-ore stripping ratio for that component, the excess is recorded as capitalized production stripping costs.

Once available for use, mineral properties and mine development costs are depreciated on a units-of-production basis over the proven and probable reserves to which they relate. Since the stripping activity within a component of a mine improves access to the reserves of the same component, capitalized production stripping costs incurred during the production phase of a mine are depreciated on a units-of-production basis over the proven and probable reserves expected to be mined from the same component.

Underground mine development costs are depreciated using the block depreciation method, where development costs associated with each distinct section of the mine are depreciated over the reserves to which they relate.

Exploration and evaluation costs

Property acquisition costs are capitalized. Other exploration and evaluation costs are capitalized if they relate to specific properties for which resources, as defined under National Instrument 43-101, *Standards of Disclosure for Mineral Projects*, exist or are near a specific property with a defined resource, and it is expected that the expenditure can be recovered by future exploitation or sale. All other costs are charged to profit in the year in which they are incurred. Capitalized exploration and evaluation costs are considered to be tangible assets. These assets are not depreciated as they are not currently available for use. When proven and probable reserves are determined and development is approved, capitalized exploration and evaluation costs are reclassified to mineral properties within property, plant and equipment.

Costs of oil sands properties

The costs of acquiring, exploring, evaluating and developing oil sands properties are capitalized when it is expected that these costs will be recovered through future exploitation or sale of the property. Capitalized development costs of oil sands properties are tangible assets. These assets are not depreciated as they are not currently available for use. When proven and probable reserves are determined and development is approved, capitalized development costs for oil sands properties are reclassified to mineral properties within property, plant and equipment.

Construction in progress

Assets in the course of construction are capitalized as construction in progress. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment, and depreciation commences when the asset is available for its intended use.

Repairs and maintenance

Repairs and maintenance costs, including shutdown maintenance costs, are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in a significant operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Borrowing costs

We capitalize borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to construct or prepare for its intended use. We begin capitalizing borrowing costs when there are borrowings, expenditures are incurred, and activities are undertaken to prepare the asset for its intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred during the period. All other borrowing costs are expensed as incurred.

We discontinue the capitalization of borrowing costs when substantially all of the activities necessary to prepare the qualifying asset for its intended use or sale are complete. In addition, we cease capitalization of borrowing costs when there is suspension of activities to prepare an asset for its intended use or sale. Capitalization recommences when the activities are restarted. Capitalized borrowing costs are amortized over the useful life of the related asset.

Impairment of non-current assets

The carrying amounts of assets included in property, plant and equipment and intangible assets are reviewed for impairment whenever facts and circumstances indicate that the carrying amounts are less than the recoverable amounts. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit (CGU) to which the asset belongs is determined. The recoverable amount of an asset or CGU is determined as the higher of its fair value less costs of disposal and its value in use. An impairment loss exists if the asset's or CGU's carrying amount exceeds the estimated recoverable amount, and is recorded as an expense immediately.

3. Summary of Significant Accounting Policies (continued)

Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. For mining assets, when a binding sale agreement is not readily available, fair value less costs of disposal is usually estimated using a discounted cash flow approach, unless comparable market transactions on which to estimate fair value are available. Estimated future cash flows are calculated using estimated future commodity prices, reserves and resources, and operating and capital costs. All inputs used are those that an independent market participant would consider appropriate. Value in use is determined as the present value of the future cash flows expected to be derived from continuing use of an asset or CGU in its present form. These estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimates of future cash flows have not been adjusted. A value in use calculation uses a pre-tax discount rate and a fair value less costs of disposal calculation uses a post-tax discount rate.

Indicators of impairment for exploration and evaluation assets are assessed on a project-by-project basis or as part of the mining operation to which they relate.

Tangible or intangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or significant changes in circumstances indicate that the impairment may have reversed. Indicators of a potential reversal of an impairment loss mainly mirror the indicators present when the impairment was originally recorded. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount, but not beyond the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods. A reversal of an impairment loss is recognized in profit immediately.

Intangible Assets

Intangible assets are recorded at cost less accumulated depreciation and impairment losses. Cost includes the purchase price and the directly attributable costs to bring the assets to the location and condition necessary for them to be capable of operating in the manner intended by management.

Finite life intangible assets are amortized on a straight-line basis over their useful lives. Amortization commences when an asset is ready for its intended use. Estimates of remaining useful lives are reviewed annually. Changes in estimates are accounted for prospectively. The expected useful lives of our finite-life intangible assets are between 7—40 years.

Goodwill

We allocate goodwill arising from business combinations to each CGU or group of CGUs that are expected to receive the benefits from the business combination. The carrying amount of the CGU or group of CGUs to which goodwill has been allocated is tested annually for impairment or when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Should there be a recovery in the value of a CGU, any impairment of goodwill previously recorded is not subsequently reversed.

Leases

The following leases accounting policies have been applied as of January 1, 2019 on adoption of IFRS 16. For comparative periods prior to 2019, we applied leases policies in accordance with IAS 17, Leases (IAS 17) and IFRIC 4, Determining Whether an Arrangement Contains a Lease (IFRIC 4). Note 33 outlines the effect of adopting IFRS 16 requirements on January 1, 2019, and Note 20 outlines the effect of leases as at and for the year ended December 31, 2019.

At inception of a contract, we assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. We assess whether the contract involves the use of an identified asset, whether we have the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement and if we have the right to direct the

use of the asset. At inception or on reassessment of a contract that contains a lease component, we allocate the consideration in the contract to each lease component on the basis of their relative standalone prices.

As a lessee, we recognize a right-of-use asset, which is included in property, plant and equipment, and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, our incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

- fixed payments, including in-substance fixed payments, less any lease incentives receivable;
- variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
- amounts expected to be payable under a residual value guarantee;
- exercise prices of purchase options if we are reasonably certain to exercise that option; and
- payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in our estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit.

We have elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit on a straight-line basis over the lease term.

Income Taxes

Taxes, comprising both income taxes and resource taxes, are accounted for as income taxes under IAS 12, Income Taxes and are recognized in the statement of income, except where they relate to items recognized in other comprehensive income (loss) or directly in equity, in which case the related taxes are recognized in other comprehensive income (loss) or equity.

Current taxes receivable or payable are based on estimated taxable income for the current year at the statutory tax rates enacted or substantively enacted less amounts paid or received on account.

Deferred tax assets and liabilities are recognized based on temporary differences (the difference between the tax and accounting values of assets and liabilities) and are calculated using enacted or substantively enacted tax rates for the periods in which the differences are expected to reverse. The effect of changes in tax legislation, including changes in tax rates, is recognized in the period of substantive enactment.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits of the relevant entity or group of entities in a particular jurisdiction will be available, against which the assets can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, joint ventures and associates. However, we do not recognize such deferred tax liabilities where the timing of the reversal of the temporary differences can be controlled without affecting our operations or business, and it is probable that the temporary differences will not reverse in the foreseeable future.

3. Summary of Significant Accounting Policies (continued)

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction, other than in a business combination, which will affect neither accounting profit nor taxable profit.

We are subject to assessments by various taxation authorities, who may interpret tax legislation differently than we do. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals or negotiated settlements. We account for such differences based on our best estimate of the probable outcome of these matters.

Employee Benefits

Defined benefit pension plans

Defined benefit pension plan obligations are based on actuarial determinations. The projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation, is used to determine the defined benefit obligations, the related current service costs and, where applicable, the past service costs. Actuarial assumptions used in the determination of defined benefit pension plan assets and liabilities are based upon our best estimates, including discount rates, salary escalation, expected health care costs and retirement dates of employees.

Vested and unvested costs arising from past service following the introduction of changes to a defined benefit plan are recognized immediately as an expense when the changes are made.

Actuarial gains and losses can arise from differences between expected and actual outcomes or changes in actuarial assumptions. Actuarial gains and losses, changes in the effect of asset ceiling and return on plan assets are collectively referred to as remeasurements of retirement benefit plans and are recognized immediately through other comprehensive income (loss) and directly into retained earnings. Measurement of our net defined benefit asset is limited to the lower of the surplus of assets less liabilities in the defined benefit plan and the asset ceiling less liabilities in the defined benefit plan. The asset ceiling is the present value of the expected economic benefit available to us in the form of refunds from the plan or reductions in future contributions to the plan.

We apply one discount rate to the net defined benefit asset or liability for the purposes of determining the interest component of the defined benefit cost. This interest component is recorded as part of finance expense. Depending on the classification of the salary of plan members, current service costs and past service costs are included in either operating expenses or general and administration expenses.

Defined contribution pension plans

The cost of providing benefits through defined contribution plans is charged to profit as the obligation to contribute is incurred.

Non-pension post-retirement plans

We provide health care benefits for certain employees when they retire. Non-pension post-retirement plan obligations are based on actuarial determinations. The cost of these benefits is expensed over the period in which the employees render services. We fund these non-pension post-retirement benefits as they become due.

Termination benefits

We recognize a liability and an expense for termination benefits when we have demonstrably committed to terminate employees. We are demonstrably committed to a termination when, and only when, there is a formal plan for the termination with no realistic possibility of withdrawal. The plan should include, at a minimum, the location, function and approximate number of employees whose services are to be terminated, the termination benefits for each job classification or function, and the time at which the plan will be implemented without significant changes.

Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of share options and other equity-settled share-based payment arrangements is recorded based on the estimated fair value at the grant date, including an estimate of the forfeiture rate, and charged to other operating income (expense) over the vesting period. For employees eligible for normal retirement prior to vesting, the expense is charged to other operating income (expense) over the period from the grant date to the date they are eligible for retirement.

Share-based payment expense relating to cash-settled awards, including deferred, restricted, performance and performance deferred share units, is accrued over the vesting period of the units based on the quoted market value of Class B subordinate voting shares. Performance share units (PSUs) and performance deferred share units (PDSUs) have two additional vesting factors determined by our total shareholder return in comparison to a group of specified companies and by the ratio of the change in our earnings before interest, taxes, depreciation and amortization (EBITDA) over the vesting period of the share unit to the change in a specified weighted commodity price index. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price as well as changes to the above-noted vesting factors, as applicable.

Share Repurchases

Where we repurchase any of our equity share capital, the excess of the consideration paid over book value is deducted from retained earnings.

Provisions

Decommissioning and restoration provisions

Future obligations to retire an asset and to restore a site, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations, are initially recognized and recorded as a provision based on estimated future cash flows discounted at a credit-adjusted risk-free rate. This decommissioning and restoration provision is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate.

The provisions are also accreted to full value over time through periodic charges to profit. This unwinding of the discount is charged to finance expense in the statement of income.

The amount of the decommissioning and restoration provision initially recognized is capitalized as part of the related asset's carrying value. The method of depreciation follows that of the underlying asset. For a closed site or where the asset that generated a decommissioning and restoration provision no longer exists, there is no longer any future benefit related to the costs, and as such, the amounts are expensed through other operating income (expense). For operating sites, a revision in estimates or a new disturbance will result in an adjustment to the provision with an offsetting adjustment to the capitalized asset retirement cost.

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset. The costs associated with these provisions are accrued and charged to other operating income (expense) in the period in which the event giving rise to the liability occurs. Changes in the estimated liability resulting in an adjustment to the provision are also charged to other operating income (expense) in the period in which the estimate changes.

Other provisions

Provisions are recognized when a present legal or constructive obligation exists as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate credit-adjusted risk-free rate.

3. Summary of Significant Accounting Policies (continued)

Research and Development

Research costs are expensed as incurred. Development costs are only capitalized when the product or process is clearly defined; the technical feasibility has been established; the future market for the product or process is clearly defined; and we are committed, and have the resources, to complete the project.

Earnings per Share

Earnings per share is calculated based on the weighted average number of shares outstanding during the year. For diluted earnings per share, dilution is calculated based upon the net number of common shares issued should "in-the-money" options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year.

4. Areas of Judgment and Estimation Uncertainty

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements are outlined below. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. We have outlined below information about assumptions and other sources of estimation uncertainty as at December 31, 2019 that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year.

a) Areas of Judgment

Assessment of Impairment Indicators

Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment or impairment reversal includes, but is not limited to, market transactions for similar assets, commodity prices, interest rates, inflation rates, our market capitalization, reserves and resources, mine plans and operating results.

As at December 31, 2019, as a result of lower market expectations for Western Canadian Select (WCS) heavy oil prices, we reviewed our energy assets for impairment. For our interest in Fort Hills, we determined that the reduction in WCS heavy oil prices was an indicator of impairment under the requirements of IAS 36, Impairment of Assets and accordingly, we performed an impairment test (Note 8(a)).

The remainder of our energy assets are oil sands properties, the most significant of which is our Frontier oil sands project. These assets are considered exploration and evaluation assets and accordingly, our assessment of impairment indicators is performed under the requirements of IFRS 6, Exploration for and Evaluation of Mineral Resources. We determined that our withdrawal of our Frontier oil sands property from the regulatory review process was an indicator of impairment and consequently, we recorded an impairment of Frontier as at December 31, 2019 (Note 8(a)).

Property, Plant and Equipment and Intangible Assets – Determination of Available for Use Date

Judgment is required in determining the date that property, plant and equipment or an intangible asset is available for use. An asset is available for use when it is in the location and condition necessary to operate in the manner intended by management. At that time, we commence depreciation of the asset and cease capitalization of borrowing costs. We consider a number of factors in making the determination of when an asset is available for use including, but not limited to, design capacity of the asset, production levels achieved, capital spending remaining and commissioning status. Fort Hills produced first oil in January 2018 and was considered available for use as at June 1, 2018. When concluding that these assets were available for use at June 1, 2018, we considered whether all three secondary extraction trains were running as expected, whether the production and product quality were consistent with expectations, and the status of asset commissioning. We have included the operating results for Fort Hills in our consolidated statements of income from that date forward.

Joint Arrangements

We are a party to a number of arrangements over which we do not have control. Judgment is required in determining whether joint control over these arrangements exists and, if so, which parties have joint control and whether each arrangement is a joint venture or joint operation. In assessing whether we have joint control, we analyze the activities of each arrangement and determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, we generally consider decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. We may also consider other activities including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors and other items. When circumstances or contractual terms change, we reassess the control group and the relevant activities of the arrangement.

If we have joint control over the arrangement, an assessment of whether the arrangement is a joint venture or joint operation is required. This assessment is based on whether we have rights to the assets, and obligations for the liabilities, relating to the arrangement or whether we have rights to the net assets of the arrangement. In making this determination, we review the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of other facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement. Other facts and circumstances have led us to conclude that Antamina and Fort Hills are joint operations for the purposes of our consolidated financial statements. The other facts and circumstances considered for both of these arrangements include the provision of output to the parties of the joint arrangements and the funding obligations. For both Antamina and Fort Hills, we will take our share of the output from the assets directly over the life of the arrangement. We have concluded that this gives us direct rights to the assets and obligations for the liabilities of these arrangements proportionate to our ownership interests.

4. Areas of Judgment and Estimation Uncertainty (continued)

Streaming Transactions

When we enter into a long-term streaming arrangement linked to production at specific operations, judgment is required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We consider the specific terms of each arrangement to determine whether we have disposed of an interest in the reserves and resources of the respective operation or executed some other form of arrangement. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases.

For our silver and gold streaming arrangements at Antamina and Carmen de Andacollo, respectively, there is no guarantee associated with the upfront payment. We have concluded that control of the rights to the silver and gold mineral interests were transferred to the buyers when the contracts came into effect. Therefore, we consider these arrangements a disposition of a mineral interest.

Based on our judgment, control of the interest in the reserves and resources transferred to the buyer when the contracts were executed. At that time, we recognized the amount of the gain related to the disposition of the reserves and resources as we had the right to payment, the customer was entitled to the commodities, the buyer had no recourse in requiring Teck to mine the product, and the buyer had significant risks and rewards of ownership of the reserves and resources.

We recognize the amount of consideration related to refining, mining and delivery services as the work is performed.

Deferred Tax Assets and Liabilities

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet and what tax rate is expected to be applied in the year when the related temporary differences reverse, particularly in regard to the utilization of tax loss carryforwards. We also evaluate the recoverability of deferred tax assets based on an assessment of our ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Judgment is also required on the application of income tax legislation. These judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit.

b) Sources of Estimation Uncertainty

Impairment Testing

When impairment testing is required, discounted cash flow models are used to determine the recoverable amount of respective assets. These models are prepared internally or with assistance from third-party advisors when required. When market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets. Significant assumptions used in preparing discounted cash flow models include commodity prices, reserves and resources, mine production, operating costs, capital expenditures, discount rates, foreign exchange rates and inflation rates. Note 8 outlines the significant inputs used when performing goodwill and other asset impairment testing. These inputs are based on management's best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the statement of income and the resulting carrying values of assets.

Estimated Recoverable Reserves and Resources

Mineral and oil reserve and resource estimates are based on various assumptions relating to operating matters as set forth in National Instrument 43-101, *Standards of Disclosure for Mineral Projects* and National Instrument 51-101, *Standards of Disclosure for Oil and Gas Activities*. Assumptions used include production costs, mining and processing recoveries, cut-off grades, sales volumes, long-term commodity prices, exchange rates, inflation rates, tax and royalty rates and capital costs. Cost estimates are based on pre-feasibility or feasibility study estimates or operating history. Estimates are prepared by or under the supervision of appropriately qualified persons, or qualified reserves evaluators, but will be affected by forecasted commodity prices, inflation rates, exchange rates, capital and production costs, and recoveries, among other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for capitalized production stripping costs, in performing impairment testing, and in forecasting the timing of settlement of decommissioning and restoration costs. Therefore, changes in the assumptions used could affect the carrying value of assets, depreciation and impairment charges recorded in the statement of income and the carrying value of the decommissioning and restoration provision.

Decommissioning and Restoration Provisions

The decommissioning and restoration provision (DRP) is based on future cost estimates using information available at the balance sheet date that are developed by management's experts (Note 23(a)). The DRP represents the present value of estimated costs of future decommissioning and other site restoration activities including costs associated with the management of water and water quality in and around each closed site. The DRP is adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the credit-adjusted discount rate. The DRP requires other significant estimates and assumptions, including the requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities. Our estimates of the cost associated with the management of water and water quality in and around each closed site includes assumptions with respect to the volume and location of water to be treated, the methods used to treat the water and the related water treatment costs. To the extent the actual costs differ from these estimates, adjustments will be recorded and the income statement may be affected.

Provision for Income Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of our financial statements, and the final determination of actual amounts may not be completed for a number of years. Therefore, profit in subsequent periods will be affected by the amount that estimates differ from the final tax return.

Deferred Tax Assets and Liabilities

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management's estimates of future production and sales volumes, commodity prices, reserves and resources, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. These estimates could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit.

5. Transactions

a) SMM/SC Subscription

On March 29, 2019, Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) subscribed for a 30% indirect interest in QBSA, which owns the Quebrada Blanca Phase 2 (QB2) copper development project located in Northern Chile. Post-transaction, QBSA's effective ownership is 60% Teck, 30% SMM/SC and 10%

5. Transactions (continued)

Empresa Nacional de Minería (ENAMI). ENAMI, a Chilean State agency, holds a preference share interest in QBSA, which does not require ENAMI to make contributions toward QBSA capital spending.

To subscribe for the indirect 30% interest in QBSA, SMM/SC made $900 million (US$673 million) of loan advances, net of financing fees of $7 million (US$6 million), and $797 million (US$600 million) of equity contributions during 2019. Together these loan advances and equity contributions totalled $1.704 billion (US$1.279 billion). This represented US$1.2 billion of contributions agreed to by SMM/SC plus a matching contribution from SMM/SC of 50% of the capital expenditures funded by us from January 1, 2019 to the closing date. SMM/SC made additional contributions of $38 million (US$29 million) for interest on the loan advances during 2019.

SMM/SC have agreed to make a supplemental payment of US$50 million if QB2 mill throughput reaches 154,000 tonnes per day prior to the earlier of the sanctioning of a major expansion or December 31, 2025. We have recorded a financial receivable in the amount of $35 million (US$27 million) for this contingent supplemental payment, which reflects its estimated fair value as at December 31, 2019. SMM/SC have also agreed to make an additional supplemental payment if they elect to participate in the funding of a major expansion project (QB3), if it is sanctioned before December 31, 2031, by contributing an additional amount equal to 8% of the incremental net present value of QB3 at the expansion sanction date in addition to their *pro rata* share of expansion project costs. We will record a financial receivable if and when QB3 is sanctioned and SMM/SC choose to participate.

Based on the provisions of the shareholders agreement, we retain control of QBSA and continue to consolidate its results. This transaction was considered a change in the ownership interest of a subsidiary that we control and accordingly, we accounted for this as an equity transaction. We have correspondingly recorded a non-controlling interest for SMM/SC's interest in QBSA, which was $782 million as at December 31, 2019.

In conjunction with the process to bring in an additional funding partner for QB2, we amended the terms of the QBSA shareholders agreement with ENAMI. The revised terms clarified shareholders' rights and responsibilities regarding the development and financing of QB2 and any major project expansion. The revised terms provide ENAMI with a preferential dividend stream, which is partly determined by the amount of interest on subordinated loans provided to QBSA by us and SMM/SC. The preferential dividend stream was recorded as a financial liability within provisions and other liabilities in the amount of $118 million, concurrent with the closing of the SMM/SC transaction described above. The initial recognition of the liability was recorded as a reduction to non-controlling interests as it arises from a transaction between shareholders of QBSA. The financial liability was initially measured at fair value using a discounted cash flow model based on the estimated subordinated financing provided by us and SMM/SC. Significant assumptions used in the valuation include the interest rate on the subordinated loans and copper prices, which affect the timing of when QBSA repays the subordinated loans. The liability is subsequently measured at amortized cost. As at December 31, 2019, the liability is $82 million. The decrease in the financial liability of $36 million in the year was primarily due to changes in estimated interest cash flows from changes in interest rates. This change is recorded in non-operating income (expense) (Note 11).

b) Advances from SMM/SC

In conjunction with the subscription arrangement with SMM/SC, QBSA entered into a subordinated loan facility agreement with SMM/SC to advance QBSA up to US$1.3 billion. The advances are due to be repaid in full at maturity on January 15, 2038. Amounts outstanding under the facility bear interest at LIBOR plus an applicable margin. The carrying value of the advances approximates fair value based on prevailing market interest rates in effect at December 31, 2019. This is considered a Level 2 fair value measurement with significant other observable inputs on the fair value hierarchy (Note 30).

($ in millions)		US$		CAD$ Equivalent
		2019		2019
As at January 1	$	–	$	–
Cash flows				
Advances		708		946
Finance fees paid		(6)		(8)
Non-cash changes				
Changes in foreign exchange rates		–		(26)
As at December 31	**$**	**702**	**$**	**912**

c) QB2 Project Financing

On November 18, 2019, we closed our US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project. As at December 31, 2019, the facility was undrawn. Amounts drawn under the facility will bear interest at LIBOR plus applicable margins that vary over time and will be repaid in 17 semi-annual instalments starting the earlier of six months after project completion or June 2023. These project finance loans are guaranteed pre-completion on a several basis by Teck, SMM and SC *pro rata* to the respective equity interests in the Series A shares of QBSA. The loans are secured by pledges of Teck's and SMM/SC's interests in QBSA and by security over QBSA's assets, which consist primarily of QB2 project assets.

d) Quebrada Blanca – 2018

In 2018, we acquired an additional 13.5% interest in QBSA through the purchase of Inversiones Mineras S.A. (IMSA), a private Chilean company. This acquisition brought our interest in QBSA from 76.5% to 90%, prior to the SMM/SC subscription in QBSA described in Note 5(a).

The purchase price consisted of US$53 million paid in cash on closing, an additional US$60 million paid in 2018 on the issuance of the major approval of the social and environmental impact assessment for QB2 and a further US$50 million payable within 30 days of the commencement of commercial production at QB2. Additional amounts may become payable to the extent that average copper prices exceed US$3.15 per pound in each of the first three years following commencement of commercial production, up to a cumulative maximum of US$100 million if commencement of commercial production occurs prior to January 21, 2024 or up to a lesser maximum in certain circumstances thereafter.

This transaction was considered a change in the ownership interest of a subsidiary that we control and accordingly, we accounted for this as an equity transaction. At the acquisition date, we recorded a cash payment of $67 million and liabilities for the estimated fair value of amounts due in the future, which are recorded in provisions and other liabilities on the balance sheet. The total fair value of $175 million was recorded as a reduction in non-controlling interests and equity attributable to shareholders of $16 million and $159 million, respectively, as at December 31, 2018.

e) Waneta Dam Sale

During 2018, the transaction for the sale of our two-thirds interest in the Waneta Dam and related transmission assets to BC Hydro closed. As part of the sale, we entered into a 20-year arrangement to purchase power for our Trail Operations, with an option to extend the arrangement for a further 10 years on comparable terms. We recognized this transaction as a disposition of the Waneta Dam and related transmission assets and recorded a pre-tax gain, net of transaction costs, of $888 million (after-tax $812 million) based on proceeds of $1.203 billion. The gain was recorded in other operating income (expense) (Note 9). The power supply arrangement is accounted for as an ongoing cost to operate and is recorded in cost of sales.

6. Revenues

a) Total Revenues by Major Product Type and Business Unit

The following table shows our revenue disaggregated by major product type and by business unit. Our business units are reported based on the primary products that they produce and are consistent with our reportable segments (Note 28) that have revenue from contracts with customers. A business unit can have revenue from more than one commodity as it can include an operation that produces more than one product. Intra-segment revenues are accounted for at current market prices as if the sales were made to arm's-length parties and are eliminated on consolidation.

(CAD$ in millions)	2019				
	Steelmaking Coal	**Copper**	**Zinc**	**Energy**	**Total**
Steelmaking coal	$ 5,522	$ –	$ –	$ –	$ 5,522
Copper	–	2,158	–	–	2,158
Zinc	–	163	2,366	–	2,529
Blended bitumen	–	–	–	975	975
Silver	–	24	376	–	400
Lead	–	5	395	–	400
Other	–	119	350	–	469
Intra-segment	–	–	(519)	–	(519)
	$ 5,522	**$ 2,469**	**$ 2,968**	**$ 975**	**$ 11,934**

(CAD$ in millions)	2018				
	Steelmaking Coal	**Copper**	**Zinc**	**Energy[1]**	**Total**
Steelmaking coal	$ 6,349	$ –	$ –	$ –	$ 6,349
Copper	–	2,242	–	–	2,242
Zinc	–	279	2,701	–	2,980
Blended bitumen	–	–	–	407	407
Silver	–	18	306	–	324
Lead	–	–	419	–	419
Other	–	175	318	–	493
Intra-segment	–	–	(650)	–	(650)
	$ 6,349	**$ 2,714**	**$ 3,094**	**$ 407**	**$ 12,564**

Note:
1) Includes revenue for Fort Hills from June 1, 2018.

b) Total Revenues by Regions

The following table shows our revenue disaggregated by geographical region. Revenues are attributed to regions based on the destination port or delivery location as designated by the customer.

(CAD$ in millions)	2019	2018
Asia		
China	$ 1,983	$ 2,060
Japan	1,813	1,880
South Korea	1,174	1,515
India	947	981
Other	1,077	1,207
Americas		
United States	1,617	1,609
Canada	1,376	932
Latin America	236	297
Europe		
Germany	486	561
Finland	263	242
Netherlands	176	240
Other	786	1,040
	$ 11,934	$ 12,564

7. Expenses by Nature

(CAD$ in millions)	2019	2018
Employment-related costs:		
Wages and salaries	$ 1,057	$ 1,005
Employee benefits and other wage-related costs	280	247
Bonus payments	207	191
Post-employment benefits and pension costs	105	112
	1,649	1,555
Transportation	1,476	1,408
Depreciation and amortization	1,619	1,483
Raw material purchases	974	914
Fuel and energy	881	830
Operating supplies consumed	743	640
Maintenance and repair supplies	742	775
Contractors and consultants	768	738
Overhead costs	277	365
Royalties	343	370
Other operating costs	45	15
	9,517	9,093
Adjusted for:		
Capitalized production stripping costs	(680)	(707)
Change in inventory	52	(197)
Total cost of sales, general and administration, exploration and research and innovation expenses	$ 8,889	$ 8,189

7. Expenses by Nature (continued)

Approximately 24% (2018 – 26%) of our costs are incurred at our foreign operations where the functional currency is the U.S. dollar.

8. Asset and Goodwill Impairment Testing

a) Asset Impairments

The following pre-tax asset impairments were recorded in the statement of income:

Asset Impairments

(CAD$ in millions)	2019	2018
Fort Hills CGU	$ (1,241)	$ –
Frontier oil sands project	(1,129)	–
Steelmaking coal CGU	(289)	–
Other	(31)	(41)
Total	$ (2,690)	$ (41)

Fort Hills CGU

As at December 31, 2019, we recorded a pre-tax impairment of $1.2 billion (after-tax $910 million) related to our interest in Fort Hills. The estimated post-tax recoverable amount of our interest in the Fort Hills CGU of $3.1 billion was lower than our carrying value. This impairment arose as a result of lower market expectations for future Western Canadian Select (WCS) heavy oil prices. The impairment affected the profit (loss) of our energy operating segment (Note 28).

Cash flow projections used in the 2019 analysis were based on current life of mine plans at the testing date and cash flows covered a period of 40 years.

Frontier Oil Sands Project

As at December 31, 2019, we recorded a pre-tax impairment of $1.1 billion (after-tax $944 million) related to our Frontier oil sands project. This impairment arose as a result of our decision to withdraw Frontier from the regulatory review process. We have written down the full carrying value of our interest in the Frontier oil sands project. The impairment affected the profit (loss) of our energy operating segment (Note 28).

Steelmaking Coal CGU

As a result of our decision not to proceed with the Mackenzie-Redcap extension and the short remaining mine life, combined with a decrease in short-term steelmaking coal prices, we recorded a pre-tax impairment of $289 million (after-tax $184 million) of our Cardinal River Operations as at December 31, 2019. The impairment affected the profit (loss) of our steelmaking coal operating segment (Note 28). Our Cardinal River Operations has been written down to the residual value of the remaining mobile equipment.

Other

During the year ended December 31, 2019, we recorded an asset impairment of $31 million related to our remaining cathode operations at Quebrada Blanca.

During the year ended December 31, 2018, we recorded asset impairments of $41 million, of which $31 million was related to capitalized exploration expenditures that are not expected to be recovered and $10 million related to Quebrada Blanca assets that will not be recovered through use.

Sensitivity Analysis

The key inputs used in our determination of recoverable amounts interrelate significantly with each other and with our operating plans. For example, a decrease in long-term commodity prices would result in us making amendments to the mine plans that would partially offset the effect of lower prices through lower operating and capital costs. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumption increases.

The recoverable amount of our Fort Hills CGU is most sensitive to changes in WCS heavy oil prices, the Canadian/U.S. dollar exchange rates and discount rates. Ignoring the above described interrelationships, in isolation a US$1 decrease in the real long-term WCS heavy oil price would result in a reduction in the recoverable amount of approximately $135 million. A $0.01 strengthening of the Canadian dollar against the U.S. dollar would result in a reduction in the recoverable amount of approximately $50 million. A 25 basis point increase in the discount rate would result in a reduction in the recoverable amount of approximately $110 million.

b) Annual Goodwill Impairment Testing

The allocation of goodwill to CGUs or groups of CGUs reflects how goodwill is monitored for internal management purposes. Our Quebrada Blanca CGU and steelmaking coal CGU have goodwill allocated to them (Note 17). The Quebrada Blanca CGU primarily relates to QB2.

We did not identify any goodwill impairment indicators during 2019. We performed our annual goodwill impairment testing at October 31, 2019, calculating the recoverable amount on a FVLCD basis and did not identify any goodwill impairment losses.

Cash flow projections are based on expected mine life. For our steelmaking coal operations, the cash flows cover periods of 1 to 50 years, with a steady state thereafter until reserves and resources are exhausted. For Quebrada Blanca, the cash flow covers 30 years, with our estimate of cash flows thereafter until reserves and resources are exhausted.

Given the nature of expected future cash flows used to determine the recoverable amount, a material change could occur over time as the cash flows are significantly affected by the key assumptions described below in Note 8(c).

Sensitivity Analysis

Our annual goodwill impairment test carried out at October 31, 2019 resulted in the recoverable amount of our steelmaking coal CGU exceeding its carrying value by approximately $4.8 billion. The recoverable amount of our steelmaking coal CGU is most sensitive to the long-term Canadian dollar steelmaking coal price assumption. In isolation, a 10% decrease in the long-term Canadian dollar steelmaking coal price would result in the recoverable amount of the steelmaking coal CGU being equal to the carrying value.

The recoverable amount of our Quebrada Blanca CGU exceeded its carrying amount by approximately $798 million at the date of our annual goodwill impairment testing. The recoverable amount of our Quebrada Blanca CGU is most sensitive to the long-term copper price assumption. In isolation, a 5% decrease in the long-term copper price would result in the recoverable amount of the Quebrada Blanca CGU being equal to its carrying value.

8. Asset and Goodwill Impairment Testing (continued)

c) Key Assumptions

The following are the key assumptions used in our impairment testing calculations during the years ended December 31, 2019 and 2018:

	2019	2018
WCS heavy oil prices	**Current price used in initial year, increased to a real long-term price in 2024 of US$50 per barrel**	N/A
Steelmaking coal prices	**Current price used in initial year, increased to a real long-term price in 2024 of US$150 per tonne**	Current price used in initial year, decreased to a real long-term price in 2023 of US$150 per tonne
Copper prices	**Current price used in initial year, increased to a real long-term price in 2024 of US$3.00 per pound**	Current price used in initial year, increased to a real long-term price in 2023 of US$3.00 per pound
Discount rate	**5.4%—6.0%**	6.0%
Long-term foreign exchange rate	**1 U.S. to 1.30 Canadian dollars**	1 U.S. to 1.25 Canadian dollars
Inflation rate	**2%**	2%

Commodity Prices

Commodity price assumptions are based on a number of factors, including forward curves in the near term, and are benchmarked with external sources of information, including information published by our peers and market transactions, where possible, to ensure they are within the range of values used by market participants.

Discount Rates

Discount rates are based on a mining weighted average cost of capital for all mining operations and an oil sands weighted average cost of capital for Fort Hills. For the year ended December 31, 2019, we used a discount rate of 6.0% real, 8.1% nominal post-tax (2018 – 6.0% real, 8.1% nominal post-tax) for mining operations and goodwill. For the year ended December 31, 2019, we used a discount rate of 5.4% real, 7.5% nominal post-tax for oil sands operations.

Foreign Exchange Rates

Foreign exchange rates are benchmarked with external sources of information based on a range used by market participants. Long-term foreign exchange assumptions are from year 2024 onwards for analysis performed in the year ended December 31, 2019 and are from year 2023 onwards for analysis performed in the year ended December 31, 2018.

Inflation Rates

Inflation rates are based on average historical inflation for the location of each operation and long-term government targets.

Reserves and Resources

Future mineral and oil production is included in projected cash flows based on mineral and oil reserve and resource estimates and on exploration and evaluation work undertaken by appropriately qualified persons or qualified reserves evaluators.

Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans and internal management forecasts. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of each operation, and

the risks associated with each operation. Future capital expenditures are based on management's best estimate of expected future capital requirements, which are generally for the extraction and processing of existing reserves and resources. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are subject to ongoing optimization and review by management.

Recoverable Amount Basis

In the absence of a relevant market transaction, we estimate the recoverable amount of our CGUs on a FVLCD basis using a discounted cash flow methodology, taking into account assumptions likely to be made by market participants unless it is expected that the value-in-use methodology would result in a higher recoverable amount. For the asset impairment and goodwill impairment analyses performed in 2019 and 2018, we have applied the FVLCD basis. These estimates are classified as a Level 3 measurement within the fair value measurement hierarchy (Note 30).

9. Other Operating Income (Expense)

(CAD$ in millions)	2019	2018
Settlement pricing adjustments (Note 29(b))	**$ (49)**	$ (117)
Share-based compensation	**(4)**	(59)
Environmental costs	**(197)**	(20)
Care and maintenance costs	**(36)**	(11)
Social responsibility and donations	**(18)**	(18)
Loss on sale of assets	**(20)**	(3)
Commodity derivatives	**17**	(36)
Take or pay contract costs	**(123)**	(106)
Waneta Dam sale (Note 5(e))	**–**	888
Other	**(75)**	(68)
	$ (505)	$ 450

10. Finance Income and Finance Expense

(CAD$ in millions)	2019	2018
Finance income		
Investment income	**$ 48**	$ 33
Total finance income	**$ 48**	$ 33
Finance expense		
Debt interest	**$ 276**	$ 338
Interest on advances from SMM/SC	**41**	–
Interest on lease liabilities (Note 20(c))	**39**	24
Letters of credit and standby fees	**51**	65
Net interest expense on retirement benefit plans	**7**	6
Accretion on decommissioning and restoration provisions (Note 23(a))	**112**	101
Other	**15**	11
	541	545
Less capitalized borrowing costs (Note 16(b))	**(275)**	(293)
Total finance expense	**$ 266**	$ 252

11. Non-Operating Income (Expense)

(CAD$ in millions)		2019		2018
Foreign exchange gains (losses)	**$**	**(4)**	$	16
Gain (loss) on debt prepayment option		**105**		(42)
Loss on debt redemption or purchase (Note 19(a))		**(224)**		(26)
Other		**26**		–
	$	**(97)**	$	(52)

12. Supplemental Cash Flow Information

(CAD$ in millions)		December 31, 2019		December 31, 2018
Cash and cash equivalents				
Cash	**$**	**149**	$	438
Investments with maturities from the date of acquisition of three months or less		**877**		1,296
	$	**1,026**	$	1,734

(CAD$ in millions)		2019		2018
Net change in non-cash working capital items				
Trade and settlements receivables	**$**	**97**	$	282
Prepaids and other current assets		**(69)**		(26)
Inventories		**16**		(338)
Trade accounts payable and other liabilities		**(204)**		53
	$	**(160)**	$	(29)

13. Inventories

(CAD$ in millions)		December 31, 2019		December 31, 2018
Supplies	**$**	**721**	$	693
Raw materials		**271**		300
Work in process		**491**		595
Finished products		**573**		539
		2,056		2,127
Less long-term portion (Note 14)		**(75)**		(62)
	$	**1,981**	$	2,065

Cost of sales of $8.6 billion (2018 – $7.9 billion) includes $7.9 billion (2018 – $7.3 billion) of inventories recognized as an expense during the year.

Total inventories held at net realizable value amounted to $95 million at December 31, 2019 (December 31, 2018 – $172 million). Total inventory write-downs in 2019 were $60 million (2018 – $82 million) and were included as part of cost of sales.

Long-term inventories consist of ore stockpiles and other in-process materials that are not expected to be processed within one year.

14. Financial and Other Assets

(CAD$ in millions)	December 31, 2019	December 31, 2018
Long-term receivables and deposits	**$ 268**	$ 220
Marketable equity and debt securities carried at fair value	**183**	167
Debt prepayment option	**–**	73
Pension plans in a net asset position (Note 22(a))	**360**	254
Long-term portion of inventories (Note 13)	**75**	62
Intangibles	**162**	80
Other	**61**	51
	$ 1,109	$ 907

15. Investments in Associates and Joint Ventures

(CAD$ in millions)	NuevaUnión	Other	Total
At January 1, 2018	$ 929	$ 14	$ 943
Contributions	48	–	48
Changes in foreign exchange rates	83	–	83
Share of loss	(2)	(1)	(3)
At December 31, 2018	$ 1,058	$ 13	$ 1,071
Contributions	67	1	68
Changes in foreign exchange rates	(52)	–	(52)
Share of loss	(2)	(1)	(3)
Other	–	(5)	(5)
At December 31, 2019	**$ 1,071**	**$ 8**	**$ 1,079**

16. Property, Plant and Equipment

(CAD$ in millions)	Exploration and Evaluation	Mineral Properties	Land, Buildings, Plant and Equipment	Capitalized Production Stripping Costs	Construction In Progress	Total
At December 31, 2017						
Cost	$ 1,774	$ 19,160	$ 12,948	$ 4,561	$ 5,430	$ 43,873
Accumulated depreciation	–	(5,359)	(7,206)	(2,263)	–	(14,828)
Net book value	**$ 1,774**	**$ 13,801**	**$ 5,742**	**$ 2,298**	**$ 5,430**	**$ 29,045**
Year ended December 31, 2018						
Opening net book value	$ 1,774	$ 13,801	$ 5,742	$ 2,298	$ 5,430	$ 29,045
Additions	144	86	710	761	1,135	2,836
Disposals	–	–	(12)	–	–	(12)
Asset impairments (Note 8)	(31)	(6)	(4)	–	–	(41)
Depreciation and amortization	–	(372)	(595)	(543)	–	(1,510)
Transfers between classifications	–	1,050	3,307	–	(4,357)	–
Decommissioning and restoration provision change in estimate	–	(250)	(29)	–	–	(279)
Capitalized borrowing costs (Note 10)	–	108	–	–	185	293
Other	–	(2)	56	–	–	54
Changes in foreign exchange rates	21	290	182	50	121	664
Closing net book value	**$ 1,908**	**$ 14,705**	**$ 9,357**	**$ 2,566**	**$ 2,514**	**$ 31,050**
At December 31, 2018						
Cost	$ 1,908	$ 20,444	$ 17,452	$ 5,435	$ 2,514	$ 47,753
Accumulated depreciation	–	(5,739)	(8,095)	(2,869)	–	(16,703)
Net book value	**$ 1,908**	**$ 14,705**	**$ 9,357**	**$ 2,566**	**$ 2,514**	**$ 31,050**

(CAD$ in millions)	Exploration and Evaluation	Mineral Properties	Land, Buildings, Plant and Equipment	Capitalized Production Stripping Costs	Construction In Progress	Total
Year ended December 31, 2019						
Opening net book value	$ 1,908	$ 14,705	$ 9,357	$ 2,566	$ 2,514	$ 31,050
IFRS 16 adoption (Note 20 and Note 33)	–	–	280	–	–	280
Additions	119	–	201	757	3,076	4,153
Disposals	–	(2)	(53)	–	–	(55)
Asset impairments (Note 8)	(1,129)	(485)	(1,008)	(68)	–	(2,690)
Depreciation and amortization	–	(325)	(774)	(592)	–	(1,691)
Transfers between classifications	5	(112)	418	13	(324)	–
Decommissioning and restoration provision change in estimate	–	444	45	–	–	489
Capitalized borrowing costs (Note 10)	–	115	–	–	160	275
Changes in foreign exchange rates	(18)	(158)	(114)	(32)	(134)	(456)
Closing net book value	**$ 885**	**$ 14,182**	**$ 8,352**	**$ 2,644**	**$ 5,292**	**$ 31,355**
At December 31, 2019						
Cost	$ 885	$ 20,155	$ 16,951	$ 6,073	$ 5,292	$ 49,356
Accumulated depreciation	–	(5,973)	(8,599)	(3,429)	–	(18,001)
Net book value	**$ 885**	**$ 14,182**	**$ 8,352**	**$ 2,644**	**$ 5,292**	**$ 31,355**

a) Exploration and Evaluation

Significant exploration and evaluation projects in property, plant and equipment include Galore Creek and non-Fort Hills oil sands properties in Alberta.

b) Borrowing Costs

Borrowing costs are capitalized at a rate based on our weighted average cost of borrowing or at the rate on the project-specific debt, as applicable. Capitalized borrowing costs are classified with the asset they relate to within mineral properties, land, buildings, plant and equipment, or construction in progress. Our weighted average borrowing rate used for capitalization of borrowing costs in 2019 was 5.9% (2018 – 5.9%).

17. Goodwill

(CAD$ in millions)	Steelmaking Coal Operations	Quebrada Blanca	Total
January 1, 2018	$ 702	$ 385	$ 1,087
Changes in foreign exchange rates	–	34	34
December 31, 2018	$ 702	$ 419	$ 1,121
Changes in foreign exchange rates	–	(20)	(20)
December 31, 2019	**$ 702**	**$ 399**	**$ 1,101**

The results of our annual goodwill impairment analysis and key assumptions used in the analysis are outlined in Notes 8(b) and 8(c).

18. Trade Accounts Payable and Other Liabilities

(CAD$ in millions)	December 31, 2019	December 31, 2018
Trade accounts payable and accruals	**$ 1,307**	$ 1,185
Capital project accruals	**432**	201
Payroll-related liabilities	**274**	361
Accrued interest	**96**	102
Commercial and government royalties	**198**	211
Customer deposits	**46**	67
Current portion of provisions (Note 23(a))	**125**	155
Settlement payables (Note 29(b))	**16**	45
Other	**4**	6
	$ 2,498	$ 2,333

19. Debt

($ in millions)	December 31, 2019			December 31, 2018		
	Face Value (US$)	**Carrying Value (CAD$)**	**Fair Value (CAD$)**	Face Value (US$)	Carrying Value (CAD$)	Fair Value (CAD$)
4.5% notes due January 2021 (a)	**$ 117**	**$ 152**	**$ 155**	$ 117	$ 159	$ 159
4.75% notes due January 2022 (a)	**202**	**262**	**273**	202	275	275
3.75% notes due February 2023 (a)	**220**	**289**	**298**	220	295	286
8.5% notes due June 2024 (a)	**–**	**–**	**–**	600	819	883
6.125% notes due October 2035	**609**	**779**	**932**	609	818	802
6.0% notes due August 2040	**490**	**634**	**712**	490	666	621
6.25% notes due July 2041	**795**	**1,021**	**1,187**	795	1,072	1,031
5.2% notes due March 2042	**399**	**512**	**537**	399	537	465
5.4% notes due February 2043	**377**	**484**	**520**	377	509	449
	3,209	**4,133**	**4,614**	3,809	5,150	4,971
Antamina term loan due April 2020	**23**	**29**	**29**	23	31	31
	$ 3,232	**$ 4,162**	**$ 4,643**	$ 3,832	$ 5,181	$ 5,002
Less current portion of debt	**(23)**	**(29)**	**(29)**	–	–	–
	$ 3,209	**$ 4,133**	**$ 4,614**	$ 3,832	$ 5,181	$ 5,002

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 30).

On November 18, 2019, we closed our US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project (Note 5(c)). As at December 31, 2019, the facility was undrawn.

a) Debt Transactions

During the year ended December 31, 2019, we redeemed all of the US$600 million principal amount of our outstanding 8.5% notes due in June 2024. The total cost of the redemption, which was funded from cash on hand, including the premiums, was US$638 million. We recorded a pre-tax expense of $224 million in non-operating income (expense) (Note 11) in connection with this redemption, of which $174 million was non-cash, relating to the derecognition of the embedded prepayment option derivative.

During the year ended December 31, 2018, we purchased US$1 billion aggregate principal amount of certain of our outstanding notes pursuant to cash tender offers. The principal amount of notes purchased was US$103 million of 4.5% notes due 2021, US$471 million of 4.75% notes due 2022, and US$426 million of 3.75% notes due 2023. The total cost of the purchases, which were funded from cash on hand, including the premiums, was US$1.01 billion. We recorded an expense of $26 million in non-operating income (expense) (Note 11) in connection with these purchases.

b) Optional Redemptions

All of our outstanding notes are redeemable at any time by repaying the greater of the principal amount and the present value of the sum of the remaining scheduled principal and interest amounts discounted at a comparable treasury yield plus a stipulated spread, plus, in each case, accrued interest to, but not including, the date of redemption. In addition, all of our outstanding notes, except for note due October 2035, are callable at 100% (plus accrued interest to, but not including, the date of redemption) within three to six months of maturity.

19. Debt (continued)

c) Revolving Facilities

Effective November 22, 2019, our US$4.0 billion committed revolving credit facility's maturity was extended to November 2024. The facility remains undrawn at December 31, 2019. Any amounts drawn under the facility can be repaid at any time and are due in full at maturity. Amounts outstanding under the facility bear interest at LIBOR plus an applicable margin based on credit ratings. The facility requires that our total net debt-to-capitalization ratio, which was 0.15 to 1.0 at December 31, 2019, not exceed 0.60 to 1.0.

With our return to investment grade credit ratings, letters of credit aggregating to $1.1 billion were cancelled during the year ended December 31, 2019 and our US$600 million committed revolving credit facility maturing November 2021 was terminated. As a result, we recorded an expense of $6 million relating to the derecognition of financing fees in non-operating income (expense) (Note 11) during the year ended December 31, 2019.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at December 31, 2019, we were party to various uncommitted credit facilities providing for a total of $1.9 billion of capacity, and the aggregate outstanding letters of credit issued thereunder were $1.6 billion. In addition to the letters of credit outstanding under these uncommitted credit facilities, we also had stand-alone letters of credit of $453 million outstanding at December 31, 2019, which were not issued under a credit facility. These uncommitted credit facilities and stand-alone letters of credit are typically renewed on an annual basis.

We also have $450 million in surety bonds outstanding at December 31, 2019 to support current and future reclamation obligations.

d) Scheduled Principal Payments

At December 31, 2019, the scheduled principal payments during the next five years and thereafter are as follows:

($ in millions)	US$	CAD$ Equivalent
2020	$ 23	$ 29
2021	117	152
2022	202	262
2023	220	286
2024	–	–
Thereafter	2,670	3,469
	$ 3,232	$ 4,198

e) Debt Continuity

($ in millions)	US$		CAD$ Equivalent	
	2019	**2018**	**2019**	**2018**
As at January 1	**$ 3,798**	$ 4,827	**$ 5,181**	$ 6,056
Cash flows				
Scheduled debt repayments	**–**	(22)	**–**	(28)
Debt redemption or purchase	**(638)**	(1,015)	**(835)**	(1,327)
Non-cash changes				
Loss on debt redemption or purchase (a)	**38**	20	**50**	26
Changes in foreign exchange rates	**–**	–	**(244)**	471
Finance fees and discount amortization	**–**	–	**–**	1
Other	**6**	(12)	**10**	(18)
As at December 31	**$ 3,204**	$ 3,798	**$ 4,162**	$ 5,181

20. Leases

Note 33(a) provides disclosure on the effect of the adoption of IFRS 16.

a) Right-of-Use Assets

Our significant lease arrangements include contracts for leasing office premises, mining equipment, rail cars, pipelines and road and port facilities. As at December 31, 2019, $762 million of right-of-use assets are recorded as part of land, buildings, plant and equipment within property, plant and equipment.

(CAD$ in millions)		
Net book value as at December 31, 2018	$	504
IFRS 16 adoption (Note 33(a))		280
Additions		155
Depreciation		(145)
Changes in foreign exchange rates and other		(32)
Closing net book value as at December 31, 2019	**$**	**762**

b) Lease Liabilities

Minimum lease payments in respect of lease liabilities and the effect of discounting are as follows:

(CAD$ in millions)		**December 31, 2019**
Undiscounted minimum lease payments:		
Less than one year	**$**	**162**
Two to three years		**193**
Four to five years		**109**
Thereafter		**676**
		1,140
Effect of discounting		**(468)**
Present value of minimum lease payments – total lease liabilities		**672**
Less current portion		**(160)**
Long-term lease liabilities	**$**	**512**

Our most significant individual lease arrangements are as follows:

Fort Hills entered into a service agreement in 2017 with TC Energy Corp. for the operation of the Northern Courier Pipeline and associated tanks to transport bitumen between Fort Hills and Fort McMurray, Alberta, for a period of 25 years with an option to renew for four additional five-year periods. We have assumed the extensions will be exercised in our determination of the lease liability. As at December 31, 2019, our share of the related lease liability was $203 million.

TAK leases road and port facilities from the Alaska Industrial Development and Export Authority, through which it ships all concentrates produced at the Red Dog mine. The lease requires TAK to pay a minimum annual user fee of US$18 million for the next two years and US$6 million for the following 19 years. The lease is also subject to variable lease payments based on tonnage shipped and market prices for zinc over the lease term. As at December 31, 2019, the related lease liability was $119 million (US$92 million).

20. Leases (continued)

c) Lease Liability Continuity

(CAD$ in millions)		
As at December 31, 2018	$	338
IFRS 16 adoption (Note 33(a))		342
Cash flows		
Principal payments		(150)
Interest payments		(39)
Non-cash changes		
Additions		170
Accretion (Note 10)		39
Changes in foreign exchange and other		(28)
As at December 31, 2019	**$**	**672**

21. Income Taxes

a) Reconciliation of income taxes calculated at the Canadian statutory income tax rate to the actual provision for income taxes is as follows:

(CAD$ in millions)		**2019**		**2018**
Tax expense (recovery) at the Canadian statutory income tax rate of 26.94% (2018 – 27%)	**$**	**(126)**	$	1,217
Tax effect of:				
Resource taxes		**226**		360
Resource and depletion allowances		**(85)**		(80)
Non-deductible expenses (non-taxable income)		**(6)**		(157)
Impact of initial recognition exemption related to the Frontier oil sands project		**117**		–
Tax pools not recognized (recognition of previously unrecognized tax pools)		**(2)**		4
Effect due to tax legislative changes		**(39)**		–
Withholding taxes on foreign earnings		**39**		47
Difference in tax rates in foreign jurisdictions		**(2)**		2
Revisions to prior year estimates		**2**		(21)
Other		**(4)**		(7)
Total income taxes	**$**	**120**	$	1,365
Represented by:				
Current income taxes	**$**	**576**	$	691
Deferred income taxes		**(456)**		674
Total income taxes	**$**	**120**	$	1,365

b) The continuity related to deferred tax assets and liabilities is as follows:

(CAD$ in millions)		January 1, 2019[1]		Through Profit or Loss		Through OCI		Through Equity		December 31, 2019
Net operating loss carryforwards	$	139	$	54	$	(3)	$	–	$	190
Property, plant and equipment		(130)		(13)		(1)		–		(144)
Decommissioning and restoration provisions		94		29		–		–		123
Other temporary differences		57		20		(26)		(9)		42
Deferred income tax assets	**$**	**160**	**$**	**90**	**$**	**(30)**	**$**	**(9)**	**$**	**211**
Net operating loss carryforwards	$	(750)	$	111	$	3	$	(6)	$	(642)
Property, plant and equipment		7,402		(232)		(69)		–		7,101
Decommissioning and restoration provisions		(474)		(170)		7		–		(637)
U.S. alternative minimum tax credits		(38)		37		1		–		–
Unrealized foreign exchange		(146)		4		26		–		(116)
Withholding taxes		104		(8)		(5)		–		91
Inventories		97		(5)		(1)		–		91
Other temporary differences		116		(103)		1		–		14
Deferred income tax liabilities	**$**	**6,311**	**$**	**(366)**	**$**	**(37)**	**$**	**(6)**	**$**	**5,902**

(CAD$ in millions)		January 1, 2018		Through Profit or Loss		Through OCI		Through Equity		December 31, 2018
Net operating loss carryforwards	$	58	$	80	$	1	$	–	$	139
Property, plant and equipment		(189)		58		1		–		(130)
Decommissioning and restoration provisions		78		16		–		–		94
U.S. alternative minimum tax credits		143		(148)		5		–		–
Other temporary differences		64		(17)		10		–		57
Deferred income tax assets	**$**	**154**	**$**	**(11)**	**$**	**17**	**$**	**–**	**$**	**160**
Net operating loss carryforwards	$	(1,065)	$	312	$	3	$	–	$	(750)
Property, plant and equipment		7,390		(94)		126		–		7,422
Decommissioning and restoration provisions		(754)		287		(7)		–		(474)
U.S. alternative minimum tax credits		–		(38)		–		–		(38)
Unrealized foreign exchange		(135)		29		(40)		–		(146)
Withholding taxes		79		18		7		–		104
Inventories		65		32		–		–		97
Other temporary differences		(1)		117		–		–		116
Deferred income tax liabilities	**$**	**5,579**	**$**	**663**	**$**	**89**	**$**	**–**	**$**	**6,331**

Note:

1. The January 1, 2019 balance for deferred income tax liabilities related to property, plant and equipment has been adjusted by $20 million for the adoption of IFRS 16 (Note 33).

21. Income Taxes (continued)

c) Deferred Tax Assets and Liabilities Not Recognized

We have not recognized $293 million (2018 – $300 million) of deferred tax assets associated with unused tax credits and tax pools in entities and jurisdictions that do not have established sources of taxable income. The majority of these unused tax credits and tax pools do not expire.

Deferred tax liabilities of approximately $759 million (2018 – $745 million) have not been recognized on the unremitted foreign earnings associated with investments in subsidiaries and interests in joint arrangements where we control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future.

d) Loss Carryforwards

At December 31, 2019, we had $2.56 billion of Canadian federal net operating loss carryforwards (2018 – $2.91 billion). These loss carryforwards expire at various dates between 2029 and 2039. The deferred tax benefit of this pool has been recognized.

e) Alberta Tax Rate Reform

During the year ended December 31, 2019, legislation was enacted to reduce the Alberta corporate tax rate from 12% to 8% over the next two and a half years. As a result, we recognized a deferred tax recovery of $39 million in 2019 and our current Canadian statutory income tax rate was reduced from 27% to 26.94%.

f) Scope of Antamina's Peruvian Tax Stability Agreement

In the first quarter of 2019, the Peruvian tax authority, La Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT), issued an income tax assessment for the 2013 taxation year to Antamina (our joint operation in which we own a 22.5% share), denying accelerated depreciation claimed by Antamina in respect of a mill expansion and other assets, on the basis that the expansion was not covered by Antamina's tax stability agreement.

Antamina objected to the 2013 assessment, but lost its appeal with SUNAT during the year. In the fourth quarter, SUNAT raised similar assessments for the 2014 year. The issue also affects the 2015 to 2017 taxation years and we expect that it will be raised by SUNAT in those years as well.

Antamina intends to pursue the issue in the Peruvian courts. However, based on opinions of counsel, we have provided for the tax on this issue for all years possibly affected. The denial of accelerated depreciation claimed is a timing issue in our tax provision. Accordingly, we have recorded a current tax expense, offset by a deferred tax recovery that resulted in a net $2 million total tax expense adjustment.

Further, based on opinions of counsel, we believe that Antamina's position that interest and penalties are not owing in relation to this matter will more likely than not prevail for all taxation years in question. As a result, we have not provided for our share of interest and penalties for any years as at December 31, 2019.

22. Retirement Benefit Plans

We have defined contribution pension plans for certain groups of employees. Our share of contributions to these plans is expensed in the year earned by employees.

We have multiple defined benefit pension plans registered in various jurisdictions that provide benefits based principally on employees' years of service and average annual remuneration. These plans are only available to certain qualifying employees, and some are now closed to additional members. The plans are "flat-benefit" or "final-pay" plans and may provide for inflationary increases in accordance with certain plan provisions. All of our registered defined benefit pension plans are governed and administered in accordance with applicable pension legislation in either Canada or the United States. Actuarial valuations are performed at least every three years to determine minimum annual contribution requirements as prescribed by applicable legislation. For the majority of our plans, current service costs are funded based on a percentage of pensionable earnings or as a flat dollar amount per active member depending on the provisions of the pension plans. Actuarial deficits are funded in accordance with minimum funding regulations in each applicable jurisdiction. All of our defined benefit pension plans were actuarially valued within the past three

years. While the majority of benefit payments are made from registered held-in-trust funds, there are also several unregistered and unfunded plans where benefit payment obligations are met as they fall due.

We also have several post-retirement benefit plans that provide post-retirement medical, dental and life insurance benefits to certain qualifying employees and surviving spouses. These plans are unfunded, and we meet benefit obligations as they come due.

a) Actuarial Valuation of Plans

(CAD$ in millions)	2019		2018	
	Defined Benefit Pension Plans	**Non-Pension Post-Retirement Benefit Plans**	**Defined Benefit Pension Plans**	**Non-Pension Post-Retirement Benefit Plans**
Defined benefit obligation				
Balance at beginning of year	**$ 2,125**	**$ 392**	$ 2,224	$ 455
Current service cost	**47**	**17**	50	19
Benefits paid	**(137)**	**(19)**	(139)	(19)
Interest expense	**78**	**16**	73	17
Obligation experience adjustments	**5**	**4**	26	(30)
Effect from change in financial assumptions	**220**	**45**	(127)	(35)
Effect from change in demographic assumptions	**5**	**(43)**	4	(20)
Changes in foreign exchange rates	**(6)**	**(8)**	14	5
Balance at end of year	**2,337**	**404**	2,125	392
Fair value of plan assets				
Fair value at beginning of year	**2,423**	**–**	2,510	–
Interest income	**90**	**–**	82	–
Return on plan assets, excluding amounts included in interest income	**265**	**–**	(84)	–
Benefits paid	**(137)**	**(19)**	(139)	(19)
Contributions by the employer	**23**	**19**	42	19
Changes in foreign exchange rates	**(5)**	**–**	12	–
Fair value at end of year	**2,659**	**–**	2,423	–
Funding surplus (deficit)	**322**	**(404)**	298	(392)
Less effect of the asset ceiling				
Balance at beginning of year	**134**	**–**	44	–
Interest on asset ceiling	**5**	**–**	1	–
Change in asset ceiling	**(76)**	**–**	89	–
Balance at end of year	**63**	**–**	134	–
Net accrued retirement benefit asset (liability)	**$ 259**	**$ (404)**	$ 164	$ (392)
Represented by:				
Pension assets (Note 14)	**$ 360**	**$ –**	$ 254	$ –
Accrued retirement benefit liability	**(101)**	**(404)**	(90)	(392)
Net accrued retirement benefit asset (liability)	**$ 259**	**$ (404)**	$ 164	$ (392)

22. Retirement Benefit Plans (continued)

A number of the plans have a surplus totalling $63 million at December 31, 2019 (December 31, 2018 – $134 million), which is not recognized on the basis that future economic benefits are not available to us in the form of a reduction in future contributions or a cash refund.

In 2019, we recorded a $43 million gain (2018 – $19 million) through other comprehensive income (loss) as a result of changes in assumptions related to a reduction in future Medical Services Plan premiums required for post-retirement benefit plan members in the province of British Columbia.

We expect to contribute $24 million to our defined benefit pension plans in 2020 based on minimum funding requirements. The weighted average duration of the defined benefit pension obligation is 14 years and the weighted average duration of the non-pension post-retirement benefit obligation is 15 years.

Defined contribution expense for 2019 was $50 million (2018 – $47 million).

b) Significant Assumptions

The discount rate used to determine the defined benefit obligations and the net interest cost was determined by reference to the market yields on high-quality debt instruments at the measurement date with durations similar to the duration of the expected cash flows of the plans.

Weighted average assumptions used to calculate the defined benefit obligation at the end of each year are as follows:

	2019		2018	
	Defined Benefit Pension Plans	Non-Pension Post-Retirement Benefit Plans	Defined Benefit Pension Plans	Non-Pension Post-Retirement Benefit Plans
Discount rate	**3.04%**	**3.10%**	3.78%	3.88%
Rate of increase in future compensation	**3.25%**	**3.25%**	3.25%	3.25%
Medical trend rate	**–**	**5.00%**	–	5.00%

c) Sensitivity of the defined benefit obligation to changes in the weighted average assumptions:

		2019	
		Effect on Defined Benefit Obligation	
	Change in Assumption	Increase in Assumption	Decrease in Assumption
Discount rate	**1.0%**	**Decrease by 12%**	**Increase by 14%**
Rate of increase in future compensation	**1.0%**	**Increase by 1%**	**Decrease by 1%**
Medical cost claim trend rate	**1.0%**	**Increase by 1%**	**Decrease by 1%**

	2018		
	Effect on Defined Benefit Obligation		
	Change in Assumption	Increase in Assumption	Decrease in Assumption
Discount rate	1.0%	Decrease by 12%	Increase by 14%
Rate of increase in future compensation	1.0%	Increase by 1%	Decrease by 1%
Medical cost claim trend rate	1.0%	Increase by 1%	Decrease by 1%

The above sensitivity analyses are based on a change in each actuarial assumption while holding all other assumptions constant. The sensitivity analyses on our defined benefit obligation are calculated using the same methods as those used for calculating the defined benefit obligation recognized on our balance sheet. The methods and types of assumptions used in preparing the sensitivity analyses did not change from the prior period.

d) Mortality Assumptions

Assumptions regarding future mortality are set based on management's best estimate in accordance with published mortality tables and expected experience. These assumptions translate into the following average life expectancies for an employee retiring at age 65:

	2019		2018	
	Male	Female	Male	Female
Retiring at the end of the reporting period	**85.3 years**	**87.7 years**	85.2 years	87.7 years
Retiring 20 years after the end of the reporting period	**86.3 years**	**88.6 years**	86.3 years	88.6 years

e) Significant Risks

The defined benefit pension plans and post-retirement benefit plans expose us to a number of risks, the most significant of which include asset volatility risk, changes in bond yields, and an increase in life expectancy.

Asset volatility risk

The discount rate used to determine the defined benefit obligations is based on AA-rated corporate bond yields. If our plan assets underperform this yield, the deficit will increase. Our strategic asset allocation includes a significant proportion of equities that increases volatility in the value of our assets, particularly in the short term. We expect equities to outperform corporate bonds in the long term.

Changes in bond yields

A decrease in bond yields increases plan liabilities, which are partially offset by an increase in the value of the plans' bond holdings.

Life expectancy

The majority of the plans' obligations are to provide benefits for the life of the member. Increases in life expectancy will result in an increase in the plans' liabilities.

f) Investment of Plan Assets

The assets of our defined benefit pension plans are managed by external asset managers under the oversight of the Teck Resources Limited Executive Pension Committee.

Our pension plan investment strategies support the objectives of each defined benefit plan and are related to each plan's demographics and timing of expected benefit payments to plan members. The objective for the plan asset

22. Retirement Benefit Plans (continued)

portfolios is to achieve annualized portfolio returns over five-year periods in excess of the annualized percentage change in the Consumer Price Index plus a certain premium.

Strategic asset allocation policies have been developed for each defined benefit plan to achieve this objective. The policies also reflect an asset/liability matching framework that seeks to reduce the effect of interest rate changes on each plan's funded status by matching the duration of the bond investments with the duration of the pension liabilities. We do not use derivatives to manage interest risk. Asset allocation is monitored at least quarterly and rebalanced if the allocation to any asset class exceeds its allowable allocation range. Portfolio and investment manager performance is monitored quarterly and the investment guidelines for each plan are reviewed at least annually.

The defined benefit pension plan assets at December 31, 2019 and 2018 are as follows:

(CAD$ in millions)	2019			2018		
	Quoted	Unquoted	Total %	Quoted	Unquoted	Total %
Equity securities	**$ 957**	**$ –**	**36%**	$ 850	$ –	35%
Debt securities	**$ 1,322**	**$ –**	**50%**	$ 1,225	$ –	51%
Real estate and other	**$ 63**	**$ 317**	**14%**	$ 91	$ 257	14%

23. Provisions and Other Liabilities

(CAD$ in millions)	December 31, 2019	December 31, 2018
Provisions (a)	**$ 2,345**	$ 1,653
Derivative liabilities (net of current portion of $2 (2018 – $6))	**31**	39
ENAMI preferential dividend (Note 5(a))	**82**	–
IMSA payable (Note 5(d))	**58**	58
Other	**20**	42
	$ 2,536	$ 1,792

a) Provisions

The following table summarizes the movements in provisions for the year ended December 31, 2019:

(CAD$ in millions)	Decommissioning and Restoration Provisions	Other	Total
As at January 1, 2019	$ 1,614	$ 194	$ 1,808
Settled during the year	(67)	(45)	(112)
Change in discount rate	527	–	527
Change in amount and timing of cash flows	69	91	160
Accretion	112	2	114
Other	5	–	5
Changes in foreign exchange rates	(26)	(6)	(32)
As at December 31, 2019	2,234	236	2,470
Less current portion of provisions (Note 18)	(90)	(35)	(125)
Long-term provisions	**$ 2,144**	**$ 201**	**$ 2,345**

During the year ended December 31, 2019, we recorded $78 million (2018 – $33 million) of additional study and environmental costs arising from legal obligations through other provisions.

Decommissioning and Restoration Provisions

The decommissioning and restoration provisions represent the present value of estimated costs for required future decommissioning and other site restoration activities. These activities include removal of site structures and infrastructure, recontouring and revegetation of previously mined areas and the management of water and water quality in and around each closed site. The majority of the decommissioning and site restoration expenditures occur near the end of, or after, the life of the related operation.

After the end of the life of certain operations, water quality management costs may extend for periods in excess of 100 years. Of the total, our provision for these expenditures was $745 million as at December 31, 2019, of which $411 million relates to our steelmaking coal business unit. For our steelmaking coal operations, the current and future requirements for water quality management are established under a regional permit issued by the provincial government of British Columbia.

In 2019, the decommissioning and restoration provision was calculated using nominal discount rates between 5.03% and 6.69%. We also used an inflation rate of 2.00% (2018 – 2.00%) in our cash flow estimates. The total decommissioning and restoration provision includes $396 million (2018 – $249 million) in respect of closed operations.

24. Equity

a) Authorized Share Capital

Our authorized share capital consists of an unlimited number of Class A common shares without par value, an unlimited number of Class B subordinate voting shares without par value and an unlimited number of preferred shares without par value issuable in series.

Class A common shares carry the right to 100 votes per share. Class B subordinate voting shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B subordinate voting share. In all other respects, the Class A common shares and Class B subordinate voting shares rank equally.

The attributes of the Class B subordinate voting shares contain so-called "coattail provisions," which provide that, in the event that an offer (an "Exclusionary Offer") to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share at the option of the holder during a certain period provided that any Class A common shares received upon such conversion are deposited to the Exclusionary Offer. Any Class B subordinate voting shares converted into Class A common shares pursuant to such conversion right will automatically convert back to Class B subordinate voting shares in the event that any such shares are withdrawn from the Exclusionary Offer or not otherwise ultimately taken up and paid for under the Exclusionary Offer.

The Class B subordinate voting shares will not be convertible in the event that holders of a majority of the Class A common shares (excluding those shares held by the offeror making the Exclusionary Offer) certify to Teck that they will not, among other things, tender their Class A common shares to the Exclusionary Offer.

If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a "take-over bid" or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the coattail provisions will not apply.

24. Equity (continued)

b) Class A Common Shares and Class B Subordinate Voting Shares Issued and Outstanding

Shares (in 000's)	Class A Common Shares	Class B Subordinate Voting Shares
As at January 1, 2018	7,777	565,506
Class A common shares conversion	(9)	9
Options exercised (c)	–	3,710
Acquired and cancelled pursuant to normal course issuer bid (h)	–	(6,300)
As at December 31, 2018	7,768	562,925
Class A common shares conversion	(3)	3
Options exercised (c)	–	1,239
Acquired and cancelled pursuant to normal course issuer bid (h)	–	(24,639)
As at December 31, 2019	**7,765**	**539,528**

c) Share Options

The maximum number of Class B subordinate voting shares issuable to full-time employees pursuant to options granted under our current stock option plan is 28 million. As at December 31, 2019, 1,759,503 share options remain available for grant. The exercise price for each option is the closing price for our Class B subordinate voting shares on the last trading day before the date of grant. Our share options are settled through the issuance of Class B subordinate voting shares.

During the year ended December 31, 2019, we granted 1,940,210 share options to employees. These share options have a weighted average exercise price of $28.62, vest in equal amounts over three years, and have a term of 10 years.

The weighted average fair value of share options granted in the year was estimated at $10.73 per option (2018 – $11.10) at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

	2019	2018
Weighted average exercise price	**$ 28.62**	$ 37.44
Dividend yield	**1.05%**	2.67%
Risk-free interest rate	**1.81%**	2.06%
Expected option life	**5.9 years**	4.2 years
Expected volatility	**41%**	41%
Forfeiture rate	**0.55%**	0.54%

The expected volatility is based on a statistical analysis of historical daily share prices over a period equal to the expected option life.

Outstanding share options are as follows:

	2019		2018	
	Share Options (in 000's)	Weighted Average Exercise Price	Share Options (in 000's)	Weighted Average Exercise Price
Outstanding at beginning of year	**19,775**	**$ 21.75**	22,068	$ 19.52
Granted	**1,940**	**28.62**	1,575	37.44
Exercised	**(1,239)**	**8.17**	(3,710)	14.58
Forfeited	**(110)**	**32.52**	(107)	32.92
Expired	**(214)**	**38.24**	(51)	37.56
Outstanding at end of year	**20,152**	**$ 23.02**	19,775	$ 21.75
Vested and exercisable at end of year	**16,617**	**$ 21.32**	14,036	$ 22.83

The average share price during the year was $26.58 (2018 – $32.55).

Information relating to share options outstanding at December 31, 2019, is as follows:

Outstanding Share Options (in 000's)	Exercise Price Range	Weighted Average Remaining Life of Outstanding Options (months)
5,400	$ 5.34 – $ 15.35	70
3,471	$ 15.36 – $ 24.97	60
2,155	$ 24.98 – $ 26.79	47
6,123	$ 26.80 – $ 36.85	70
3,003	$ 36.86 – $ 58.80	58
20,152	**$ 5.34 – $ 58.80**	**64**

Total share option compensation expense recognized for the year was $18 million (2018 – $17 million).

d) Deferred Share Units, Restricted Share Units, Performance Share Units and Performance Deferred Share Units

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units).

As of 2017, DSUs are granted to directors only. RSUs may be granted to both employees and directors. PSUs and PDSUs are granted to certain officers only. DSUs entitle the holder to a cash payment equal to the closing price of one Class B subordinate voting share on the Toronto Stock Exchange on the day prior to redemption. RSUs entitle the holder to a cash payment equal to the weighted average trading price of one Class B subordinate voting share on the Toronto Stock Exchange over 20 consecutive trading days prior to the payout date. PSUs and PDSUs issued in 2017 and later vest in a percentage from 0% to 200% based on both relative total shareholder return as compared to our compensation peer group and a calculation based on the change in EBITDA over the vesting period divided by the change in a weighted commodity price index. Once vested, PSUs and PDSUs entitle the holder to a cash payment equal to the weighted average trading price of one Class B subordinate voting share on the Toronto Stock Exchange over 20 consecutive trading days prior to the payout date. Officers granted PSUs in 2017 and later can elect to receive up to 50% of their Units as PDSUs, which pay out following termination of employment as described below.

RSUs, PSUs, and PDSUs vest on December 20 in the year prior to the third anniversary of the grant date. DSUs granted to directors vest immediately. Units vest on a *pro rata* basis if employees retire or are terminated without cause, and unvested units are forfeited if employees resign or are terminated with cause.

24. Equity (continued)

DSUs and PDSUs may be redeemed on or before December 15 of the first calendar year commencing after the date on which the participant ceases to be a director or employee. RSUs and PSUs pay out on the vesting date.

Additional Units are issued to Unit holders to reflect dividends paid and other adjustments to Class B subordinate voting shares.

In 2019, we recognized compensation recovery of $14 million for Units (2018 – $42 million expense). The total liability and intrinsic value for vested Units as at December 31, 2019 was $71 million (2018 – $103 million).

The outstanding Units are summarized in the following table:

(in 000's)	2019		2018	
	Outstanding	Vested	Outstanding	Vested
DSUs	2,463	2,463	2,644	2,644
RSUs	892	–	821	381
PSUs	741	–	667	312
PDSUs	177	65	123	61
	4,273	2,528	4,255	3,398

e) Accumulated Other Comprehensive Income

(CAD$ in millions)	2019	2018
Accumulated other comprehensive income – beginning of year	$ 584	$ 244
IFRS 9 transition adjustment on January 1, 2018	–	(34)
Currency translation differences:		
Unrealized gains (losses) on translation of foreign subsidiaries	(449)	638
Foreign exchange differences on debt designated as a hedge of our investment in foreign subsidiaries (net of taxes of $(26) and $40)	167	(255)
	(282)	383
Gain (loss) on marketable equity and debt securities (net of taxes of $(1) and $1)	7	(9)
Remeasurements of retirement benefit plans (net of taxes of $(31) and $(2))	74	8
Total other comprehensive income (loss)	(201)	382
Less remeasurements of retirement benefit plans recorded in retained earnings	(74)	(8)
Accumulated other comprehensive income – end of year	$ 309	$ 584

f) Earnings (Loss) Per Share

The following table reconciles our basic and diluted earnings (loss) per share:

(CAD$ in millions, except per share data)	2019	2018
Net basic and diluted profit (loss) attributable to shareholders of the company	$ (605)	$ 3,107
Weighted average shares outstanding (000's)	559,765	573,905
Dilutive effect of share options	–	8,233
Weighted average diluted shares outstanding (000's)	559,765	582,138
Basic earnings (loss) per share	$ (1.08)	$ 5.41
Diluted earnings (loss) per share	$ (1.08)	$ 5.34

At December 31, 2019, there is a net loss attributable to shareholders of the company and, accordingly, all share options would be considered anti-dilutive and have been excluded from the calculation of diluted earnings (loss) per share. At December 31, 2018, 5,458,816 potentially dilutive shares were not included in the diluted earnings per share calculation because their effect was anti-dilutive.

g) Dividends

We declared and paid dividends on our Class A common and Class B subordinate voting shares of $0.05 per share in each quarter of 2019, $0.05 per share in each of the first three quarters of 2018 and $0.15 per share in the fourth quarter of 2018.

h) Normal Course Issuer Bid

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In 2019, we purchased 24,399,468 (2018 – 6,539,558) Class B subordinate voting shares under our normal course issuer bid for $654 million. During 2019, we cancelled 24,639,468 (2018 – 6,299,558) Class B subordinate voting shares, of which 240,000 were purchased in 2018 for $7 million.

25. Non-Controlling Interests

Set out below is information about our subsidiaries with non-controlling interests and the non-controlling interest balances included in equity.

(CAD$ in millions)	Principal Place of Business	Percentage of Ownership Interest and Voting Rights Held by Non-Controlling Interest	December 31, 2019	December 31, 2018
Carmen de Andacollo	Region IV, Chile	10%	**$ 29**	$ 32
Quebrada Blanca (a)(b)	Region I, Chile	40%	**634**	10
Elkview Mine Limited Partnership	British Columbia, Canada	5%	**67**	59
Compañía Minera Zafranal S.A.C.	Arequipa Region, Peru	20%	**40**	33
			$ 770	$ 134

a) During the year ended December 31, 2019, SMM/SC subscribed for a 30% indirect interest in QBSA (Note 5(a)). As a result, we recorded a non-controlling interest for SMM/SC's interest in QBSA of $793 million on the date of the transaction.

25. Non-Controlling Interests (continued)

b) Quebrada Blanca

The following is the summarized financial information for Quebrada Blanca before intra-group eliminations. Quebrada Blanca has non-controlling interests that are considered material to our consolidated financial statements.

(CAD$ in millions)	December 31, 2019	December 31, 2018
Summarized balance sheet		
Current assets	**$ 653**	$ 153
Current liabilities	**512**	204
Current net assets	**141**	(51)
Non-current assets	**6,628**	4,952
Non-current liabilities	**3,448**	2,217
Non-current net assets	**3,180**	2,735
Net assets	**$ 3,321**	$ 2,684
Accumulated non-controlling interests	**$ 634**	$ 10
Summarized statement of comprehensive income (loss)		
Revenue	**$ 170**	$ 224
Loss for the period	**(120)**	(97)
Other comprehensive income (loss)	**(138)**	202
Total comprehensive income (loss)	**$ (258)**	$ 105
Loss allocated to non-controlling interests	**$ (24)**	$ (12)
Summarized cash flows		
Cash flows from operating activities	**$ (298)**	$ (33)
Cash flows from investing activities	**(1,255)**	(429)
Cash flows from financing activities	**2,076**	464
Effect of exchange rates on cash and cash equivalents	**(22)**	–
Net increase in cash and cash equivalents	**$ 501**	$ 2

26. Contingencies

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2019, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving TML in the Federal District Court for the Eastern District of Washington continues. In December 2012 on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the *Comprehensive Environmental Response, Compensation, and Liability Act* (CERCLA) for response costs, the amount of which will be determined in later

phases of the case. TML has exhausted its appeal rights in respect of that decision. As a consequence of a ruling of the Ninth Circuit Court of Appeals, alleged damages associated with air emissions are no longer part of the case.

A hearing with respect to natural resource damages and assessment costs is expected to follow completion of the remedial investigation and feasibility study being undertaken by TAI.

Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess the extent of our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

Elk Valley Water Quality

During the year ended December 31, 2018, Teck Coal Limited (TCL) received notice from Canadian federal prosecutors of potential charges under the Fisheries Act in connection with discharges of selenium and calcite from coal mines in the Elk Valley. Since 2014, compliance limits and site performance objectives for selenium and other constituents, as well as requirements to address calcite, in surface water throughout the Elk Valley and in the Koocanusa Reservoir have been established under a regional permit issued by the provincial government in British Columbia. This permit references the Elk Valley Water Quality Plan, an area-based management plan developed by Teck in accordance with a 2013 Order of the British Columbia Minister of Environment. If federal charges are laid, potential penalties may include fines as well as orders with respect to operational matters. It is not possible at this time to fully assess the viability of TCL's potential defences to any charges, or to estimate the potential financial impact on TCL of any conviction. Nonetheless, that impact may be material.

27. Commitments

a) Capital Commitments

As at December 31, 2019, we had contracted for $2.86 billion of capital expenditures that have not yet been incurred for the purchase and construction of property, plant and equipment. This amount includes $2.54 billion for QB2, $224 million for our steelmaking coal operations and $93 million for our 22.5% share of Antamina. The amount includes $2.4 billion that is expected to be incurred within one year and $460 million within two to five years.

b) Red Dog Royalty

In accordance with the operating agreement governing the Red Dog mine, TAK pays a royalty to NANA Regional Corporation, Inc. (NANA) on the net proceeds of production. A 25% royalty became payable in the third quarter of 2007 after we had recovered cumulative advance royalties previously paid to NANA. The net proceeds of production royalty rate will increase by 5% every fifth year to a maximum of 50%. The increase to 35% of net proceeds of production occurred in the fourth quarter of 2017. An expense of US$231 million was recorded in 2019 (2018 – US$252 million) in respect of this royalty.

c) Antamina Royalty

Our interest in the Antamina mine is subject to a net profits royalty equivalent to 7.4% of our share of the mine's free cash flow. An expense of $16 million was recorded in 2019 (2018 – $25 million) in respect of this royalty.

d) Purchase Commitments

We have a number of forward purchase commitments for the purchase of concentrates and other process inputs, and for shipping and distribution of products, which are incurred in the normal course of business. The majority of these contracts are subject to *force majeure* provisions.

We have contractual arrangements for the purchase of power for the expansion of our Quebrada Blanca Operations. These contracts contain monthly fixed prices and variable prices per hour and were effective from dates between November 2016 and January 2019. In 2018, we entered into a 20-year contractual arrangement to purchase power for

our Trail Operations, with an option to extend for a further 10 years. This arrangement requires a payment of $75 million per year, escalating at 2% per year.

28. Segmented Information

Based on the primary products we produce and our development projects, we have five reportable segments which we report to our Chief Executive Officer — steelmaking coal, copper, zinc, energy and corporate. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities, and groups that provide administrative, technical, financial and other support to all of our business units. Other operating income (expenses) include general and administration, exploration, research and innovation, and other operating income (expense). Sales between segments are carried out on terms that arm's-length parties would use. Total assets does not include intra-group receivables between segments. Deferred tax assets have been allocated amongst segments.

(CAD$ in millions)	December 31, 2019					
	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total
Segment revenues	$ 5,522	$ 2,469	$ 3,487	$ 975	$ –	$ 12,453
Less: Intra-segment revenues	–	–	(519)	–	–	(519)
Revenues	5,522	2,469	2,968	975	–	11,934
Cost of sales	(3,410)	(1,852)	(2,367)	(965)	–	(8,594)
Gross profit	2,112	617	601	10	–	3,340
Asset impairments	(289)	(31)	–	(2,370)	–	(2,690)
Other operating expenses	(136)	(183)	(63)	(26)	(392)	(800)
Profit (loss) from operations	1,687	403	538	(2,386)	(392)	(150)
Net finance income (expense)	(60)	(119)	(47)	(27)	35	(218)
Non-operating income (expense)	(15)	50	(9)	(2)	(121)	(97)
Share of loss of associates and joint ventures	–	(2)	–	–	(1)	(3)
Profit (loss) before taxes	1,612	332	482	(2,415)	(479)	(468)
Capital expenditures	1,197	1,757	307	191	16	3,468
Goodwill	702	399	–	–	–	1,101
Total assets	16,032	12,740	3,904	3,916	2,758	39,350

(CAD$ in millions)			December 31, 2018			
	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total
Segment revenues	$ 6,349	$ 2,714	$ 3,744	$ 407	$ –	$ 13,214
Less: Intra-segment revenues	–	–	(650)	–	–	(650)
Revenues	6,349	2,714	3,094	407	–	12,564
Cost of sales	(3,309)	(1,837)	(2,225)	(572)	–	(7,943)
Gross profit (loss)	3,040	877	869	(165)	–	4,621
Asset impairments	–	(10)	(31)	–	–	(41)
Other operating income (expenses)	(79)	(247)	820	1	(291)	204
Profit (loss) from operations	2,961	620	1,658	(164)	(291)	4,784
Net finance expense	(47)	(47)	(37)	(16)	(72)	(219)
Non-operating income (expense)	37	4	11	–	(104)	(52)
Share of loss of associates and joint ventures	–	(2)	–	–	(1)	(3)
Profit (loss) before taxes	2,951	575	1,632	(180)	(468)	4,510
Capital expenditures	969	850	411	375	8	2,613
Goodwill	702	419	–	–	–	1,121
Total assets	15,491	10,400	3,754	6,131	3,850	39,626

The geographical distribution of our non-current assets, excluding deferred income tax assets and financial and other assets, is as follows:

(CAD$ in millions)	December 31, 2019	December 31, 2018
Canada	**$ 21,685**	$ 23,238
Chile	**8,696**	7,146
United States	**1,511**	1,282
Peru	**1,497**	1,477
Other	**146**	99
	$ 33,535	$ 33,242

29. Financial Instruments and Financial Risk Management

a) Financial Risk Management

Our activities expose us to a variety of financial risks, which include liquidity risk, foreign exchange risk, interest rate risk, commodity price risk, credit risk and other risks associated with capital markets. From time to time, we may use foreign exchange, commodity price and interest rate contracts to manage exposure to fluctuations in these variables. Our use of derivatives is based on established practices and parameters to mitigate risk and is subject to the oversight of our Hedging Committee and our Board of Directors.

Foreign Exchange Risk

We operate on an international basis, and therefore, foreign exchange risk exposures arise from transactions denominated in a currency other than the functional currency of the entity. Our foreign exchange risk arises primarily with respect to the U.S. dollar, Chilean peso and Peruvian sol. Our cash flows from Canadian, Chilean and Peruvian operations are exposed to foreign exchange risk, as commodity sales are denominated in U.S. dollars and a substantial portion of operating expenses are denominated in local currencies.

We also have various investments in U.S. dollar foreign operations, whose net assets are exposed to foreign currency translation risk. This currency exposure is managed in part through our U.S. dollar denominated debt as a hedge against net investments in foreign operations.

U.S. dollar financial instruments subject to foreign exchange risk consist of U.S. dollar denominated items held in Canada and are summarized below. This risk is reduced by our policy to apply a hedge against our U.S. dollar net investments using our U.S. dollar debt.

(US$ in millions)	December 31, 2019	December 31, 2018
Cash and cash equivalents	**$ 85**	$ 907
Trade and settlement receivables	**505**	640
Trade accounts payable and other liabilities	**(459)**	(421)
Debt	**(3,209)**	(3,809)
	(3,078)	(2,683)
Net investment in foreign operations hedged	**2,969**	2,628
Net U.S. dollar exposure	**$ (109)**	$ (55)

As at December 31, 2019, with other variables unchanged, a $0.10 strengthening of the Canadian dollar against the U.S. dollar would result in a $1 million pre-tax loss (2018 – $8 million) from our financial instruments. There would also be a $464 million pre-tax loss (2018 – $408 million) in other comprehensive income from the translation of our foreign operations. The inverse effect would result if the Canadian dollar weakened by $0.10 against the U.S. dollar.

Liquidity Risk

Liquidity risk arises from our general and capital funding requirements. We have planning, budgeting and forecasting processes to help determine our funding requirements to meet various contractual and other obligations. Note 19(c) details our available credit facilities as at December 31, 2019.

Contractual undiscounted cash flow requirements for financial liabilities as at December 31, 2019 are as follows:

(CAD$ in millions)	Less Than 1 Year	2–3 Years	4–5 Years	More Than 5 Years	Total
Trade accounts payable and other liabilities (Note 18)	$ 2,498	$ –	$ –	$ –	**$ 2,498**
Debt (Note 19(d))	29	414	286	3,469	**4,198**
Lease liabilities (Note 20(b))	162	193	109	676	**1,140**
Estimated interest payments on debt	235	444	410	3,126	**4,215**
Estimated interest payments on lease liabilities	9	11	6	39	**65**

Interest Rate Risk

Our interest rate risk arises in respect of our holdings of cash and cash equivalents. Our interest rate management policy is generally to borrow at fixed rates, however we can also borrow at floating rates or use fixed to floating swaps to offset financial risks.

Cash and cash equivalents have short terms to maturity and receive interest based on market interest rates.

A 1% increase in the short-term interest rate at the beginning of the year, with other variables unchanged, would have resulted in a $17 million pre-tax increase in our profit (2018 – $15 million). There would be no effect on other comprehensive income. The inverse effect would result if the short-term interest rate decreased by 1%.

Commodity Price Risk

We are subject to price risk from fluctuations in market prices of the commodities that we produce. From time to time, we may use commodity price contracts to manage our exposure to fluctuations in commodity prices. At the balance sheet date, we had zinc and lead derivative contracts outstanding as described in (b) below.

Our commodity price risk associated with financial instruments primarily relates to changes in fair value caused by final settlement pricing adjustments to receivables and payables, derivative contracts for zinc and lead, embedded derivatives in one of our road and port contracts, and in the ongoing payments under our silver stream and gold stream arrangements.

The following represents the effect on profit attributable to shareholders from a 10% change in commodity prices, based on outstanding receivables and payables subject to final pricing adjustments at December 31, 2019. There is no effect on other comprehensive income.

	Price on December 31,		Change in Profit Attributable to Shareholders	
(CAD$ in millions, except for US$/lb. data)	**2019**	**2018**	**2019**	**2018**
Copper	**US$2.80/lb.**	US$2.70/lb.	**$ 14**	$ 21
Zinc	**US$1.04/lb.**	US$1.12/lb.	**$ 7**	$ 7

A 10% change in the price of zinc, lead, silver and gold, respectively, with other variables unchanged, would change our net liability relating to derivatives and embedded derivatives, excluding receivables and payables subject to final pricing adjustments, and change our pre-tax profit attributable to shareholders by $17 million (2018 – $16 million). There would be no effect on other comprehensive income.

29. Financial Instruments and Financial Risk Management (continued)

Credit Risk

Credit risk arises from cash, cash equivalents, derivative contracts, debt securities and trade receivables. While we are exposed to credit losses due to the non-performance of our counterparties, there are no significant concentrations of credit risk and we do not consider this to be a material risk.

Our primary counterparties related to our cash, cash equivalents, derivative contracts and debt securities carry investment grade ratings as assessed by external rating agencies, which are monitored on an ongoing basis. All of our commercial customers are assessed for credit quality at least once a year or more frequently if business or customer specific conditions change based on an extensive credit rating scorecard developed internally using key credit metrics and measurements that were adapted from S&P's and Moody's rating methodologies. Sales to customers that do not meet the credit quality criteria are secured either by a parental guarantee, letter of credit or prepayment.

For our trade receivables, we apply the simplified approach for determining expected credit losses, which requires us to determine the lifetime expected losses for all our trade receivables. The expected lifetime credit loss provision for our trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, as required. Since the majority of our customers are considered to have low default risk and our historical default rate and frequency of losses are low, the lifetime expected credit loss allowance for trade receivables is nominal as at December 31, 2019.

Our investments in debt securities carried at fair value through other comprehensive income are considered to have low credit risk as our counterparties have investment grade credit ratings. The credit risk of our investments in debt securities has not increased significantly since initial recognition of these investments and accordingly, the loss allowance for investments in debt securities is determined based on the 12-month expected credit losses. The 12-month expected credit loss allowance is based on historical and forward-looking default rates for investment grade entities, which are low and accordingly, the 12-month expected credit loss allowance for our investments in debt securities is nominal as at December 31, 2019.

b) Derivative Financial Instruments and Hedges

Sale and Purchase Contracts

We record adjustments to our settlement receivables and payables for provisionally priced sales and purchases, respectively, in periods up to the date of final pricing based on movements in quoted market prices or published price assessments (for steelmaking coal). These arrangements are based on the market price of the commodity and the value of our settlement receivables and payables will vary as prices for the underlying commodities vary in the metal markets. These final pricing adjustments result in gains (losses from purchases) in a rising price environment and losses (gains from purchases) in a declining price environment and are recorded in other operating income (expense).

The table below outlines our outstanding settlement receivables and payables, which were provisionally valued at December 31, 2019, and December 31, 2018.

	Outstanding at December 31, 2019			Outstanding at December 31, 2018		
(Pounds in millions)	Pounds		US$/lb.	Pounds		US$/lb.
Receivable positions						
Copper	**65**	**$**	**2.80**	93	$	2.70
Zinc	**239**	**$**	**1.04**	208	$	1.12
Lead	**74**	**$**	**0.87**	24	$	0.91
Payable positions						
Zinc payable	**79**	**$**	**1.04**	77	$	1.12
Lead payable	**10**	**$**	**0.87**	16	$	0.91

At December 31, 2019, total outstanding settlement receivables were $465 million (2018 – $557 million), and total outstanding settlement payables were $16 million (2018 – $45 million). These amounts are included in trade and settlement receivables and trade accounts payable and other liabilities, respectively, on the consolidated balance sheet.

Zinc and Lead Swaps

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. During 2019 and 2018, we purchased and sold zinc and lead swaps to match our economic exposure to the average zinc and lead prices over our shipping year, which is from July of one year to June of the following year. We do not apply hedge accounting to the zinc or lead swaps.

The fair value of our commodity swaps is calculated using a discounted cash flow method based on forward metal prices. A summary of these derivative contracts and related fair values as at December 31, 2019 is as follows:

Derivatives not designated as hedging instruments	Quantity	Average Price of Purchase Commitments	Average Price of Sale Commitments	Fair Value Asset (Liability) (CAD$ in millions)	
Zinc swaps	77 million lbs.	US$1.04/lb.	US$1.02/lb.	$	(2)
Lead swaps	50 million lbs.	US$0.89/lb.	US$0.88/lb.		(1)
				$	(3)

All free-standing derivative contracts mature in 2020 and 2021.

Free-standing derivatives, not designated as hedging instruments, are recorded in trade accounts payable and other liabilities in the amount of $3 million on the consolidated balance sheet.

29. Financial Instruments and Financial Risk Management (continued)

Derivatives Not Designated as Hedging Instruments and Embedded Derivatives

(CAD$ in millions)	Amount of Gain (Loss) Recognized in Other Operating Income (Expense) (Note 9)	
	2019	**2018**
Zinc derivatives	**$ (4)**	$ (40)
Lead derivatives	**(2)**	(4)
Settlement receivables and payables	**(49)**	(117)
Contingent zinc escalation payment embedded derivative (c)	**1**	13
Gold stream embedded derivative (c)	**15**	(1)
Silver stream embedded derivative (c)	**7**	(4)
	$ (32)	$ (153)

During the year ended December 31, 2019, we recorded a $105 million gain (2018 – $42 million loss) in non-operating income (expense) (Note 11) related to an increase in the value of the debt prepayment option in our 8.5% notes due in June 2024, up to the date of redemption of the notes during 2019 (Note 19(a)).

Accounting Hedges

Net investment hedge

We manage the foreign currency translation risk of our various investments in U.S. dollar foreign operations in part through the designation of our U.S. dollar denominated debt as a hedge against net investments in foreign operations (Note 29(a)). We designate the spot element of the U.S. dollar debt as the hedging instrument. As only the spot rate element of the debt is designated in the hedging relationship, no ineffectiveness is expected and no ineffectiveness was recognized in profit for the years ended December 31, 2019 and 2018. The hedged foreign currency risk component is the change in the carrying amount of the net assets of the foreign operation arising from spot U.S. dollar to Canadian dollar exchange rate movements. At December 31, 2019, US$3.0 billion of our debt (2018 – US$2.6 billion) and U.S. dollar investment in foreign operations was designated in a net investment hedging relationship. During the year ended December 31, 2019, $193 million (2018 – $295 million) of foreign exchange translation on our U.S. dollar investment in foreign operations was hedged by an offsetting amount of foreign exchange translation on our U.S. dollar denominated debt. Refer to Note 24(e) for the effect of our net investment hedges on other comprehensive income (loss).

c) Embedded Derivatives

The TAK road and port contract contains a contingent zinc escalation payment that is considered to be an embedded derivative. The fair value of this embedded derivative was $31 million at December 31, 2019 (2018 – $34 million) and is included in provisions and other liabilities on the consolidated balance sheet.

The gold stream and silver stream agreements entered into in 2015 each contain an embedded derivative in the ongoing future payments due to Teck. The gold stream's 15% ongoing payment contains an embedded derivative relating to the gold price. The fair value of this embedded derivative was $25 million at December 31, 2019 (2018 – $11 million) and is included in financial and other assets on the consolidated balance sheet. The silver stream's 5% ongoing payment contains an embedded derivative relating to the silver price. The fair value of this embedded derivative was $6 million at December 31, 2019 (2018 – $1 million) and is included in financial and other assets (2018 – provisions and other liabilities) on the consolidated balance sheet.

30. Fair Value Measurements

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Observable Inputs Other than Quoted Prices

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases, certain refined metal sales and steelmaking coal sales because they are valued using quoted market prices derived based on forward curves for the respective commodities and published price assessments for steelmaking coal sales.

Level 3 – Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in certain debt securities and certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency.

30. Fair Value Measurements (continued)

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at December 31, 2019 and 2018, are summarized in the following table:

(CAD$ in millions)	2019				2018			
	Level 1	Level 2	Level 3	**Total**	Level 1	Level 2	Level 3	Total
Financial assets								
Cash equivalents	$ 877	$ –	$ –	**$ 877**	$ 1,296	$ –	$ –	$ 1,296
Marketable equity securities	53	–	36	**89**	44	–	36	80
Debt securities	104	–	2	**106**	90	–	3	93
Settlement receivables	–	465	–	**465**	–	557	–	557
Derivative instruments and embedded derivatives	–	29	–	**29**	–	86	–	86
	$ 1,034	$ 494	$ 38	**$ 1,566**	$ 1,430	$ 643	$ 39	$ 2,112
Financial liabilities								
Derivative instruments and embedded derivatives	$ –	$ 33	$ –	**$ 33**	$ –	$ 45	$ –	$ 45
Settlement payables	–	16	–	**16**	–	45	–	45
	$ –	$ 49	$ –	**$ 49**	$ –	$ 90	$ –	$ 90

As at December 31, 2019, we measured certain non-financial assets at their recoverable amounts using a FVLCD basis, which is classified as a Level 3 measurement. Refer to Note 8 for information about these fair value measurements.

Unless disclosed elsewhere in our financial statements, the fair value of the remaining financial assets and financial liabilities approximate their carrying value.

31. Capital Management

The capital we manage is the total of equity and debt on our balance sheet. Our capital management objectives are to maintain access to the capital we require to operate and grow our business while minimizing the cost of such capital and providing for returns to our investors. Our financial policies are to maintain, on average over time, a target debt-to-EBITDA ratio of approximately 2.0x. This ratio is expected to vary from its target level from time to time, reflecting commodity price cycles and corporate activity, including the development of major projects. We may also review and amend such policy targets from time to time. We maintain a US$4.0 billion committed revolving credit facility, which is undrawn at December 31, 2019. The credit facility includes a financial covenant that requires us to maintain a net debt-to-capitalization ratio that does not exceed 0.60 to 1.0 (Note 19(c)).

As at December 31, 2019, our debt-to-EBITDA ratio was 3.6 (2018 – 0.9) and our net debt-to-capitalization ratio was 0.15 to 1.0 (2018 – 0.13 to 1.0). We manage the risk of not meeting our financial targets through the issuance and repayment of debt, our distribution policy, the issuance of equity capital, asset sales as well as through the ongoing management of operations, investments and capital expenditures.

32. Key Management Compensation

The compensation for key management recognized in total comprehensive income in respect of employee services is summarized in the table below. Key management includes our directors, President and Chief Executive Officer, and senior vice presidents.

(CAD$ in millions)		2019		2018
Salaries, bonuses, director fees and other short-term benefits	**$**	**17**	$	16
Post-employment benefits		**9**		1
Share option compensation expense (Note 24(c))		**7**		6
Compensation expense (recovery) related to Units (Note 24(d))		**(1)**		7
	$	**32**	$	30

33. Adoption of New IFRS Pronouncements

a) Leases

We adopted IFRS 16 as at January 1, 2019 in accordance with the transitional provisions outlined in the standard, using a cumulative catch-up approach where we recorded leases from that date forward and did not restate comparative information. We recorded right-of-use assets of $280 million within property, plant and equipment, measured at either an amount equal to the lease liability or their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using our incremental borrowing rate on January 1, 2019. We recorded lease liabilities of $342 million as at January 1, 2019 and reclassified $338 million of lease liabilities that were previously presented with debt on the balance sheet. The net of tax difference between right-of-use assets and lease liabilities recognized on transition of $43 million was recorded as a retained earnings adjustment on January 1, 2019.

IFRS 16 eliminates the classification of leases as either operating or finance leases for a lessee, and all leases will be recorded on the balance sheet for the lessee.

As part of the initial application of IFRS 16 we elected to apply the following practical expedients:

- the previous determination of whether a contract is, or contains, a lease pursuant to IAS 17 and IFRIC 4 has been maintained for existing contracts;
- not recognize a right-of-use asset or lease liability for leases where the lease term ends within 12 months of the date of initial application, with the exception of a portfolio of equipment leases in our steelmaking coal business unit;
- rely on our assessment of whether leases are onerous contracts as an alternative to an impairment review;
- exclude initial direct costs from the right-of-use asset; and
- use hindsight when assessing the lease term.

33. Adoption of New IFRS Pronouncements (continued)

Reconciliation of lease liabilities as at January 1, 2019

(CAD$ in millions)		
Future aggregate minimum lease payments under operating leases as at December 31, 2018	$	439
Recognition exemptions and other		(2)
	$	437
Effect of discounting at the incremental borrowing rate		(95)
Lease liabilities arising on initial application of IFRS 16		342
Lease liabilities from finance leases previously recorded in debt		338
Total lease liabilities as at January 1, 2019	$	680

The weighted average incremental borrowing rate for lease liabilities initially recognized as at January 1, 2019 was 4.97%.

b) Uncertainty Over Income Tax Treatments

We adopted IFRIC 23 on January 1, 2019 with retrospective application. IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments. The effect of uncertain tax treatments are recognized at the most likely amount or expected value. The adoption of IFRIC 23 did not affect our financial results or disclosures.

Board of Directors[1]

Sheila A. Murray(1)(4)(5)
Chair of the Board
Director since 2018

Norman B. Keevil III(1)
Vice Chair of the Board
Director since 1997

Donald R. Lindsay(1)
President and Chief Executive Officer
Director since 2005

Mayank M. Ashar(2)(3)
Director since 2007

Quan Chong(5)
Director since 2016

Laura L. Dottori-Attanasio(4)(5)
Director since 2014

Edward C. Dowling(1)(2)(3)
Director since 2012

Eiichi Fukuda(5)
Director since 2016

Toru Higo
Director since 2019

Tracey L. McVicar(1)(2)(3)
Director since 2014

Kenneth W. Pickering(4)(5)
Director since 2015

Una M. Power(2)(3)
Director since 2017

Timothy R. Snider(1)(4)(5)
Director since 2015

Notes:
(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Compensation, Talent & Technology Committee
(4) Member of the Corporate Governance & Nominating Committee
(5) Member of the Safety & Sustainability Committee

---

[1] Directors listed as at February 26, 2020. More information on our directors and officers can be found in our most recent Annual Information Form or in our Management Proxy Circular, which are available on our website at www.teck.com, under our profile at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission website at www.sec.gov.

Officers[2]

Sheila A. Murray
Chair of the Board

Norman B. Keevil III
Vice Chair of the Board

Donald R. Lindsay
President and Chief Executive Officer

Dale E. Andres
Senior Vice President, Base Metals

Alex N. Christopher
Senior Vice President, Exploration, Projects and Technical Services

Réal Foley
Senior Vice President, Marketing and Logistics

Andrew J. Golding
Senior Vice President, Corporate Development

Kieron McFadyen
Senior Vice President, Energy

Ronald A. Millos
Senior Vice President, Finance and Chief Financial Officer

Andrew K. Milner
Senior Vice President and Chief Transformation Officer

H. Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis

Peter C. Rozee
Senior Vice President, Commercial and Legal Affairs

Robin B. Sheremeta
Senior Vice President, Coal

Marcia M. Smith
Senior Vice President, Sustainability and External Affairs

Dean C. Winsor
Senior Vice President and Chief Human Resources Officer

Ian K. Anderson
Vice President, Logistics

Shehzad Bharmal
Vice President, North America Operations, Base Metals

Greg J. Brouwer
Vice President, Transformation

Anne J. Chalmers
Vice President, Risk and Security

Amparo Cornejo
Vice President, Chile Sustainability and Corporate Affairs

Larry M. Davey
Vice President, Planning and Development, Coal

Christopher J. Dechert
Vice President, South America

Sepanta Dorri
Vice President, Corporate Development

Mark Edwards
Vice President, Community and Government Relations

John F. Gingell
Vice President, Financial Systems

C. Jeffrey Hanman
Vice President, Corporate Affairs

M. Colin Joudrie
Vice President, Business Development

Ralph J. Lutes
Vice President, Asia

Scott E. Maloney
Vice President, Environment

Karla L. Mills
Vice President, Project Development

Douglas J. Powrie
Vice President, Tax

Crystal J. Prystai
Vice President and Corporate Controller

Amanda R. Robinson
Corporate Secretary

Kalev Ruberg
Vice President and Chief Innovation Officer

André D. Stark
Vice President, Marketing

Keith G. Stein
Vice President, Major Projects

Lawrence A. Watkins
Vice President, Health and Safety

Scott R. Wilson
Vice President and Treasurer

[2] Officers listed as at February 26, 2020. More information on our directors and officers can be found in our most recent Annual Information Form or in our Management Proxy Circular, which are available on our website at www.teck.com, under our profile at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission website at www.sec.gov.

Corporate Information

2019 Share Prices and Trading Volume

Class B subordinate voting shares–TSX–CAD$/share

	High	Low	Close	Volume
Q1	$ 32.34	$ 26.70	$ 30.92	96,418,728
Q2	$ 34.31	$ 26.15	$ 30.22	89,750,430
Q3	$ 30.41	$ 21.05	$ 21.48	94,405,305
Q4	$ 23.20	$ 19.34	$ 22.52	95,488,631
				376,063,094

Class B subordinate voting shares–NYSE–US$/share

	High	Low	Close	Volume
Q1	$ 24.61	$ 21.30	$ 23.18	31,108,253
Q2	$ 25.74	$ 19.41	$ 23.06	40,109,369
Q3	$ 23.27	$ 15.90	$ 16.23	38,675,054
Q4	$ 17.73	$ 14.52	$ 17.37	47,813,737
				157,706,413

Class A common shares–TSX–CAD$/share

	High	Low	Close	Volume
Q1	$ 32.20	$ 27.00	$ 31.00	220,496
Q2	$ 34.00	$ 26.36	$ 29.99	179,975
Q3	$ 30.30	$ 21.21	$ 21.75	173,050
Q4	$ 23.37	$ 19.60	$ 22.67	201,946
				775,467

Stock Exchanges

Our Class A common shares and Class B subordinate voting shares are listed on the Toronto Stock Exchange under the symbols and TECK.B, respectively.

Our Class B subordinate voting shares are also listed on the New York Stock Exchange under the symbol TECK.

Dividends Declared on Class A and B Shares

Amount per share	Payment Date
$ 0.05	March 29, 2019
$ 0.05	June 28, 2019
$ 0.05	September 30, 2019
$ 0.05	December 31, 2019

These dividends are eligible for both the Canadian federal and provincial enhanced dividend tax credits.

Shares Outstanding at December 31, 2019

Class A common shares	7,765,503
Class B subordinate voting shares	539,527,734

Annual Meeting

Our annual meeting of shareholders will be held at 12:00 p.m. on Tuesday, April 21, 2020, in the Mackenzie Room, Fairmont Waterfront Hotel, 900 Canada Place, Vancouver, British Columbia, V6C 3L5.

Transfer Agents

Inquiries regarding change of address, stock transfers, registered shareholdings, dividends, estate matters, or lost certificates should be directed to our Registrar and Transfer Agent:

AST Trust Company (Canada)
1600 – 1066 West Hastings Street,
Vancouver, British Columbia V6E 3X1

AST Trust Company (Canada) provides an AnswerLine Service for the convenience of shareholders:

Toll-free in Canada and the United States
+1.800.387.0825
Outside Canada and the United States
+1.416.682.3860
Email: inquiries@astfinancial.com
Website: www.astfinancial.com/ca-en

American Stock Transfer & Trust Company, LLC
6201 – 15th Avenue,
Brooklyn, New York 11219
+1.800.937.5449 or +1.718.921.8124
Email: help@astfinancial.com
Website: www.astfinancial.com
TTY: +1.866.703.9077 or +1.718.921.8386

Auditors

PricewaterhouseCoopers LLP
Chartered Professional Accountants
Suite 1400, 250 Howe Street,
Vancouver, British Columbia V6C 3S7

Annual Information Form

We prepare an Annual Information Form that is filed with the securities commissions or similar bodies in all the provinces of Canada. Copies of our Annual Information Form and annual and quarterly reports are available on request or on our website at www.teck.com, under our profile on SEDAR at www.sedar.com, and on the EDGAR section of the SEC website at www.sec.gov.

Teck Resources Limited
Suite 3300, 550 Burrard Street
Vancouver, British Columbia, Canada
V6C 0B3
+1.604.699.4000 Tel
www.teck.com